Exhibit 99.1

Certain confidential information contained in this document, marked by “[***]”, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both (i) not material and (ii) is the type of information that the Company treats as private or confidential. Certain schedules (or similar attachments) also marked by “[***]” have been omitted pursuant to Item 601(a)(5) of Regulation S-K.

Dated 11 August 2026

Transaction Agreement

1. Interpretation	1
2. Treatment of Scheme Shares	20
3. Consideration	22
4. Conditions	23
5. Implementation of the Scheme	28
6. Company Equity Plans and Employee Matters	33
7. Responsibility for Information and Standards of Care	34
8. Warranties	34
9. Conduct Pending the Effective Date	35
10. Non-solicitation	42
11. Cash Funding Requirement	46
12. Director and Officer Liability	47
13. Further Covenants of the Parties	48
14. Termination	52
15. Expense Reimbursement	54
16. No Survival of Representations and Warranties	57
17. Announcements and Confidentiality	57
18. Further Assurances	58
19. Fees, Costs and Taxes	58
20. Entire Agreement	59
21. Remedies	59
22. Waiver and Variation	60
23. Invalidity	60
24. Assignment	60
25. Several Liability	61
26. Notices	61
27. Rights of Third Parties	64
28. Counterparts	64
29. Governing Law and Jurisdiction	64
30. Process Agent	64
31. Non-Recourse	65

Schedule 1 Conditions	66

Schedule 2 Identified Clearances	69

Schedule 3 Company Equity Plans and Employee Matters	70
Part 1 Company Equity Plans	70
Part 2 Employee Matters	76

Schedule 4 Warranties of the Company	77

Schedule 5 Warranties of the Consortium	104
Part 1 CPPIB	104
Part 2 Founder	105

Schedule 6 [***] Form of Scheme	106

Schedule 7 [***] Form of Company Shareholder Resolution	107

Schedule 8 [***] Form of Special Committee Recommendation	108

Schedule 9 [***] Joint Announcement	109

Schedule 10 [***] Form of Rollover Election Notice	110

This Agreement is made on 11 August 2026

Between:

(1)	CANADA PENSION PLAN INVESTMENT BOARD, whose address is One Queen Street East, Suite 2500, Toronto, ON, M5C 2W5, Canada (“CPPIB”);

(2)	MR. SUMANT SINHA, whose address is 1017 B, Aralias, DLF Golf Course Road, Gurgaon -122009 (“Founder”); and

(3)

RENEW ENERGY GLOBAL PLC, a public limited company incorporated in England with registered number 13220321, whose registered office is at C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB (the “Company”),

(each a “Party” and together the “Parties”).

Whereas:

(A)

The Consortium intends that CPPIB, directly or indirectly through a wholly owned subsidiary (CPPIB or such subsidiary, as applicable and in such capacity, the “Purchaser”), shall acquire all of the Cash-Out Shares by way of the Scheme on the terms and subject to the conditions set out in this Agreement (the “Transaction”).

(B)

Certain Scheme Shareholders who timely submit their respective Rollover Election Notices in accordance with clause 2.1 (the “Rollover Election Shareholders”) will, subject to clause 2.3 and clause 2.4, have their Scheme Shares remain outstanding in the Transaction (the “Rollover Shares” and a holder of Rollover Share(s) being a “Rollover Shareholder”).

(C)

In accordance with the Scheme, at the Effective Time (I) the Cash-Out Shares will transfer from the Cash-Out Shareholders to the Purchaser and the Cash-Out Shareholders will have the right to receive the Consideration and (II) the Rollover Shares will not be transferred to the Purchaser and will remain outstanding as Company Ordinary Shares held by the Rollover Shareholders and no payment or distribution shall be made with respect thereto in respect of the Transaction.

(D)

The Special Committee has resolved to unanimously recommend that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Company Shareholders vote in favour of the Company Shareholder Resolution at the Company General Meeting.

(E)	The Parties have agreed to take certain steps to implement the Transaction and wish to enter into this Agreement to record their respective obligations relating to such matters.

It is agreed:

1.	Interpretation

1.1	In this Agreement the following terms have the following meanings:

“1933 Act” means the US Securities Act of 1933;

“1934 Act” means the US Securities Exchange Act of 1934;

“2026 Adjusted EBITDA” means the Adjusted EBITDA as shown in the 2026 Company Accounts, being INR 98,503,000,000;

“Acceptable Confidentiality Agreement” means any customary confidentiality agreement limiting the use and disclosure of non-public information of, or with respect to, the Company that: (i) does not contain any provision that would prevent the Company from complying with its obligation to provide disclosure to the Consortium pursuant to clause 10.6, and (ii) contains provisions (other than standstill provisions) that are not less favourable to the Company than those contained in the Confidentiality Agreement;

“Acquisition” has the meaning given in clause 13.9;

“Adjusted EBITDA” means, with respect to the Company and its Subsidiaries for any period, the Company’s consolidated profit (or loss) for such period (a) plus (i) current and deferred tax, (ii) finance costs and fair value changes on derivative instruments, (iii) change in fair value of warrants (if recorded as expense), (iv) depreciation and amortization, (v) listing expenses, and (vi) share based payment and other expense related to listing, (b) minus (i) share in profit or loss of jointly controlled entities, (ii) finance income and fair value change in derivative instruments, and (iii) change in fair value of warrants (if recorded as income), in each case, calculated using the same accounting principles adopted in the 2026 Company Accounts (consistently applied);

“Affiliate” means with respect to any Person, any other Person who or which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person; but shall exclude, in the case of CPPIB, all portfolio companies, investee companies and investment funds (where CPPIB or any of its Affiliates does not have investment decision-making power) in which CPPIB or any of its Affiliates is invested, directly or indirectly. As used in this definition, the term “control” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

“Ancillary Scheme Documentation” has the meaning given in clause 5.2(a);

“Applicable Law” means, with respect to any Person, any federal, state, foreign national or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or relevant stock exchange requirement that is binding on or applicable to such Person;

“Associated Company” means in relation to the Company, any entity, undertaking or body corporate (other than a Subsidiary) in which the Company or any Group Company (whether directly or indirectly): (i) has an equity interest, shareholding or ownership interest of twenty per cent. (20%) or more; or (ii) has the right to appoint one or more directors (or equivalent);

“Business Day” means a day which is not a Saturday, a Sunday or a bank or public holiday in Toronto, Canada, London, United Kingdom, New York, USA or New Delhi, India;

“C&I Agreements” means the commercial and industrial agreements set out in folder 19.3.16 in the Project Christmas Data Room;

“Cash-Out Shareholders” means a holder of Cash-Out Share(s);

“Cash-Out Shares” means all Scheme Shares which are not Rollover Shares, including those Scheme Shares that become Cash-Out Shares by operation of clause 2.3 and clause 2.4.

“Cash Funding Requirement” has the meaning given in clause 11.1;

“Class A Ordinary Shares” means class A ordinary shares of $0.0001 each in the capital of the Company, provided that, for the avoidance of doubt, “Class A Ordinary Shares” includes class A ordinary shares represented by Depository Receipts;

“Class B Ordinary Shares” means class B ordinary shares of $0.0001 each in the capital of the Company;

“Class C Ordinary Shares” means class C ordinary shares of $0.0001 each in the capital of the Company;

“Class D Ordinary Shares” means class D ordinary shares of $0.0001 each in the capital of the Company;

“Clearances” means any antitrust, merger control, foreign investment or other regulatory approvals, consents, clearances, permissions or waivers required in connection with the Transaction;

“Companies Act” means the UK Companies Act 2006;

“Company Accounts” means:

(a)

the audited consolidated financial statements of the Company as of 31 March 2026 (including the notes thereto) set out in the Company’s annual report and accounts for the year ended 31 March 2026 filed with the SEC on Form 20-F on 30 July 2026 (the “2026 Company Accounts”);

(b)

the audited consolidated financial statements of the Company as of 31 March 2025 (including the notes thereto) set out in the Company’s annual report and accounts for the year ended 31 March 2025 filed with the SEC on Form 20-F on 30 July 2025 (the “2025 Company Accounts”); and

(c)

the audited consolidated financial statements of the Company as of 31 March 2024 (including the notes thereto) set out in the Company’s annual report and accounts for the year ended 31 March 2024 filed with the SEC on Form 20-F on 30 July 2024 (the “2024 Company Accounts”);

“Company Adverse Recommendation Change” means any of the following actions taken by the Special Committee, the Company Board or any other committee thereof:

(a)	recommending, adopting or approving or publicly proposing to recommend, adopt or approve any Competing Proposal;

(b)

withdrawing, qualifying, amending or modifying in a manner adverse to the Purchaser (or publicly proposing to withdraw, or qualify, amend or modify in a manner adverse to the Purchaser), the Special Committee Recommendation;

(c)	failing to include the Special Committee Recommendation in the Scheme Circular; or

(d)	resolving or agreeing to do any of the foregoing;

“Company Articles” means the articles of association of the Company, as amended from time to time;

“Company Board” means the board of directors of the Company, from time to time;

“Company Budget” means the Company’s budget for the financial year ended 31 March 2027, as set out at document 2.4.16 in the Project P2 Data Room;

“Company Business Plan” means the Company’s long term business plan, as set out at document 2.4.15 in the Project P2 Data Room;

“Company Disclosure Letter” means the disclosure letter delivered by the Company to each member of the Consortium on the date of this Agreement;

“Company Employee Plan” means each Company Equity Plan, each Subsidiary Equity Plan and any (a) material “employee benefit plan” as defined in Section 3(3) of ERISA; or (b) other material plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit sharing, equity or equity based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers’ compensation, supplemental unemployment benefits or post employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (i) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee, worker or individual consultant of the Company or any of its Subsidiaries, or (ii) for which the Company or any of its Subsidiaries has any liability and, in each case, other than any arrangement sponsored or maintained by a Governmental Authority or which is required to be maintained by Applicable Law;

“Company Equity Plans” means the Company 2021 Incentive Award Plan and the Company Non-Employee 2021 Incentive Award Plan;

“Company General Meeting” means the general meeting of the Company Shareholders (including any adjournment or postponement thereof) to be convened in connection with the Scheme in order for the Company Shareholders to consider and, if thought fit, approve the Company Shareholder Resolution, notice of which is to be set out in the Scheme Circular;

“Company Material Adverse Effect” means an Effect that, individually or in the aggregate, either (i) results in or would reasonably be expected to result in (1) a reduction in the consolidated gross assets of the Company and its Subsidiaries, taken as a whole and calculated using the same accounting principles adopted in the 2026 Company Accounts (consistently applied), by more than 5% relative to the Gross Assets, taken as a whole, as shown in the 2026 Company Accounts or (2) a reduction in the Adjusted EBITDA by more than 25% relative to the 2026 Adjusted EBITDA; provided that, in each case, the foregoing shall not take into account any reduction resulting from (X) any asset sale, sale of shares of Subsidiaries or reduction on account of financial restructuring in accordance with any Joint Venture Agreements, in each case permitted under clause 9, or (Y) any loss or destruction of assets if and only to the extent compensated by insurance proceeds received or receivable by the Company or any of its Subsidiaries, or (ii) would or would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Transaction or the other transactions contemplated by this Agreement, other than to the extent resulting from any delay in or failure to obtain any Identified Clearance; provided that no Effect under clause (i) hereof, to the extent resulting from, arising out of, or relating to any of the following, shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect:

(a)

any changes in general business, economic, social or political conditions, or the capital, credit, banking, debt, financial or currency markets, in the United States, India, the United Kingdom or elsewhere in the world;

(b)	any changes in general conditions in the industry (including seasonal or business cycle fluctuations) in which the Company and its Subsidiaries operate;

(c)	general legal, Tax, economic, political and/or regulatory conditions (or changes therein);

(d)

the negotiation, execution, announcement or performance of this Agreement or the consummation of the Transaction or the other transactions contemplated by this Agreement (except that this paragraph (d) shall not apply with respect to the representations or warranties set forth in paragraph 2.2 or paragraph 2.3 of Schedule 4 or any other representation and warranty that is expressly intended to address the consequences of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement);

(e)	the identity of any member of the Consortium or any of its Affiliates, or any facts or circumstances relating to any member of the Consortium or any of its Affiliates;

(f)

any decline in the market price, or change in trading volume, of the capital stock of the Company (provided that the underlying causes of any such decline or change may be considered in determining whether a Company Material Adverse Effect has occurred, or would be reasonably be expected to occur, to the extent not otherwise excluded by another exception herein);

(g)

any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties), or any change in the credit rating of the Company or any of its Subsidiaries (provided that the underlying causes of any such failure or change may be considered in determining whether a Company Material Adverse Effect has occurred, or would be reasonably be expected to occur, to the extent not otherwise excluded by another exception herein);

(h)	any fluctuations in interest rates or the value of any currency;

(i)

any changes in Applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any Applicable Law (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby (including with respect to Taxes), in each case, after the date hereof;

(j)	any changes or prospective changes in IFRS (or the enforcement or interpretation thereof), in each case, after the date hereof;

(k)	any action that CPPIB directs the Company to take in writing;

(l)

any outbreak, continuation or escalation regarding acts of war (whether or not declared), military activity, material armed hostilities, sabotage, or terrorism, or pandemics, epidemics, disease outbreaks, volcanoes, tsunamis, earthquakes, hurricanes, tornados, floods or other natural or man-made disasters or act of God, including any worsening of such conditions existing as of the date hereof; or

(m)	any changes in the financial or securities markets,

except that the Effects referred to in paragraphs 1.1(a) through (c), (h) through (j) and (l) through (m) above may be taken into account to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected compared to other companies operating in India in the same industry as the Company and its Subsidiaries, in which case only the incremental disproportionate impact may be taken into account in determining whether a Company Material Adverse Effect has occurred;

“Company Ordinary Shares” means Class A Ordinary Shares, Class B Ordinary Shares, Class C Ordinary Shares and Class D Ordinary Shares;

“Company Private Warrants” means the warrants initially issued in a private placement that occurred simultaneously with the completion of RMG Acquisition Corporation II’s initial public offering, each of which is exercisable for 1.0917589 Class A Ordinary Shares at a price of $11.50 per 1.0917589 Class A Ordinary Shares and are subject to the Company Warrant Agreement;

“Company Public Warrants” means the warrants initially issued as part of the units in RMG Acquisition Corporation II’s initial public offering, each of which is exercisable for 1.0917589 Class A Ordinary Shares at a price of $11.50 per 1.0917589 Class A Ordinary Shares and are subject to the Company Warrant Agreement;

“Company Share Awards” means any option, restricted stock unit or performance stock unit to acquire Class A Ordinary Shares outstanding under the Company Equity Plans as of immediately prior to the Court Sanction Order;

“Company Shareholder” means a registered holder of Company Ordinary Shares as shown on the register of members of the Company, from time to time;

“Company Shareholder Approvals” means, together:

(a)

the approval by a majority in number of the Scheme Shareholders who are on the register of members of the Company at the Voting Record Time and who are present and vote, whether in person or by proxy, at the Court Meeting (and at any separate class meeting which may be required by the Court) and who represent not less than 75% in value of the Scheme Shares voted by those Scheme Shareholders (the “Requisite Majority”); and

(b)

the passing of the Company Shareholder Resolution by Company Shareholders representing not less than 75% of the total voting rights of Company Shareholders present and voting, whether in person or by proxy, at the Company General Meeting;

“Company Shareholder Meetings” means the Court Meeting and the Company General Meeting;

“Company Shareholder Resolution” means the special resolution to amend the Company Articles and approve such other matters as may be necessary to facilitate the implementation of the Transaction and/or the Scheme, in substantially the form set out in Schedule 7 with or subject to any modification or addition which CPPIB and the Company may mutually agree;

“Company Supplemental Disclosure Letter” means the supplemental disclosure letter (if any) delivered by the Company to each member of the Consortium on the date immediately preceding the Court Sanction Hearing;

“Company Warrant Agreement” means the amended and restated warrant agreement, entered into as of 23 August 2021, by and between the Company, Computershare Inc., a Delaware corporation, and its wholly owned subsidiary, Computershare Trust Company, N.A., a federally chartered trust company, as warrant agent;

“Company Warrants” means together the Company Public Warrants and the Company Private Warrants;

“Competing Proposal” means any indication of interest, proposal, inquiry or offer from any Person (or Persons acting in concert) or group (as defined in section 13(d) of the 1934 Act), other than any member of the Consortium, relating to any:

(a)

direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to more than 20% of the consolidated assets (by fair market value) of the Company and its Subsidiaries, taken as a whole, or to which more than 20% of the revenues or earnings of the Company and its Subsidiaries, taken as a whole, on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available;

(b)

direct or indirect acquisition (whether by issuance or transfer and whether in a single transaction or a series of related transactions) of more than 20% of the outstanding voting or equity securities of the Company (which, if consummated, would result in any Person (or Persons acting in concert) beneficially owning 20% or more of the outstanding shares of the Company entitled to vote on the election of directors);

(c)

takeover offer, tender offer or exchange offer that, if consummated, would result in such Person or group (as defined in section 13(d) of the 1934 Act) beneficially owning more than 20% of the outstanding voting or equity securities of the Company (which, if consummated, would result in any Person (or Persons acting in concert) beneficially owning 20% or more of the outstanding shares of the Company entitled to vote on the election of directors); or

(d) merger, consolidation, share exchange, scheme of arrangement, business combination, joint venture, reorganisation, recapitalisation, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries pursuant to which persons other than the shareholders of the Company immediately preceding such transaction would hold more than 20% of the voting or equity securities in the Company or, as applicable, in such surviving, resulting or ultimate parent entity as a result of such transaction (which, if consummated would result in any Person (or Persons acting in concert) beneficially owning 20% or more of the outstanding shares of the Company entitled to vote on the election of directors);

“Conditions” means the conditions to the implementation of the Transaction set out in Schedule 1, each a “Condition”;

“Confidentiality Agreement” means the confidentiality letter agreement dated as of 4 August 2026, between CPPIB and the Company;

“Consideration” means $7.02 in cash per Cash-Out Share;

“Consortium” means, collectively, each of CPPIB and Founder.

“Contract” means any legally binding contract, agreement, obligation, understanding or instrument, plant, machinery or equipment lease, license, concession, franchise, note, option, bond, mortgage, indenture, trust document, loan, insurance policy or other arrangement, commitment or undertaking of any nature; provided that “Contracts” shall not include any Company Employee Plan;

“Convening Order” has the meaning given in clause 5.2(e)(ii);

“Court” means the High Court of Justice of England and Wales;

“Court Documentation” has the meaning given in clause 5.2(i);

“Court Meeting” means the meeting(s) of Scheme Shareholders (and any adjournment or postponement thereof) convened with the permission of the Court pursuant to section 896 of the Companies Act for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme;

“Court Sanction Condition” means the Condition set out in paragraph 1(d) of Schedule 1;

“Court Sanction Hearing” means the hearing of the Court to sanction the Scheme;

“Court Sanction Order” means the order of the Court sanctioning the Scheme under Part 26 of the Companies Act;

“Cutback Threshold” has the meaning given in clause 2.3;

“D&O Parties” means the directors, managers and officers of the Company and each of its Subsidiaries as at the Effective Date and any other person who was a director, manager or officer of the Company or any of its Subsidiaries in the ten years prior to the Effective Date;

“Data Rooms” means each of the Project Christmas Data Room and the Project P2 Data Room, both of which have been made available to the Consortium and the Consortium’s Representatives and a copy of each is contained on the Data Rooms USB;

“Data Rooms USB” means the USB which contains a copy of the contents of the Data Rooms, which will be provided by the Company to Freshfields LLP at 100 Bishopsgate, London EC2P 2SR as soon as practicable following the date of this Agreement;

“Deposit Agreement” means the agreement dated 20 August 2021 between the Company, the Depositary and the holders from time to time of Depositary Receipts;

“Depositary” means Computershare Trust Company, N.A.;

“Depositary Receipt” means a depository receipt representing 1 Class A Ordinary Share;

“Disclosed” means:

(a)

any matter which is fully and fairly disclosed in this Agreement and the Disclosure Documents, in each case with sufficient detail to enable the Purchaser to identify the nature, scope and impact of the matter disclosed and to make a reasonably informed assessment of the fact, matter or information concerned; or

(b)

any information disclosed in the Company SEC Documents (so long as such documents are publicly available via the EDGAR database of the SEC or have been made available to the Consortium) prior to the relevant date of determination;

“Disclosure Documents” means the Company Disclosure Letter, the Company Supplemental Disclosure Letter (if any) and the Data Rooms;

“Dispute” has the meaning given in clause 29.4;

“Effect” means any event, change, effect, circumstance, condition, fact, development or occurrence;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval database of the SEC;

“Effective Date” means the date on which the Court Sanction Order is delivered to the Registrar of Companies, at which point the Scheme shall become effective in accordance with its terms;

“Effective Time” means the time on the Effective Date at which the Court Sanction Order is delivered to the Registrar of Companies;

“Encumbrance” means, with respect to any share, security, property or asset (as applicable), any mortgage, lien, pledge, charge, security interest, hypothecation, right of pre-emption, right of first refusal, contract for sale, or restriction of any nature or other encumbrance, whether voluntarily incurred or arising by operation of Applicable Law, including any Contract to give or grant any of the foregoing;

“Equity IRR” means the annualised internal rate of return on equity capital, calculated on actual and projected free cash flows after servicing all capital expenditure, working capital and debt obligations, such that the net present value of such cash flows equals zero;

“Equity Securities” means, with respect to any Person:

(a)	any shares in the share capital or other equity securities of, or other membership, partnership or other ownership interest in, such Person;

(b)

any securities of such Person convertible into or exchangeable or exercisable for shares in the share capital or other equity or voting securities of, or other membership, partnership or other ownership interests in, such Person or any of its subsidiaries;

(c)

any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any share capital or other equity or voting securities of, or other membership, partnership or other ownership interests in, or securities convertible into or exchangeable or exercisable for share capital or other equity or voting securities of, or other membership, partnership or other ownership interests in, such Person or any of its subsidiaries; or

(d)

any restricted shares, stock options, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any share capital or other equity or voting securities of, other membership, partnership or other ownership interests in, such Person or any of its subsidiaries;

“ERISA” means the Employee Retirement Income Security Act of 1974;

“Excluded Shares” means any Company Ordinary Shares (including Company Ordinary Shares represented by Depositary Receipts) that, as at the Scheme Record Time, are:

(a)	registered in the name of, or beneficially owned by, any member of the Consortium or his or its Affiliates, or their respective nominees; or

(b)	held by the Company in treasury;

“Existing Indebtedness” means the Indebtedness of the Group Companies existing as on the date of this Agreement, and shall include, for the avoidance of doubt, loans to be disbursed under agreements which have already been executed as on the date of this Agreement and any Indebtedness incurred by any special purpose vehicle or other Group Company entity (howsoever structured) through which the proceeds of such Indebtedness have been on-lent or otherwise passed on to a Group Company incorporated in India;

“Expense Reimbursement” has the meaning given in clause 15.1;

“F&O Policies” means the financial and operational committee charter of the Company dated 9 September 2021, and the threshold policy dated 14 August 2024, as set out at documents 19.7 and 19.8 in the Project Christmas Data Room, in each case as amended from time to time provided that a copy of such amended documents are provided to the Consortium promptly following such amendment;

“Filing” means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing;

“Forms of Proxy” has the meaning given in clause 5.2(a);

“Governmental Authority” means any national, transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, stock exchanges, commission or authority and any arbitral tribunal but excluding any state-owned enterprise, government-owned corporation or other entity owned or controlled by a government that operates with the purpose of making investments on a commercial basis and does not exercise governmental, administrative or regulatory authority;

“Group” means the Company and its Subsidiaries and the expression “Group Company” shall be construed accordingly;

“Gross Assets” means the gross assets of the Group as shown in the 2026 Company Accounts, being INR 1,056,088,000,000;

“Health and Safety Policies and Standards” means all formally documented written policies, procedures, standards, and guidelines, or any customary or routinely observed practices of the Company and its Subsidiaries relating to workplace health, safety, sanitation, hazard disposal, emergency response and environmental protection, including (a) those in effect as of the date of this Agreement; (b) any policies or standards required to be maintained by Applicable Law or by any Governmental Authority; and (c) any internal monitoring, reporting, or enforcement mechanisms relating thereto;

“Identified Clearances” means the Clearances set out in Schedule 2;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, from time to time, consistently applied;

“Indebtedness” means, with respect to any Person:

(a)	all obligations for borrowed money, whether current, short-term or long-term and whether secured or unsecured;

(b)

all obligations evidenced by bonds, debentures, notes or similar instruments, including any liability in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock;

(c)	all indebtedness of others secured by any Encumbrance on owned or acquired property, whether or not the indebtedness secured thereby has been assumed;

(d)	all obligations under leases that have been or should be, in accordance with IFRS, recorded as capital leases;

(e)

all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments whether or not drawn;

(f)	all obligations under securitisation transactions;

(g)	all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business);

(h)	all obligations, contingent or otherwise, in respect of bankers’ acceptances, whether or not drawn;

(i)

net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination);

(j)

guarantees in respect of the items described in paragraphs (a) through (i), above, including guarantees of another Person’s Indebtedness or obligations of another Person which is secured by assets of Company or any of its Subsidiaries, provided that Indebtedness shall not include: (i) any performance guarantee or any other guarantee that is not a guarantee of other Indebtedness; or (ii) in the case of the Company or any of its Subsidiaries, any guarantee provided for the benefit of the Company or any of its Subsidiaries; and

(k)	any accrued interest or penalties on any of the foregoing;

“Intellectual Property Rights” means any and all common law or statutory rights anywhere in the world arising under or associated with:

(a)	patents, patent applications, statutory invention registrations, registered designs, and similar or equivalent rights in inventions (“Patents”);

(b)	trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin (“Marks”);

(c)	domain names;

(d)	copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship); and

(e)	other similar or equivalent intellectual property or proprietary rights anywhere in the world;

“Intervening Event” means any Effect that:

(a)

is material to the Company and its Subsidiaries (taken as a whole), was not known to or reasonably foreseeable by the Special Committee or the Company Board as of the date of this Agreement (or if known or reasonably foreseeable, the magnitude or material consequences of which were not known or reasonably foreseeable) and becomes known to the Special Committee or the Company Board after the date of this Agreement and before the date on which the Court Sanction Condition is satisfied;

(b)	does not result from a breach of this Agreement by the Company or relate to any Clearance or the expiration or termination of any waiting period under Applicable Law; and

(c)	does not relate to or involve any Competing Proposal or any enquiry or communications relating thereto;

provided that in no event shall the following constitute, or be taken into account in determining the existence of an Intervening Event: (i) the negotiation, execution, announcement or performance of this Agreement or the pendency or the consummation of the Transaction or the other transactions contemplated by this Agreement; (ii) the mere increase in the market price or trading volume of the capital stock of the Company (provided that the underlying causes of any such increase may be considered in determining whether an Intervening Event has occurred, or would be reasonably be expected to occur, to the extent not otherwise excluded by another exception herein); (iii) the Company meeting or exceeding internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings, cash flow or any other financial or performance measures (whether made by the Company or any Third Parties), or any change in the Company’s credit rating (provided that the underlying causes of any such events may be considered in determining whether an Intervening Event has occurred, or would be reasonably be expected to occur, to the extent not otherwise excluded by another exception herein); (iv) any fluctuations in interest rates or the value of any currency; (v) any changes or prospective changes in IFRS (or the enforcement or interpretation thereof), in each case, after the date hereof; (vi) any action that CPPIB directs the Company to take in writing; (vii) any outbreak, continuation or escalation regarding acts of war (whether or not declared), military activity, material armed hostilities, sabotage, or terrorism, or pandemics, epidemics, disease outbreaks, volcanoes, tsunamis, earthquakes, hurricanes, tornados, floods or other natural or man-made disasters or act of God, including any worsening of such conditions existing as of the date hereof, except that the matters referred to in paragraphs (v) and (vii) may be taken into account to the extent that the impact of any such Effect on the Company and its Subsidiaries, taken as a whole, is disproportionate relative to the impact of such Effect on companies operating in India in the industry in which the Company and its Subsidiaries operate, and then solely to the extent of such incremental disproportionate impact;

“IT Act” means the (Indian) Income-tax Act, 2025 as of the date hereof, as may be amended or supplemented from time to time (and any successor provisions) including any statutory modifications or re-enactment thereof and the applicable rules, regulations, circulars, orders, bye-laws, ordinances, policies, notifications, directions and the like issued thereunder;

“Joint Announcement” means the joint announcement to be made by the Parties in respect of their intention to proceed with the Transaction on and subject to the terms of this Agreement, in the form set out in Schedule 9;

“Joint Venture Agreements” means the agreements disclosed in folder 19.3 of the Project Christmas Data Room and the C&I Agreements;

“Long Stop Date” means the date that is the later of (a) 31 March 2027 and (b) 95 days following the publication of the Scheme Circular, or such later date as CPPIB and the Company may agree in writing and the Court may allow;

“Material Contract” means any agreement, arrangement, obligation, understanding or commitment, whether in writing or not, entered into with a person other than a Group Company which is reasonably expected to result in payments to or by any Group Company in excess of 50 million dollars (USD $50,000,000) in any annual period, or which is otherwise material to the business, prospects, profits or assets of the Group, excluding any agreement, arrangement, obligation, understanding or commitment in relation to the Group’s Indebtedness;

“Material Group Company” means the Company and the Material Subsidiaries;

“Material Subsidiaries” means the Subsidiaries listed in document 2.4.13 in the Project P2 Data Room (each a “Material Subsidiary”);

“Maximum U.S. Rollover Percentage” has the meaning given in clause 2.4.

“Nasdaq” means the NASDAQ Global Market or the NASDAQ Stock Market LLC, as applicable;

“New Business” means:

(a)	setting-up a pumped hydro storage project of an indicative capacity of 1 GW, pursuant to tender issued by the Uttar Pradesh Power Corporation Limited (UPPCL) for a 40 year PPA;

(b)	setting-up a 2 KTPA Green Hydrogen project pursuant to tender issued by the Chennai Petroleum Corporation Limited (CPCL) on BOO mode for a term of 25 years; and

(c)	setting-up data centre(s) with an aggregate capacity of 200MW;

“Offer” has the meaning given in clause 13.9;

“Order” means any undertaking, condition, obligation, commitment, remedy, order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, made to or entered by or with any Governmental Authority;

“Panel” has the meaning given in clause 13.15(b);

“Paying Agent” means Computershare Inc., or any other paying agent appointed by the Purchaser in connection with the Transaction after consultation with the Company in accordance with clause 3.3;

“Paying Agent Agreement” means the agreement between the Purchaser and the Paying Agent entered into on or around the date hereof, pursuant to which the Paying Agent is appointed to act as Paying Agent in connection with the Transaction;

“Permitted Acquisition” means an acquisition of any (i) asset, (ii) property, or (iii) securities of or other equity interest in any corporation, partnership, joint venture, association, organisation or other business or division of any other Person which owns or controls an asset or property:

(a)	with an equity internal rate of return equal to or greater than the thresholds for the same set out in the F&O Policies; and

(b)

for net equity consideration that does not exceed 100 million dollars (USD $100,000,000) individually and 250 million dollars (US$250,000,000) in the aggregate (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition);

“Permitted Disposal” means a disposal of any asset, property or Equity Securities in any Subsidiary or Associated Company:

(a)

which is at a premium to the Group’s net equity investment (being the Group’s total equity investment less any distributions or income received) in such asset, property, Subsidiary or Associated Company; and

(b)	which has a net equity consideration that does not exceed 100 million dollars (USD $100,000,000) individually and 250 million dollars (US$250,000,000) in the aggregate;

“Permitted Refinancing” means any Indebtedness incurred by the Group in connection with the refinancing of any Existing Indebtedness that has a maturity date within twenty-four months of the date of this Agreement, or, any Existing Indebtedness that are non-convertible debentures, in respect of which a call or put option is exercisable within 24 months of the date of this Agreement, provided that:

(a)

the replacement Indebtedness would not reasonably be expected to cause any significant impact on the rating of any rated debt securities of the Company or any of its Subsidiaries (provided, for the avoidance of doubt, that the withdrawal of the rating of any rated debt securities on the full and final repayment of any rated debt securities shall not be considered a significant impact); and

(b)

the terms of the replacement Indebtedness do not impose any restrictions on the Group that would restrict the ability of the Consortium to implement any reorganisation that the Consortium may look to undertake following the Effective Date;

“Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, association, trust or other entity or organisation, including a government or political subdivision or an agency or instrumentality of such government or political subdivision (in each case whether or not having separate legal personality);

“Pillar 2 Rules” means the model rules published by the Organisation for Economic Co-operation and Development as “Tax Challenges Arising from the Digitalisation of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two)” and any accompanying commentary, examples and administrative guidance as such rules, commentary, examples and guidance are implemented into domestic law by any relevant jurisdiction (including, for the avoidance of doubt, in relation to any Qualified Domestic Minimum Top-up Tax, as defined in the Pillar 2 Rules);

“Pillar 2 Tax” means any Tax charged in accordance with the Pillar 2 Rules, including (for the avoidance of doubt) any Qualified Minimum Domestic Top-up Tax (as defined in the Pillar 2 Rules);

“Pipeline Transactions” means the:

(a)	transmission Gadag II divestment;

(b)	C&I business capital raise;

(c)	manufacturing business capital raise;

(d)	SECI IV Rajasthan 600MW solar asset sale;

(e)	3E minority/majority sale;

(f)	SECI VI 300MW hybrid asset farm down

(g)	SECI IV 300MW solar asset sale (generating cash proceeds equal to or greater than INR 3,800,000,000);

(h)	SECI IV Rajasthan 375MW solar asset sale;

(i)	Karnataka 20MW x 4 solar projects;

(j)	L&T Hydro 99MW asset sale (for a minimum enterprise value of INR 17,000,000,000); and

(k)	Peak Power 478MW hybrid asset sale (at a ratio of greater than or equal to 10.25x enterprise value to last twelve months Adjusted EBITDA),

in each case, provided that such transaction is executed on no less favourable terms, including with respect to financial metrics, as communicated by the Company to the Consortium and as provided with respect to the relevant Pipeline Transaction in document 2.4.5 in the Project P2 Data Room;

“PPA” means power purchase agreements or other offtake arrangements: (i) excluding agreements and arrangements in relation solely to Battery Energy Storage System, but (ii) including any such agreements or arrangements that include solar and/or wind together with Battery Energy Storage System, however excluding the capacity allocated to Battery Energy Storage System when determining the capacity of any such agreements or arrangement;

“Preference Shares” means the preference shares of £1.00 each in the capital of the Company;

“Proceeding” means all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or against any Governmental Authority;

“Project Christmas Data Room” means the electronic data room previously hosted by iDeals entitled “Project Christmas” in respect of the Group;

“Project P2 Data Room” means the electronic data room hosted by iDeals entitled “Project P2” in respect of the Group;

“Purchaser” has the meaning given in Recital (A);

“Registrar of Companies” means the Registrar of Companies in England and Wales;

“Relevant JV Entity” means GH4 India Private Limited;

“Relevant Period” means the period starting on the date of this Agreement and ending on the earlier to occur of:

(a)	the Effective Time; and

(b)	the termination of this Agreement in accordance with clause 14;

“Relief” includes any loss, relief, allowance, credit, exemption, set-off, right to repayment of, right to other relief of a similar nature granted by or available in relation to or right to payment in respect of Tax, any saving of Tax or other amount payable or paid by a Taxing Authority, or any deduction in computing income, profits or gains for the purposes of Tax, and any reference to a “right to repayment of Tax” includes any right to repayment supplement or interest or other similar payment in respect of Tax (and any reference to the amount of a repayment of Tax shall be construed accordingly);

“Representatives” means, with respect to any Person, its Affiliates and its and its Affiliates’ officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, auditors, consultants, agents, advisors and other authorized representatives, and, in addition, with respect to CPPIB, its financing sources and co-investors;

“Rollover Election Deadline” has the meaning given in clause 2.1;

“Rollover Election Notice” has the meaning given in clause 2.1;

“Rollover Shareholders” has the meaning given in Recital (B);

“Rollover Shares” has the meaning given in Recital (B);

“Schedule 13E-3” means the Rule 13e-3 transaction statement on Schedule 13e-3 (as amended or supplemented from time to time and including any document incorporated by reference therein) relating to the Transaction to be jointly filed by the Parties hereto and all other filing Persons required by the rules and regulations of the SEC;

“Schedule 13E-3 Clearance Date” means the earlier of (a) the date on which the Company is informed by the SEC, orally or in writing, that the Schedule 13E-3 will not be reviewed by the SEC, including the first (1st) Business Day that is at least ten (10) calendar days after the filing of the preliminary Schedule 13E-3 if the SEC has not informed the Company that it intends to review the Schedule 13E-3, and (b) in the event that the Company receives comments from the SEC on the preliminary Schedule 13E-3, the first (1st) Business Day immediately following the date the SEC informs the Company, orally or in writing, that the SEC staff has no further comments on the preliminary Schedule 13E-3;

“Scheme” means the scheme of arrangement, in substantially the form set out in Schedule 6, to be proposed under section 899 of the Companies Act by the Company to the Scheme Shareholders to implement the Transaction, with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by CPPIB;

“Scheme Circular” means the circular to be sent by the Company to the Company Shareholders setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and the Company General Meeting, including (as the context requires) any revised or supplementary scheme circular;

“Scheme Record Time” means the date and time to be specified in the Scheme Circular by reference to which the Cash-Out Shares transferring to the Purchaser under the Scheme, on and subject to the terms of the Scheme, shall be determined;

“Scheme Shareholder” means a holder of one or more Scheme Shares;

“Scheme Shares” means Company Ordinary Shares:

(a)	in issue at the date of the Scheme Circular;

(b)	(if any) issued after the date of the Scheme Circular but before the Voting Record Time; and

(c)

(if any) issued at or after the Voting Record Time but at or before the Scheme Record Time in respect of which the original or any subsequent holder thereof is bound by the Scheme or shall by such time have agreed in writing to be bound by the Scheme, in each case excluding any Excluded Shares;

“SEC” means the US Securities and Exchange Commission;

“Senior Employee” means each of Kailash Vaswani (Chief Financial Officer), Sanjay Varghese (Chief Executive Officer and Whole Time Director of Manufacturing Business), Vikram Kapur (Group President, Commercial, Regulatory and New Businesses), Vaishali Nigam Sinha (Cofounder – ReNew and Chairperson – Sustainability), Vikash Jain (Group President, Legal & CS) and Sivaprasad Manikkapurath (Group President, EPC and Asset Management);

“Settlements” has the meaning given in clause 9.2(q)(ii);

“Shareholders’ Agreement” means the shareholders’ agreement of the Company to be entered into on or immediately following the Effective Date;

“Special Committee” means the special committee comprising all independent directors of the Company established by the Company Board for the purposes of considering, negotiating and implementing the Transaction;

“Special Committee Recommendation” means the unanimous recommendation of the Special Committee that Scheme Shareholders vote in favour of the Scheme at the Court Meeting and that Company Shareholders vote in favour of the Company Shareholder Resolution at the Company General Meeting in substantially the form set out in Schedule 8, provided for the avoidance of doubt that the Special Committee Recommendation shall not be required to include any recommendation to the Scheme Shareholders as to whether to become a Rollover Shareholder or as to how to complete the Rollover Election Notices;

“Specified Date” means: (i) the accounting period end date preceding the Effective Date; or (ii) if the book value of assets as on the transfer date is greater than 115% of book value of assets as on the accounting end date preceding the Effective Date, the financial quarter end date immediately preceding the Effective Date;

“Subsidiary” means with respect to the Company, any subsidiary or subsidiary undertaking of the Company (including, without limitation, any subsidiary as defined under the Indian Companies Act, 2013) and “Subsidiaries” shall mean all such subsidiaries and subsidiary undertakings of the Company (as applicable);

“Subsidiary Equity Plans” means (a) the 3E Global Incentive Plan 2024 of 3E NV/SA, Belgium; (b) the ReNew 2025 Employee Share Purchase Plan of ReNew Private Limited; and (c) the ReNew Manufacturing 2025 Employee Stock Option Plan of ReNew Photovoltaics Private Limited;

“Superior Proposal” means any bona fide, written Competing Proposal (with all references to 20% in the definition of Competing Proposal being deemed to be references to “50%”) made after the date of this Agreement by any Third Party on terms that the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel:

(a)

would result in a transaction that is more favourable to the Scheme Shareholders, including from a financial point of view, (after taking into account all relevant factors, including: (i) amount, form and timing of payment of consideration; and (ii) any conditions to, the likelihood of, and the time likely to be required for consummation of such Competing Proposal on the terms set forth therein) than the Transaction (and taking into account any revised terms and conditions proposed by CPPIB under clause 10.6); and

(b)

is reasonably likely to be consummated on the terms proposed (after taking into account all relevant factors, including: (i) any legal, financial, regulatory and shareholder approval requirements; (ii) the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination; (iii) the timing of closing; (iv) the identity of the Person or Persons making the Competing Proposal; and (v) any other aspects considered relevant by the Special Committee);

“Supply Chain Sourcing Policies and Practices” means all formally documented written policies, procedures, standards, and guidelines or any customary or routinely observed practices of the Company and its Subsidiaries relating to the sourcing and procurement of goods, materials, and services, including (a) those in effect as of the date of this Agreement; (b) any policies or standards required by Applicable Law or by any Governmental Authority; and (c) any internal monitoring, reporting, or enforcement mechanisms relating thereto;

“Takeover Code” has the meaning given in clause 13.16(a);

“Tax” includes the following and amounts payable on account of them: (a) taxes on gross or net income, profits and gains (including capital gains), and (b) all other taxes, levies, duties, imposts, charges and withholdings, in each case in the nature of, or in respect of, tax, including any excise, property, value added, sales, stamp, transfer (including securities transfer), franchise or payroll taxes (including national insurance or social security contributions) and any Pillar 2 Tax, the clawback or other recovery of any credit or other amount previously paid by a Taxing Authority, and any payment which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them, and regardless of whether such taxes, levies, duties, imposts, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount in respect of them is recoverable from any other person;

“Taxing Authority” means any government, state or municipality or any national, municipal, local, state, federal or other fiscal, revenue, customs or excise authority, body or official that is competent to impose, administer or collect Taxes;

“Third Party” means any Person or group (as defined in section 13(d) of the 1934 Act), other than the Company, the Founder, CPPIB or any of their respective subsidiaries or Representatives;

“Transaction” has the meaning given in Recital (A);

“Transaction Documentation” means together, the Scheme Circular and the Ancillary Scheme Documentation;

“Transaction Litigation” has the meaning given in clause 13.3;

“U.S. Rollover Shareholders” means Rollover Election Shareholders or (in relation to Scheme Shares subject of a valid Rollover Election Notice and represented by Depositary Receipt(s)) holder(s) of the relevant Depositary Receipt(s), in each case who are U.S. Persons;

“U.S. Person” means any holder of Scheme Shares (a) whose address appears on the books and records of the Company, any voting trustee, any depositary, any share transfer agent or any person acting in a similar capacity as being located in the United States, or (b) who is a U.S. resident, in each case as determined in accordance with (i) Rules 800(h) and 800(i) under the 1933 Act, and/or (ii) Rule 14d-1(d) under 1934 Act;

“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US” means the United States of America;

“VAT” means (a) any value added tax imposed by the UK Value Added Tax Act 1994; (b) any Tax imposed pursuant to Council Directive 2006/112/EC in any member state of the European Union and (c) outside the UK or European Union, any similar or comparable Tax;

“VAT Advice” has the meaning given in clause 15.4;

“VAT Determination” has the meaning given in clause 15.7;

“Voting Record Time” means in relation to the Court Meeting or the Company General Meeting, as the context requires, the date and time to be specified in the Scheme Circular by reference to which the entitlement to vote at the Court Meeting or Company General Meeting, as the case may be, will be determined;

“Working Hours” means 9:30 am to 5:30 pm (based on the time at the location of the address of the recipient of the relevant notice) on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)

a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced;

(b)	a reference to a law or statute includes all amendments of, and rules and regulations promulgated under, such law or statute;

(c)	references to a recital, paragraph, clause or Schedule (other than a schedule to a statutory provision) shall refer to those of this Agreement, except where otherwise expressly stated;

(d)	the table of contents and headings are inserted for convenience only and do not affect the interpretation of this Agreement;

(e)	unless the context otherwise requires the singular shall include the plural and vice versa, and references to one gender include all genders;

(f)	references to time are to the time in England, United Kingdom, except where otherwise expressly stated;

(g)	any reference to a “day” (including within the phrase “Business Day”) shall mean a period of twenty-four hours running from midnight to midnight;

(h)

references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(i)	references to “writing” or “written” shall include any modes of reproducing words in any legible form and include email, except where otherwise expressly stated;

(j)	references to “£”, “GBP”, “pounds sterling”, “Sterling”, “pence” and “p” are references to the lawful currency from time to time of the United Kingdom;

(k)	references to “₹ ”, “INR”, and “rupee” are references to the lawful currency from time to time of India;

(l)	references to “$”, “US$”, “USD”, “dollars” and “cents” are references to the lawful currency from time to time of the United States;

(m)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms and shall be construed as being followed by “but not limited to”, “without limitation” or words of similar meanings;

(n)

the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(o)	the phrase “to the extent that” shall mean the degree to which a subject or other thing extends and shall not simply mean “if”;

(p)

the phrase “ordinary course of business” shall mean the ordinary and usual course of business consistent in all respects (including nature and scope) with past custom and practice (including with respect to quantity and frequency);

(q)	the expressions “subsidiary” and “subsidiary undertaking” shall have the meaning given in the Companies Act;

(r)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms; and

(s)	any accounting term not specifically defined within this Agreement will have the meaning in accordance with IFRS.

1.3	Where it is necessary for the purposes of this Agreement to convert any amount expressed in USD into INR, or vice versa, such conversion shall be made using an exchange rate of INR 95 per USD $1.

1.4

The Recitals and Schedules form part of this Agreement and shall have the same force and effect as if set out in the body of this Agreement and any reference to this Agreement shall include the Schedules.

2.	Treatment of Scheme Shares

2.1

No later than the later of (a) 80 days following the publication of the Scheme Circular and (b) ten Business Days prior to the Court Sanction Hearing (the “Rollover Election Deadline”), each Scheme Shareholder who wishes to treat all of its Scheme Shares as Rollover Shares shall be requested to deliver a written notice to the Consortium (or such other person appointed by the Consortium and/or the Company), in the form set out in Schedule 10 (a “Rollover Election Notice”), setting forth the total number of Scheme Shares held by such Scheme Shareholder and whether such Scheme Shareholder or (where such Rollover Election Notice is in relation to Scheme Shares represented by Depositary Receipt(s)) each holder of the relevant Depositary Receipt(s) is a U.S. Person or a resident in India; provided that no Scheme Shareholder who is resident in India shall be permitted to deliver a Rollover Election Notice and any Rollover Election Notice delivered by a Scheme Shareholder who is resident of India shall be null and void and the Scheme Shares held by such Scheme Shareholder shall be deemed Cash-Out Shares for all purposes of this Agreement and the Scheme. Except as provided in clause 2.2 and clause 2.3, all Scheme Shares, and no less than all Scheme Shares, held by a Scheme Shareholder who makes a Rollover Election Notice will be treated as Rollover Shares. Any Scheme Shareholder who fails to deliver a valid Rollover Election Notice in accordance with this clause 2.1 shall be deemed to have elected to treat all of its Scheme Shares as Cash-Out Shares for all purposes of this Agreement and the Scheme.

2.2

No Rollover Election Notice may be submitted by or on behalf of a beneficial owner of Scheme Shares held in uncertificated form within the systems of The Depository Trust Company. If any such beneficial owner of Scheme Shares wishes to submit a Rollover Election Notice, they must first procure the withdrawal of all of the Scheme Shares beneficially owned by it from the systems of The Depository Trust Company and be entered as registered holder (other than as a holder in uncertificated form) in the register of shareholders of the Company, upon which such beneficial owner shall become a Scheme Shareholder in its own right.

2.3

If the total number of Company Shareholders (as determined in accordance with the Indian Companies Act 2013) as of immediately following the consummation of the Scheme, after giving effect to the Rollover Election Notices validly delivered pursuant to clause 2.1, is expected to exceed 200, then any Scheme Shareholder who has validly delivered a Rollover Election Notice pursuant to clause 2.1 and who holds, as of the Rollover Election Deadline, a number of Company Ordinary Shares that is fewer than the Cutback Threshold (i) shall be deemed to have elected to treat all of its Scheme Shares as Cash-Out Shares for all purposes of this Agreement and the Scheme, and (ii) shall not, and shall not be deemed to, be a Rollover Shareholder for any purpose under this Agreement or the Scheme. For purposes of this clause 2.3, the “Cutback Threshold” means such number of issued and outstanding Company Ordinary Shares (as of the Rollover Election Deadline) which, when applied in accordance with this clause 2.3, will cause the total number of Company Shareholders as of immediately following the consummation of the Scheme, after giving effect to clause 2.1 and clause 2.4, to be no more than 200.

2.4

If, following the application of clause 2.3 (if applicable), the aggregate number of Rollover Shares held or beneficially owned (as applicable) by U.S. Rollover Shareholders would be expected to represent more than 9.0% of the total issued and outstanding Company Ordinary Shares (for the avoidance of doubt, the total issued and outstanding Company Ordinary Shares includes any Class A Ordinary Shares and Class C Ordinary Shares held by CPPIB or the Purchaser) immediately following the consummation of the Scheme (the “Maximum U.S. Rollover Percentage”), the number of Rollover Shares held or beneficially owned (as applicable) by each U.S. Rollover Shareholder shall be reduced on a pro rata basis (calculated by reference to each U.S. Rollover Shareholder’s total holding or beneficial ownership (as applicable) of Scheme Shares as a proportion of the aggregate Scheme Shares held or beneficially owned (as applicable) by all U.S. Rollover Shareholders) to the minimum extent necessary such that the aggregate Rollover Shares held or beneficially owned (as applicable) by all U.S. Rollover Shareholders do not exceed the Maximum U.S. Rollover Percentage. All Scheme Shares held or beneficially owned (as applicable) by a U.S. Rollover Shareholder that are so reduced as a result of this clause 2.4 shall cease to be Rollover Shares and shall instead be treated as Cash-Out Shares for all purposes of this Agreement and the Scheme.

2.5

For the purposes of clauses 2.1 to 2.4 above, each portion of a Scheme Shareholder’s holding which is recorded in the register of members of the Company by reference to a separate designation at the Scheme Record Time, whether in certificated or uncertificated form, shall be treated as a separate holding.

2.6

At the Effective Time, subject to and in accordance with the terms of the Scheme and any relevant instruments or forms of transfer (to the extent required), the Cash-Out Shares shall be transferred from the Cash-Out Shareholders to the Purchaser (and/or such of CPPIB’s nominee(s) as may be agreed between CPPIB and the Company prior to the filing of the Scheme with the Court) fully paid, with full title guarantee, free from all Encumbrances and together with all rights at or after the Effective Time attached or relating to such Cash-Out Shares.

2.7

As soon as reasonably practicable after the Effective Time, and subject to the stamping by His Majesty’s Revenue & Customs of any relevant instruments or forms of transfer (to the extent required), the register of members of the Company will be updated to reflect the transfer of the Cash-Out Shares in accordance with this Agreement and the Scheme.

2.8	Each Rollover Share shall remain outstanding as a Company Ordinary Share.

2.9

The Scheme Circular shall include a power of attorney from each Rollover Shareholder in favour of CPPIB and the Purchaser in connection with the implementation of the proposed reorganisation of the Company to be undertaken following the Effective Date pursuant to which all Company Shareholders will become shareholders of ReNew Private Limited.

3.	Consideration

Settlement

3.1

CPPIB hereby undertakes that on or before the Effective Date (and in any event in sufficient time in advance of the Effective Date for the Paying Agent to transmit such amounts to the Depositary or the Cash-Out Shareholders in accordance with the timeline set out in the Scheme Circular), it shall procure the payment of the Cash Funding Requirement (other than: (i) any amounts payable to participants in the Company Equity Plans in respect of any Award that is exercised between the Court Sanction Order and the Scheme Record Time pursuant to Part 1 of Schedule 3, which shall be paid by CPPIB directly to the Company for the Company to arrange to be distributed to such participants through payroll in exchange for issuance by the Company of additional Company Ordinary Shares at a price per share equal to the Consideration; and (ii) any amount in respect of UK stamp duty or UK stamp duty reserve tax within clause 11.1(b)) to the Paying Agent for the benefit of Cash-Out Shareholders, in immediately available funds in cash, which shall constitute satisfaction of its obligations to the Cash-Out Shareholders in respect of such Cash Funding Requirement.

3.2

The Company undertakes that it shall provide to CPPIB such co-operation and assistance as may reasonably be required in connection with establishing procedures with the Paying Agent and Depositary to ensure that the Paying Agent transmits to the Depositary as promptly as practicable after the Effective Time all amounts owed to holders of Depositary Receipts.

3.3

CPPIB undertakes that it shall consult with the Company to the extent reasonably practicable in respect of the appointment of the Paying Agent (including the terms of the Paying Agent Agreement). The Paying Agent shall be appointed prior to the Effective Time and shall be a nationally recognized bank or trust company reasonably acceptable to the Company, and the Paying Agent Agreement shall be in a form and substance reasonably acceptable to the Company. CPPIB shall direct the Paying Agent to take the actions set out in the Scheme Circular, within the timeframes set out in the Scheme Circular.

General

3.4

Except with the permission of the Court, any portion of the Cash Funding Requirement which has not been transferred to the holders of Cash-Out Shares within twelve months of the Effective Date shall be delivered to the Purchaser or its designee(s) promptly upon demand by CPPIB (it being understood that no such delivery shall affect any legal right that a Cash-Out Shareholder may have to receive the Consideration provided that such Cash-Out Shareholder claims the consideration within twelve years of the Effective Date), and thereafter such Cash-Out Shareholders shall be entitled to look only to the Purchaser for, and the Purchaser shall remain liable for, payment of their claims for the Consideration pursuant to the provisions of this clause 3.

3.5	Save as required by Applicable Law, or an order of the Court, no interest shall be paid or shall accrue for the benefit of Cash-Out Shareholders on the Consideration.

3.6

Without prejudice to CPPIB’s obligations under this Agreement and the Scheme with respect to the payment of the Consideration, to the fullest extent permitted by Applicable Law, none of CPPIB, the Purchaser, CPPIB’s Affiliates, the Founder, the Company, the Paying Agent or any other Person acting as agent for, or otherwise at the direction of, any of the foregoing Persons, including any of their respective Affiliates, directors, officers or employees, will be liable to the Company, the Cash-Out Shareholders or any other Person in respect of any Consideration from the Cash Funding Requirement delivered to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Laws.

3.7

CPPIB, the Purchaser, any of CPPIB’s Affiliates, the Paying Agent and/or any other Person shall be entitled to deduct and withhold from the payment or delivery of the Consideration such amounts, if any, of, or in respect of, Tax as is required to be deducted and/or withheld with respect to the making of such payment or delivery under Applicable Law. CPPIB, the Purchaser, any of CPPIB’s Affiliates, the Paying Agent and the Company will cooperate in good faith to implement payment arrangements in respect of the settlement of the Consideration (including through the use of appropriate agents) that will, to the extent legally permissible, minimise both the amount of, and the administrative burdens associated with, such deduction or withholding. To the extent that amounts of Tax are so deducted and withheld, such deducted and withheld amounts shall be accounted to the relevant Taxing Authority within applicable time limits and treated for all purposes of this Agreement and the Scheme as having been paid to the person in respect of which such deduction and withholding was made.

4.	Conditions

General

4.1

The obligations of the Parties to implement and give effect to the Scheme are subject to the satisfaction or, where permitted or required under this Agreement, waiver of the Conditions pursuant to clauses 4.5 and 4.6.

4.2

The Company shall use all reasonable endeavours to procure the fulfilment of the Conditions set out in paragraphs 1 and 2 of Schedule 1 (other than the Conditions set out in paragraph 1(e) of Schedule 1) as soon as possible and in any event prior to the Long Stop Date.

4.3

Each member of the Consortium shall use all reasonable endeavours to (and to cause its Affiliates to) procure the fulfilment of the Condition set out in paragraph 1(e) of Schedule 1 in relation to any Identified Clearance for which such member of the Consortium (either alone or jointly with the other members of the Consortium) is indicated as a notifying party in clause 4.17 as soon as possible and in any event prior to the Long Stop Date, provided that no member of the Consortium shall be under any obligation to accept any conditions or undertakings for obtaining any Identified Clearance.

4.4	Each member of the Consortium shall use all reasonable endeavours to (and to cause its Affiliates to) procure the fulfilment of paragraph 3 of Schedule 1.

4.5	CPPIB may waive in whole or in part all or any of the Conditions set out in paragraph 2 of Schedule 1.

4.6	The Company may waive in whole or in part all or any of the Conditions set out in paragraph 3 of Schedule 1.

4.7

Each member of the Consortium undertakes that, by 8:00 p.m. on the day immediately prior to the Court Sanction Hearing (provided that the date of such Court hearing has been consented to by CPPIB or is the latest possible date before the Long Stop Date), it shall deliver a notice in writing to the Company either:

(a)

confirming that all Conditions under paragraphs 1 and 2(g) of Schedule 1 are satisfied or (to the extent permitted by Applicable Law) waived (other than (i) those Conditions that by their nature are to be satisfied on the Effective Date (but subject to those Conditions being able to be satisfied or having been waived) and (ii) the Court Sanction Condition); or

(b)

confirming its intention to invoke one or more Conditions described under paragraph (a) above, identifying such Condition or Conditions and providing reasonable details of the event which has occurred, or the circumstances which have arisen, that it considers entitle it to invoke that Condition or those Conditions.

4.8	The Company undertakes that, by 8:00 p.m. on the day immediately prior to the Court Sanction Hearing, it shall deliver a notice in writing to each member of the Consortium either:

(a)

confirming that all Conditions under paragraph 3 of Schedule 1 (other than (i) those Conditions that by their nature are to be satisfied on the Effective Date (but subject to those Conditions being able to be satisfied or having been waived) and (ii) the Court Sanction Condition) are satisfied or (to the extent permitted by Applicable Law) waived; or

(b)

confirming its intention to invoke one or more Conditions described under paragraph (a) above, identifying such Condition or Conditions and providing reasonable details of the event which has occurred, or the circumstances which have arisen, that it considers entitle it to invoke that Condition or those Conditions.

4.9

Each member of the Consortium undertakes to the Company to keep the Company informed promptly of the progress towards the satisfaction (or otherwise) of the Conditions and, if any member of the Consortium is, or becomes, aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Conditions, it will in each case as soon as reasonably practicable make the substance of any such matter known to the Company and, so far as it is aware of the same, provide such details and further information as the Company may reasonably request. Nothing in this Agreement shall oblige any member of the Consortium to provide any information to the Company which such member of the Consortium is not permitted to provide pursuant to Applicable Law or contractual obligation or which is subject to any legal privilege in favour of such member of the Consortium (provided that such member of the Consortium shall use all reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions or jeopardize such legal privilege).

4.10

The Company undertakes to the Consortium to keep the Consortium informed promptly of the progress towards the satisfaction (or otherwise) of the Conditions and, if the Company is, or becomes, aware of any matter which might reasonably be considered to be material in the context of the satisfaction or waiver of any of the Conditions (including but not limited to a breach of any representation or warranty under this Agreement), it will in each case as soon as reasonably practicable make the substance of any such matter known to the Consortium and, so far as it is aware of the same, provide such details and further information as any member of the Consortium may reasonably request. Nothing in this Agreement shall oblige the Company to provide any information to the Consortium which the Company is not permitted to provide pursuant to Applicable Law or contractual obligation or which is subject to any legal privilege in favour of the Company (provided that the Company shall use all reasonable endeavours to make substitute arrangements or permit such disclosure in a manner that would not violate such restrictions or jeopardize such legal privilege).

India Tax Matters

4.11	The Company shall procure that:

(a)

as soon as reasonably practicable, a draft tax fair market valuation report in respect of Scheme Shares is prepared to a date as close as is reasonably practicable to the date of the Scheme Circular and is issued to CPPIB and Founder on a reliance basis by a qualified accounting firm of appropriate reputation and standing in the form and substance reasonably acceptable to CPPIB in accordance with the provisions of section 92(2)(m) of the IT Act in the manner as prescribed under Rule 57 of the Indian Income-tax Rules, 2026 (such valuation report, a “Tax FMV Report”), and is made available to any Shareholder who is (i) not a Small Shareholder (as defined in clause 4.13 below) and (ii) is a Cash-Out Shareholder;

(b)

the Tax FMV Report prepared in accordance with clause 4.11(a) is updated to the date as close as is reasonably practicable to the Effective Date as agreed between the Company and CPPIB (each acting reasonably) in writing and is re-issued to CPPIB and Founder on a reliance basis by a qualified accounting firm of appropriate reputation and standing (which, for the avoidance of doubt, may be the qualified accounting firm responsible for preparing it in accordance with clause 4.11(a)), and is made available to any Shareholder who is (i) not a Small Shareholder and (ii) is a Cash-Out Shareholder, no later than the date agreed between the Company and CPPIB in writing (each acting reasonably); and

(c)

there is furnished to the qualified accounting firm responsible for preparing any such Tax FMV Report (including any updated version) all information as is required by such firm and that any such information so provided shall be true, accurate and complete in all material respects.

4.12

The Company shall use commercially reasonable efforts to procure that ReNew Private Limited (on behalf of each Group Company that is incorporated and/or resident for Tax purposes in India) files a Form 163 with the India Taxing Authority as soon as reasonably practicable following completion of the Transaction and in any event within the time period as prescribed under Applicable Law.

4.13

Prior to the publication of the Scheme Circular, the Company shall provide to CPPIB a list of Scheme Shareholders who, so far as the Company is aware, are not and have not been Small Shareholders at any time in the twelve (12) months preceding the Effective Date (or, if the Effective Date is not known, such date which CPPIB and the Company agree (each acting reasonably) the Effective Date is expected to fall) (such list, the “Non-Small Shareholders List”) in draft form, together with any other information reasonably requested by CPPIB for the purpose of managing its Indian tax affairs (including determining any Indian tax consequences of the Scheme and any potential withholdings or deductions that may be required to be made from any payments to Scheme Shareholders pursuant to the Scheme). For the purposes of this clause 4.13, a “Small Shareholder” is a Scheme Shareholder that is: a Non-Resident Investor (as defined under the IT Act) which individually (or together with any of their associated enterprises (as defined under the IT Act)) at any time in the twelve (12) months preceding the Effective Date, has not held (a) any right of management or control in relation to the Company or (b) the voting power or share capital or interests exceeding five per cent of the total voting power or total share capital or total interests in the Company (or any other entity that directly owns assets situated in India).

4.14

No later than five (5) Business Days after the Scheme Record Date or, if later, the date on which CPPIB and the Company agree (each acting reasonably) is the latest date after which there shall be no (or there is not expected to be any) change in the identity of any Scheme Shareholder, the Company shall provide to CPPIB a final version of the Non-Small Shareholders List (which shall include such updates as are necessary to reflect any changes in the identity of any Scheme Shareholder since the date on which the Company provided the draft Non-Small Shareholders List to CPPIB in accordance with clause 4.13), together with any other information reasonably requested by CPPIB for the purpose of managing its Indian tax affairs (including determining any Indian tax consequences of the Scheme and any potential withholdings or deductions that may be required to be made from any payments to Scheme Shareholders pursuant to the Scheme).

4.15	The Company shall procure that:

(a)

as soon as reasonably practicable, a draft valuation report is prepared and issued to CPPIB and Founder on a reliance basis to the date as close as reasonably practicable to the date of the Scheme Circular as agreed between the Company and CPPIB (each acting reasonably) in writing, by a qualified accounting firm of appropriate reputation and standing in the form and substance reasonably acceptable to CPPIB, setting out the value derived by the Company from India in accordance with section 9 of the IT Act read with Rule 11 and Rule 12 of Income Tax Rules, 2026 (the “Company Valuation Report”), and is made available to any Shareholder at the reasonable request of such Shareholder;

(b)

the Company Valuation Report prepared in accordance with clause 4.15(a) is updated to the Specified Date and is re-issued to CPPIB and Founder on a reliance basis by a qualified accounting firm of appropriate reputation and standing (which, for the avoidance of doubt, may be the qualified accounting firm responsible for preparing it in accordance with clause 4.15(a)), and is made available on a non-reliance basis to any Shareholder who is (i) not a Small Shareholder and (ii) is a Cash-Out Shareholder, as soon as reasonably practicable; and

(c)

there is furnished to the qualified accounting firm responsible for preparing any such Company Valuation Report (including any updated version) all information as is required by such firm and that any such information so provided shall be true, accurate and complete in all material respects.

4.16

The Consideration payable by the Purchaser to the Cash-Out Shareholders who are persons resident in India (under the provisions of the Foreign Exchange Management Act, 1999) shall be arrived on an arm’s length basis, taking into consideration the valuation of the Company as per any internationally accepted pricing methodology for valuation.

Identified Clearances

4.17

Each member of the Consortium shall be responsible for contacting and corresponding with the relevant Governmental Authorities in relation to the Identified Clearances for which such member of the Consortium (either alone or jointly with the other Parties) is indicated as a notifying party, including preparing and submitting all necessary filings, notifications and submissions as soon as reasonably practicable following the date of this Agreement. Specifically:

(a)	CPPIB and the Founder shall jointly act as notifying parties for merger control filings for Indian Competition Approval;

(b)	CPPIB shall individually file for the Belgian FDI Approval; and

(c)	CPPIB shall individually file for the French FDI Approval.

4.18

The Company and each other Party undertakes to cooperate with CPPIB and the Founder (as applicable) in relation to the Identified Clearances, to assist CPPIB and the Founder in communicating with any Governmental Authority in relation to such Identified Clearances (including by submitting any necessary filings, notifications and submissions) and to promptly provide such information and assistance to CPPIB and the Founder as applicable, as they may reasonably require for the purposes of obtaining any such Identified Clearances and for the purpose of making a submission, filing or notification to any Governmental Authority in connection with any such Identified Clearances as soon as reasonably practicable.

4.19	Without prejudice to the generality of clause 4.17, each member of the Consortium undertakes to the Company that it shall:

(a)

provide the Company on a timely basis with drafts of any filings and substantive communications to be submitted to any Governmental Authority in connection with the Identified Clearances and take into consideration in good faith all comments reasonably proposed by the Company;

(b)

make as promptly as reasonably practicable such filings with any Governmental Authority as are necessary or expedient for the implementation of the Transaction including by making complete filings required to be made by such member of the Consortium to the Governmental Authorities for the Identified Clearances for which such member of the Consortium is indicated as a notifying party;

(c)

take all such steps and make as promptly as reasonably practicable, and in any event within applicable deadlines and due dates, such additional filings with all appropriate Governmental Authorities, jointly or separately, as are necessary or reasonably desirable to obtain the Identified Clearances for which such member of the Consortium is indicated as a notifying party;

(d)

subject to Applicable Law and to the extent permitted by the relevant Governmental Authority, promptly notify the Company and provide copies of any significant and substantive communications with any Governmental Authority in connection with obtaining the Identified Clearances for which such member of the Consortium is indicated as a notifying party, provided that no member of the Consortium shall be obliged to provide to the Company (and a member of the Consortium shall be permitted to redact) any confidential or other sensitive information of such member of the Consortium (including concerning CPPIB or CPPIB’s valuation of or future plans for the Company) pursuant to this clause (d);

(e)

subject to Applicable Law and to the extent permitted by the relevant Governmental Authority, use all reasonable endeavours to procure that the Company and its Representatives are able to attend any substantive meetings or hearings and participate in any substantive discussions with any Governmental Authority in connection with obtaining the Identified Clearances for which such member of the Consortium is indicated as a notifying party; provided that such member of the Consortium (in the case of an Identified Clearance for which such member of the Consortium is the sole notifying party) or members of the Consortium (in the case of an Identified Clearance for which such members of the Consortium are the joint notifying parties) shall lead all meetings and communications with Governmental Authorities and shall control the strategy in connection with the relevant Identified Clearances, having consulted in good faith and on a timely basis with the Company regarding the proposed strategy and taken into consideration all comments reasonably proposed by the Company; and

(f)	be responsible for the payment of all filing fees in connection with the Identified Clearances, it being understood that the Company will be responsible for its own outside legal counsel fees.

5.	Implementation of the Scheme

General

5.1	The Parties shall use all reasonable endeavours to:

(a)

procure that the Joint Announcement is published as soon as reasonably practicable following the execution of this Agreement, but in any event, on the day of the execution of this Agreement (or by such later time or such other date as may be agreed between the Company and CPPIB, subject to Applicable Law); and

(b)

subject to clause 4.3, do and execute, or procure the doing and executing of, each necessary or desirable act, document and thing reasonably within its power to implement the Transaction on the terms and subject to the conditions set out or referred to in this Agreement and the Scheme.

Specific obligations of the Company

5.2	Without prejudice to the generality of clause 5.1 and subject to clause 5.6, the Company shall:

(a)

as soon as reasonably practicable following the date of this Agreement but by no later than the date that is 28 days from the date of this Agreement, prepare (i) a draft Scheme Circular and (ii) a draft of any other documentation, in each case which is to be filed, published and/or mailed by the Company in connection with the Scheme Circular (including the forms of proxy for use by the Company Shareholders at the Company General Meeting and by the Scheme Shareholders at the Court Meeting (the “Forms of Proxy”)) (such other documentation, the “Ancillary Scheme Documentation”);

(b)

include in the Scheme Circular a power of attorney from each Rollover Shareholder in favour of CPPIB and the Purchaser in connection with the implementation of the proposed reorganisation of the Company to be undertaken following the Effective Date pursuant to which all Company Shareholders will become shareholders of ReNew Private Limited;

(c)

use all reasonable endeavours to cause the Transaction Documentation to comply in all material respects with Applicable Law (including the Companies Act, the 1934 Act and the rules and regulations promulgated thereunder (including Section 13e-3 of the 1934 Act) and Nasdaq requirements) and procure that the Scheme Circular contains information on all the Conditions set out in this Agreement;

(d)	for the purpose of implementing the Scheme, instruct a King’s Counsel (a “KC”) and, subject to prior agreement from such KC:

(i)	promptly provide the Consortium and their advisers with a summary of any advice given by such KC that is material to the Scheme (including its terms, structure and implementation); and

(ii)

provide the Consortium and their advisers with reasonable access to such KC and attendance at any key discussions or conferences with such KC, as may be considered appropriate by such KC and the Company;

(e)

as soon as reasonably practicable following the Schedule 13E-3 Clearance Date, apply to the Court under Part 26 of the Companies Act to schedule a hearing of the Court (including any adjournments thereof, the “Convening Hearing”) at which the Court will be invited to:

(i)	provide directions in connection with the Scheme (including any issue which may arise in connection with the constitution of the Court Meeting) and the Scheme Circular; and

(ii)	grant an order for the convening of the Court Meeting (the “Convening Order”),

and shall make all necessary applications, prepare and file such documents required in connection with the Convening Hearing including, to the extent that the Company deems necessary or appropriate after consultation with its outside legal counsel (including the KC), advertising or otherwise providing due notice of the Convening Hearing to any person affected by the Scheme in accordance with Court’s Practice Statement (Companies: Schemes of Arrangement under Part 26 and Part 26A of the Companies Act 2006) dated 26 June 2020;

(f)

use all reasonable endeavours to cause the Scheme Circular and Forms of Proxy (together with any other Ancillary Scheme Documentation which is required to be mailed) to be mailed to the Company Shareholders, as promptly as reasonably practicable (and in any event within ten Business Days) following the date on which the Court grants the Convening Order, and publish such other notices as the Court may require in the Convening Order, as promptly as reasonably practicable after the Court grants the Convening Order;

(g)

unless the Special Committee has effected a Company Adverse Recommendation Change permitted under and in accordance with clause 10, procure that the Scheme Circular includes the Special Committee Recommendation;

(h)	prior to filing, publishing or mailing any Transaction Documentation:

(i)

consult with CPPIB as to the form and content of such Transaction Documentation, and, for such purpose, afford CPPIB reasonably sufficient time to consider the Transaction Documentation and take into consideration in good faith all comments reasonably proposed by CPPIB, except that no such consultation or consideration shall be required with respect to disclosure regarding a Company Adverse Recommendation Change permitted under and in accordance with clause 10; and

(ii)

fully reflect in the Transaction Documentation (and, unless waived by CPPIB, shall not file, publish or mail any Transaction Documentation prior to including) any drafting reasonably required and provided by CPPIB in relation to the application of the Indian withholding Tax regime, including for the purposes of explaining to Cash-Out Shareholders: (i) the potential application of Indian withholding Tax to relevant sale proceeds payable to such Cash-Out Shareholders; (ii) the potential scope and application of the regime giving rise to the Indian withholding Tax obligation; and (iii) the actions to be taken by relevant Cash-Out Shareholders in order to reduce or mitigate any Indian withholding Tax (which may include making a claim for exemption or relief under an applicable double tax treaty and delivering applicable supporting documentation, including tax opinions and capital gains computations, to substantiate the relevant tax positions);

(i)

provide CPPIB with drafts of any further documents, witness statements, affidavits or evidence to be submitted to the Court in relation to the Scheme (the “Court Documentation”) and take into consideration in good faith all comments reasonably proposed by CPPIB, other than comments regarding a Company Adverse Recommendation Change permitted under and in accordance with clause 10;

(j)

use reasonable endeavours to establish a date and time for, and convene and hold, the Court Meeting and the Company General Meeting as soon as reasonably practicable following the date of the mailing of the Scheme Circular to the Company Shareholders pursuant to clause 5.2(f);

(k)

keep the Consortium informed on a reasonably regular basis, as requested by CPPIB, during the period between the dispatch of the Transaction Documentation to Company Shareholders and the date of the Company Shareholder Meetings of the number of valid proxy votes received in respect of resolutions to be proposed at the Court Meeting and the Company General Meeting and, to the extent reasonably practicable, the identity of the relevant Company Shareholders;

(l)

not, unless consented to by CPPIB or required by the Court, Applicable Law or the Company Articles, adjourn the Company Shareholder Meetings, provided, however, that the Company may, without the consent of CPPIB and only in accordance with the Company Articles and Applicable Law, adjourn or postpone the Company Shareholder Meetings: (A) in the case of adjournment, if requested by the majority of the Company Shareholders present and voting (on a poll) to do so, provided that the adjournment resolution was not directly or indirectly proposed or instigated by or on behalf of the Company or the Company Board, (B) to the extent reasonably necessary to ensure that any supplement or amendment to the Scheme Circular required by the Court is provided to the Company Shareholders, or (C) if, as of the time for which the Company Shareholder Meetings are scheduled (as set forth in the Scheme Circular), there are insufficient Company Ordinary Shares or Company Shareholders (or Scheme Shares or Scheme Shareholders, as applicable) represented (either in person or by proxy) (x) to constitute a quorum necessary to conduct the business of the Company Shareholder Meetings, but only until a meeting can be held at which there is a sufficient number of Company Ordinary Shares or Company Shareholders (or Scheme Shares or Scheme Shareholders, as applicable) represented to constitute a quorum, or (y) to obtain the Company Shareholder Approvals, but only until a meeting can be held at which there is a sufficient number of votes of the Company Shareholders and/or the Scheme Shareholders to obtain the Company Shareholder Approvals;

(m)

not, unless required by the Court or Applicable Law, or unless this Agreement is terminated in accordance with its terms, withdraw the Scheme, or allow it to lapse, without the prior written consent of CPPIB;

(n)

following the receipt of the Company Shareholder Approvals and the satisfaction or (to the extent permitted by Applicable Law) waiver of all other Conditions (excluding those Conditions that by their nature are to be satisfied on the Effective Date and the Court Sanction Condition) use all reasonable endeavours to take all necessary steps on the part of Company to seek the Court Sanction Order as promptly as practicable (provided that the Court Sanction Order will not be sought earlier than ten Business Days following the Rollover Election Deadline), including to prepare and issue, serve and lodge all such Court documents as are required;

(o)

ensure that the information provided by it for inclusion in any document or announcement to be published by the Consortium in connection with the Transaction at the time of mailing or publication of such document will not include an untrue statement of a material fact or omit to state a material fact necessary to make the information provided, in light of the circumstances under which they were made, not misleading; and

(p)

as promptly as practicable (and in any event within two Business Days) following the receipt of the Court Sanction Order and the satisfaction or (to the extent permitted by Applicable Law) waiver of the Conditions (other than the Condition set out in paragraph 1(e) of Schedule 1) procure that a copy of the Court Sanction Order is delivered to the Registrar of Companies.

5.3

The obligations of the Company under clause 5.2 shall continue in full force and effect following any Company Adverse Recommendation Change unless this Agreement is validly terminated in accordance with clause14, or as expressly provided in clause 5.2.

Specific obligations of the Consortium

5.4	Without prejudice to the generality of clause 5.1 and subject to clause 5.6:

(a)	CPPIB shall instruct counsel to appear on behalf of the Consortium at the Court hearing to sanction the Scheme and shall undertake to the Court to be bound by the terms of the Scheme;

(b)

each member of the Consortium shall, and shall procure that, their respective Affiliates affords all such prompt cooperation and assistance and provides all such documentation and information, as may be reasonably requested by the Company in respect of the preparation and verification of the Transaction Documentation, the Court Documentation and any other document required for the implementation of the Scheme or any other matter covered by this clause 5, including the prompt and timely provision to the Company of such information and confirmations relating to it, its Subsidiaries and any of its or their respective directors, officers or employees as the Company may reasonably request;

(c)

each member of the Consortium shall use all reasonable endeavours to cause the Transaction Documentation to be published by it to comply in all material respects with Applicable Law (including, as applicable, the Companies Act, the 1934 Act and the rules and regulations promulgated thereunder (including Section 13e-3 of the 1934 Act) and Nasdaq requirements) and use all reasonable endeavours to procure that the Scheme Circular contains information on all the Conditions set out in this Agreement;

(d)	each member of the Consortium shall notify the Company promptly of:

(i)

any changes in the information disclosed in any document or announcement published by the Company or the Consortium in connection with the Transaction which are material in the context of that document or announcement; and

(ii)

any material new information which may be relevant to a Scheme Shareholder in considering the merits of the Transaction, and agree that any such information may be published by the Company if: (A) the Company (acting reasonably and with the advice of the KC) determines that such disclosure is necessary to ensure that all Scheme Shareholders have sufficient information to consider the merits of the Transaction; and (B) CPPIB has consented to the content and form of the disclosure (such consent not to be unreasonably withheld, delayed or conditioned);

(e)

each member of the Consortium shall ensure that the information provided by it for inclusion in any document or announcement to be published by the Company in connection with the Transaction at the time of mailing or publication of such document will not include an untrue statement of a material fact or omit to state a material fact necessary to make the information provided, in light of the circumstances under which they were made, not misleading; and

(f)	each member of the Consortium shall provide any comments on all Transaction Documentation and Court Documentation submitted to it as soon as reasonably practicable.

5.5

The Purchaser shall, as soon as reasonably practicable after the date of this Agreement and in any event prior to the Effective Date, obtain confirmation from His Majesty’s Revenue & Customs that the Court Sanction Order shall not be subject to stamp duty or stamp duty reserve tax on the basis that the Court Sanction Order will not be the principal instrument of transfer in respect of the transfer of the Cash-Out Shares pursuant to the Scheme (and in connection therewith, will provide an undertaking to His Majesty’s Revenue & Customs that the Purchaser will pay all applicable stamp duty or stamp duty reserve tax on the relevant instrument(s) of transfer).

Specific obligations Regarding Schedule 13E-3

5.6

In addition to, and without limiting, the obligations of the Company under clause 5.2 and the obligations of the members of the Consortium under clause 5.4, the Company and each member of the Consortium shall jointly prepare and shall file with the SEC, as promptly as practicable following execution of this Agreement but by no later than the date that is the last day of the seventh week from the date of this Agreement (or such later date as CPPIB and the Company may agree in writing), a Schedule 13E-3, which will include the Scheme Circular as an exhibit. Each member of the Consortium, on the one hand, and the Company, on the other hand, shall furnish to each other all information concerning such Party as may be reasonably requested in preparation of the Schedule 13E-3 and the Scheme Circular.

(a)

Each of the Company and the members of the Consortium shall use all reasonable endeavours to ensure the Scheme Circular and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the 1934 Act and the rules and regulations promulgated thereunder.

(b)

Each of the Company and the members of the Consortium shall use all reasonable endeavours to respond promptly to any comments of the SEC or its staff with respect to the Scheme Circular and the Schedule 13E-3.

(c)

The Company shall notify the other Parties hereto promptly upon the receipt of any comments from the SEC or its staff or any other governmental officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Scheme Circular or the Schedule 13E-3 and shall supply the other Parties with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Scheme Circular or the Schedule 13E-3.

(d)

Prior to filing of the Schedule 13E-3 or mailing the Scheme Circular (or any amendment or supplement thereto), or responding to any comments from or making any written communications with the SEC or its staff with respect thereto, the Company shall provide each member of the Consortium and its counsel with a reasonable opportunity to review and comment on such filings or written communications and shall consider their comments in good faith.

(e)

Each of the Company and the members of the Consortium agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Scheme Circular, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transaction, will, as of the time such documents (or any amendment thereof or supplement thereto) are filed, are mailed to the Company Shareholders and at the time of the Company Shareholder Meetings, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, none of the Company or any member of the Consortium assumes any responsibility with respect to information supplied by or on behalf of, any other Party for inclusion or incorporation by reference in the Scheme Circular or the Schedule 13E-3.

(f)

If at any time prior to the Company Shareholder Meetings, any event or circumstance relating to any member of the Consortium or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Scheme Circular or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the Company Shareholders to the extent required by Applicable Law.

(g)

Each member of the Consortium and the Company shall file with the SEC the final Schedule 13E-3, which will include the Scheme Circular as an exhibit, and disseminate such Schedule 13E-3 containing the Scheme Circular to Company Shareholders as promptly as reasonably practicable following the Convening Hearing.

6.	Company Equity Plans and Employee Matters

6.1	Each Party undertakes to take the relevant steps and other actions provided for in Schedule 3 in relation to the Company Equity Plans and certain Company employee-related matters.

6.2	The Founder agrees that he will not exercise:

(a)	any Company Share Awards; or

(b)	his annual liquidity right pursuant to section 6 of the Registration Rights, Coordination and Put Option Agreement dated 23 August 2021,

prior to the Effective Date.

7.	Responsibility for Information and Standards of Care

7.1

CPPIB will accept responsibility for all of the information in the Scheme Circular (or in the event that the Transaction is implemented by way of an Offer, any document required to implement any Offer) relating to CPPIB and its Affiliates, and the Founder will take responsibility for all of the information in the Scheme Circular (or in the event that the Transaction is implemented by way of an Offer, any document required to implement any Offer) relating to himself and his Affiliates.

7.2

The Company will procure that the Special Committee accept responsibility for their views set out in the Scheme Circular (or in the event that the Transaction is implemented by way of an Offer, any document required to implement any Offer) and all information in the Scheme Circular (or in the event that the Transaction is implemented by way of an Offer, any document required to implement any Offer) other than information for which responsibility is accepted by CPPIB and/or the Founder under clause 7.1, as applicable.

7.3	Each Party acknowledges and agrees that:

(a)	each document, announcement or other information published, or statement made during the Relevant Period must be prepared with the highest standards of care and accuracy; and

(b)	these requirements apply whether the document, announcement or other information is published, or the statement is made, by the Party concerned or by a Representative on its behalf.

Each Party undertakes to use all their reasonable endeavours not to make statements in relation to this Transaction during the Relevant Period which, while not factually inaccurate, may be misleading or may create uncertainty.

8.	Warranties

8.1

The Company hereby warrants to each member of the Consortium that the statements set out in paragraphs 2 and 3 of Schedule 4 are true and accurate at the date of this Agreement and the date immediately preceding the Court Sanction Hearing. Except as Disclosed, the Company hereby warrants to each member of the Consortium that the statements set out in paragraphs 4 to 33 (inclusive) of Schedule 4 are true and accurate at the date of this Agreement and the date immediately preceding the Court Sanction Hearing.

8.2

Any warranties given by the Company as set out in Schedule 4 that are qualified by the expression “so far as the Company is aware”, “to the knowledge of the Company”, or similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of each of the Senior Employees and after the due and careful inquiry of each of their direct reports.

8.3

CPPIB hereby warrants to the Company that the statements set out in Part 1 of Schedule 5 are true and accurate at the date of this Agreement and the date immediately preceding the Court Sanction Hearing.

8.4

The Founder hereby warrants to the Company that the statements set out in Part 2 of Schedule 5 are true and accurate at the date of this Agreement and the date immediately preceding the Court Sanction Hearing.

8.5	Each of the warranties in Schedule 4 and Schedule 5 shall be construed as being separate and independent and shall not be limited by reference to any other warranty.

8.6

CPPIB acknowledges and agrees that the Company does not give or make any warranty or representation as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to CPPIB or any of its directors, officers, employees, agents or advisers on or prior to the date of this Agreement.

8.7

In connection with the repetition of the warranties set out in paragraphs 4 to 33 (inclusive) of Schedule 4 on the date immediately preceding the Court Sanction Hearing in accordance with clause 8.1 only (and, for the avoidance of doubt, not clause 14.1(c)(ii) or the paragraph 2(a) of Schedule 1), the Company may deliver to the Consortium on the date immediately preceding the Court Sanction Hearing, a Company Supplemental Disclosure Letter. In the event the Company intends to deliver a Company Supplemental Disclosure Letter, the Company shall deliver a draft form of the same to the Consortium not less than ten (10) Business Days prior to the date immediately preceding the Court Sanction Hearing (to be in substantially final form subject to the need to make any additional disclosure in the event a fact or circumstance of a material nature arises between the date of delivery of such draft and the Court Sanction Hearing).

8.8

The Company Supplemental Disclosure Letter shall only include matters that have arisen in the period commencing immediately following the entry into of this Agreement and ending on the date immediately preceding the Court Sanction Hearing and that relate to the warranties set out in paragraphs 4 to 33 (inclusive) of Schedule 4.

8.9	Subject to clause 20.4, the liability of the Company in respect of any claim for breach of warranty shall not exceed one dollar (USD $1.00) in aggregate.

9.	Conduct Pending the Effective Date

9.1	The Company undertakes that during the Relevant Period, except:

(a)

as expressly required or otherwise expressly contemplated under this Agreement (including, for the avoidance of doubt, Schedule 3), as set out in the Company Disclosure Letter or as required by Applicable Law; or

(b)

with the prior written consent of CPPIB; it being understood and agreed that if CPPIB does not approve or reject such consent request within 5 Business Days of the Company’s submission of such request, such consent shall be deemed given by CPPIB, it shall use all reasonable endeavours to, and to cause each of its Subsidiaries to, (i) carry on its business in the ordinary course of business in all material respects, and (ii) in all material respects preserve its business organisation and maintain its existing relations and goodwill with material customers, distributors, suppliers, licensors, licensees and other Third Parties with whom it has material business relations.

9.2	Without prejudice to the generality of clause 9.1, except as required by Applicable Law or in respect of an action of the Company or any of its Subsidiaries:

(a)	that the Company or any of its Subsidiaries is obliged to take in accordance with the following agreements:

(i)	shareholders’ agreement of the Company;

(ii)	Joint Venture Agreements;

(iii)	PPAs;

(iv)	New PPAs entered into in accordance with the F&O Policies or that have obtained approval from the Company Board; or

(v)

any agreements entered into with respect to the Existing Indebtedness or any new Indebtedness permitted under this clause 9 (including any amendments to the articles of association of any member of the Group pursuant to such agreements);

(b)	taken pursuant to the merger of certain Subsidiaries into ReNew Private Limited as set out at document 2.4.8 in the Project P2 Data Room;

(c)	taken pursuant to, or as otherwise expressly required or expressly contemplated by, this Agreement (including, for the avoidance of doubt, Schedule 3),

without the prior written consent of CPPIB; it being understood and agreed that if CPPIB does not approve or reject such consent request within 5 Business Days of the Company’s submission of such request, such consent shall be deemed given by CPPIB, during the Relevant Period the Company shall not, and shall cause each of its Subsidiaries not to:

(d)

adopt (i) any amendment to the Company Articles or the articles of association, by-laws or equivalent constitutional documents of ReNew Private Limited, or (ii) any material amendment to the articles of association, by-laws or equivalent constitutional documents of any Subsidiary, or any agreement between the shareholders of any of the Subsidiaries;

(e)

acquire any assets or properties, supplies or equipment, in each case, in one transaction or a series of related transactions, provided that, with respect to any acquisition relating to the business of the Group as conducted as of the date of this Agreement, the restriction under this clause 9.2(e) shall only apply if such acquisition involves consideration or capital contributions in an amount in excess of 50 million dollars (USD $50,000,000) (other than acquisitions of assets or properties, supplies or equipment in the ordinary course of business of the Company and its Subsidiaries in a manner consistent with past practice), individually or in the aggregate;

(f)

acquire, or enter into any agreements providing for any acquisition of, any Equity Securities of or other equity interest in or assets comprising any corporation, partnership, joint venture, association, organisation or other business or division of any other Person (whether by merger, takeover offer, scheme of arrangement or acquisition of securities or assets or by any other means), in each case, in one transaction or a series of related transactions, provided that, with respect to any acquisition relating to the business of the Group as conducted as of the date of this Agreement, the restriction under this clause 9.2(f) shall only apply if such acquisition involves consideration or capital contributions in an amount in excess of 50 million dollars (USD $50,000,000), individually or in the aggregate;

(g)

authorise, declare, set aside, make or pay any dividends or distribution with respect to its shares or other Equity Securities (whether in cash, assets, shares or other securities of the Company or any of its Subsidiaries), other than (i) dividends paid to the Company or one of its Subsidiaries by a Subsidiary of the Company with regard to its Equity Securities; and (ii) dividends paid by Subsidiaries to third parties provided that the aggregate amount paid by all Subsidiaries to third parties taken together does not exceed 15 million dollars (USD $15,000,000);

(h)

split, combine, consolidate, subdivide, reduce, reclassify or redesignate any of the share capital or other Equity Securities of the Company or ReNew Private Limited, or reduce, redeem, purchase, cancel or otherwise acquire or offer to acquire any of the share capital or other Equity Securities in each case of the Company or ReNew Private Limited, except for the acceptance of Class A Ordinary Shares as payment of the exercise price of Company Share Awards or Company Warrants or withholding Taxes in respect of Company Share Awards or Company Warrants;

(i)

(1) issue, deliver, grant, pledge, charge, mortgage or encumber, or authorise the issuance, delivery, grant, pledge, charging, mortgaging or Encumbrance of any shares, voting securities or other Equity Securities in the Company or any Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or Equity Securities, other than, in the case of the shares or other Equity Securities in any Subsidiaries, (i) the incurrence of Encumbrances in connection with any Permitted Refinancing; or (ii) any Existing Indebtedness; (2) sell or dispose of, or authorise the sale or disposal of, any shares, voting securities or other Equity Securities in any Subsidiary or Associated Company; (3) file, or consummate any registration statement with, or listing application to, any securities exchange or Governmental Authority in connection with an initial public offering or other public offering of the Equity Securities of any Subsidiary; or (4) take any action to cause to be exercisable or vested any otherwise un-exercisable or unvested Company Share Award or other equity awards under any existing Company Equity Plan or Subsidiary Equity Plan (except as otherwise provided by the terms of any Company Equity Plan), other than:

(i)	in accordance with Schedule 3;

(ii)

sales of Class A Ordinary Shares pursuant to the exercise of Company Share Awards or Company Warrants if necessary to effectuate an optionee or award holder’s direction upon exercise or pursuant to the settlement of Company Share Awards in order to satisfy Tax withholding obligations; or

(iii)

issuances of any option, restricted stock unit or performance stock unit to acquire Class A Ordinary Shares pursuant to the Company Equity Plans to directors, officers or employees of the Company or its Subsidiaries in the ordinary course of business;

(j)

except as required by Applicable Law or any Company Employee Plan or any contract (which has been Disclosed) as in existence as of the date of this Agreement or in accordance with Schedule 3 of this Agreement:

(i)

increase the compensation or benefits payable or to become payable to any of the directors, officers or employees, except for (A) annual or other regular merit-based increases of salaries or wage rates in the ordinary course of business (provided that such increases in such base salaries or wage rates shall not exceed 20% of the aggregate base salaries of all directors, officers and Senior Employees as of the date of this Agreement), (B) in connection with hires and promotions not otherwise prohibited by clause 9.2(j)(vi), or (C) changes to group health or welfare plan benefits in connection with annual renewals in the ordinary course of business;

(ii)

grant or pay or commit to grant or pay to any of the directors or Senior Employees bonuses, incentive compensation, retention awards or increases in severance or termination pay, other than (1) annual bonuses pursuant to paragraph 2 of Part 2 of Schedule 3; (2) in accordance with any agreements entered into with the Company’s directors or Senior Employees prior to the date of this Agreement and made available to CPPIB or (3) in accordance with clause 9.2(i)(iii);

(iii)

establish, adopt, enter into, amend in any material respect or terminate any collective bargaining agreement or Company Employee Plan, or any plan, contract, policy or arrangement that would be a Company Employee Plan if it were in effect on the date hereof, other than (1) changes to group health or welfare plan benefits in connection with annual renewals in the ordinary course of business and (2) in connection with any action that applies uniformly to employees and does not result in more than a de minimis measure in cost to the Company;

(iv)

take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Equity Plan or Subsidiary Equity Plan, other than to give effect to the actions and steps set out in Schedule 3;

(v)	terminate the employment of any Senior Employee, other than for cause, provided that the Company shall promptly notify the Consortium in writing if any such termination is effected;

(vi)

hire or promote any new Senior Employees except to replace any departed Senior Employee (other than any departed Senior Employee who is the Chief Executive Officer or Chief Financial Officer), with any compensation package proposed for a new Senior Employee to be on terms not more than 125% of those provided to the departed or similarly situated Senior Employee; or

(vii)

other than to comply with Applicable Law, enter into or amend any agreement or arrangement that provides for the recognition of or requirement to bargain with any union, works council or other body that represents any employee of any Group Company;

(k)

liquidate (completely or partially), wind up, dissolve, place into administration or receivership, enter into any voluntary arrangement or other compromise with creditors, restructure, recapitalise or effect any other reorganisation (except for any restructuring, recapitalisation or reorganisation between the Subsidiaries and the Relevant JV Entity in connection with the liquidation of the Relevant JV Entity or Fluence India ReNew JV Private Limited), or adopt any plan or resolution, or take any other action providing for any of the foregoing;

(l)

make any loans, advances (other than pursuant to the Company Articles) or capital contributions to, or investments, in any other Person (other than Subsidiaries of the Company), in each case other than (i) in the ordinary course of business, (ii) in accordance with the Company Budget and Company Business Plan, or (iii) as required pursuant to a Joint Venture Agreement;

(m)

sell, lease, license, assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, create or incur any Encumbrance on, any of its properties, rights or assets (including the capital in any Subsidiaries), individually or in the aggregate in excess of 50 million dollars (USD $50,000,000), except (i) sales of inventory or product produced in the ordinary course of business, or (ii) dispositions of obsolete or worthless equipment, in the ordinary course of business;

(n)

enter into any Contract that would constitute a Material Contract if in effect on the date of this Agreement or materially modify, materially amend, extend or terminate (other than non-renewals or auto-renewals occurring in the ordinary course of business or termination at the end of the Contract term in accordance with the terms of the Contract) any Material Contract, provided that this clause 9.2(n) shall not prohibit or restrict the Company or any of its Subsidiaries from entering into a Contract in the ordinary course of business or in accordance with the Company Budget and Company Business Plan;

(o)

enter into any new lines of business (other than New Business, subject to clause 9.4(d)), make any capital expenditure or expenditures or enter into agreements or arrangements (other than New Business, subject to clause 9.4(d)) providing for capital expenditure or expenditures individually or in the aggregate in excess of 50 million dollars (USD $50,000,000), except those contemplated by the Company Budget or Business Plan in an amount not to exceed the budgeted amount for the relevant capital expenditure;

(p)

enter into any material transaction, agreement or understanding or amend, extend or modify any existing material transaction, agreement or understanding with any executive officer or director or shareholder of the Company that holds at least 10% of the outstanding shares of the Company, where such resulting transaction is carried out on terms other than those that would be agreed at arm’s length;

(q)	(i) initiate any Proceedings where the relief sought by the Company or any of its Subsidiaries exceeds 50 million dollars (USD $50,000,000) in the aggregate; or

(ii) waive, release, assign, compromise or settle any actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings (“Settlements”) to which the Company or any of its Subsidiaries is a defendant, in each case, other than (1) debt collection in the ordinary course of business; (2) ordinary course disputes with vendors, customers, third parties or employees; and (3) the compromise or settlement of any Proceeding or Settlement that (a) provides for the payment and / or waiver by the Company or its Subsidiaries of an amount in cash not to exceed 50 million dollars (USD $50,000,000) in the aggregate; (b) does not involve any admission to wrongdoing by the Company or any of its Subsidiaries; and (c) does not involve the grant of any equitable relief or impose any non-monetary obligations on the Company or any of its Subsidiaries (other than customary obligations), provided that (y) any Proceeding or Settlement related to Taxes shall be governed by clause 9.2(s); and (z) sub-paragraphs (1), (2) and (3) shall not apply to any Settlement involving or relating to any Governmental Authority (other than Settlements involving the Solar Energy Corporation of India and/or DISCOMs of any state in India);

(r)

make any material change in financial or Tax accounting policies, practices, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by IFRS or Applicable Law;

(s)

make or change any Tax election, change any Tax accounting period, adopt or change any method of Tax accounting, make any amendment to any corporate income Tax return, enter into any closing agreement, or seek any ruling from any Taxing Authority in respect of an amount of Taxes other than in the ordinary course of business and consistent with past practice, initiate any voluntary Tax disclosure with any Governmental Authority with respect to Taxes, or settle, compromise, agree or negotiate any Proceeding, liability, audit, enquiry or assessment related to Taxes, save in each case to the extent that, in each case, the impact of such election, change, adoption, amendment or other action is not material;

(t)	change its residence for Tax purposes and/or establish a taxable presence outside its jurisdiction of incorporation;

(u)

surrender and/or extract any Reliefs from the Company or any of its Subsidiaries to any entity other than the Company or any of its Subsidiaries individually or in the aggregate in excess of 50 million dollars (USD $50,000,000);

(v)

redeem any bonds, debentures, notes or similar instruments, including any liability in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock of the Company or any of its Subsidiaries in excess of 100 million dollars (USD $100,000,000) other than: (i) in connection with a Permitted Refinancing; or (ii) the repayment of borrowings from any bank, financial institution or other lender in an amount not to exceed 300 million dollars (USD $300,000,000) in the aggregate; provided that any repayment under this clause (ii) must be fully backed by an issuance of new bonds, debentures, notes or similar instruments carrying an interest rate equal to or lower than the interest rate of the bonds, debentures, notes or similar instruments which were repaid;

(w)

incur, assume, guarantee, endorse or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for:

(i)	in connection with a Permitted Refinancing;

(ii)	the incurrence of any Indebtedness solely among the Company and its Subsidiaries or solely among Subsidiaries of the Company;

(iii)

currency or commodity derivatives (including non-deliverable forward derivatives covering any of the Group Companies, directly or indirectly) in all material respects related to: (a) current debt / related to supply chain; or (b) future debt or related to procurement / capital expenditure requirements as under the Company Business Plan in the ordinary course of business and not for speculative purposes;

(iv)	indebtedness incurred in the ordinary course of business;

(v)	indebtedness incurred that is not contemplated by the Company Business Plan or Company Budget that does not exceed 200 million dollars (USD $200,000,000) in the aggregate;

(vi)	borrowings for working capital purposes in the ordinary course of business under lines of credit or similar arrangements in existence as of the date of this Agreement; or

(vii)

any guarantee or bid commitment in connection with any project-related bids that is entered into in the ordinary course of business and which satisfy the capital expenditure and IRR requirements set out in the Company Business Plan;

(x)

take, or omit to take, any action which may be reasonably expected to cause any significant impact on the rating of any rated debt securities of the Company or any of its Subsidiaries, except for the cessation or withdrawal of a rating by Moody’s Investors Service, Inc. or any of its affiliates at the request of the Company or any of its Subsidiaries;

(y)

enter into, amend, modify or supplement any term of any engagement letter between the Company and any of its financial advisers in a manner that is less favorable to the Company in connection with the Transaction in any material respect;

(z)

terminate, amend, modify or intentionally release or intentionally waive any provision of any confidentiality agreement to which the Company or any of its Affiliates is a party, or fail to enforce such provisions of any such agreement, to the extent such provisions are still effective, in each case which would have a material adverse effect in the context of the Transaction or the Company;

(aa)	make any material change in the nature or organisation of its business or discontinue or cease to operate all or a material part of its business;

(bb)

make any material change to, or grant any material waiver or material exception under, any Health and Safety Policies and Standards, or make any material change to the monitoring, enforcement, or reporting of compliance with such policies and standards, in each case that would reasonably be expected to result in a material reduction in the scope, stringency, or effectiveness of such policies, standards, or enforcement;

(cc)

make any material change to, or grant any material waiver or material exception under, any Supply Chain Sourcing Policies and Practices in each case that would reasonably be expected to result in a material reduction in the scope, stringency, or effectiveness of such policies, standards, or enforcement; or

(dd)	agree or authorise, in writing or otherwise, to take any of the foregoing actions.

9.3

Without in any way limiting any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give the Consortium or CPPIB, directly or indirectly, the right to control or direct the Company’s or any of its Subsidiaries’ businesses or operations prior to the Effective Time. Prior to the Effective Time, the Company shall continue to exercise, consistent with the terms of this Agreement, complete control and supervision over its Subsidiaries and its and their business and operations.

9.4	Notwithstanding anything contained in this clause 9, the consent of CPPIB shall not be required for:

(a)

any action, decision or transaction undertaken in accordance with the Company Business Plan or Company Budget, other than for the following matters to the extent contemplated in the Company Business Plan or Company Budget:

(i)	any equity investment of more than 200 million dollars (USD $200,000,000) individually;

(ii)	any new Indebtedness of more than 500 million dollars (USD $500,000,000) individually; or

(iii)	any final investment decision for more than 700 million dollars (USD $700,000,000) individually;

(b)

the incurring of any new Indebtedness (including any action, decision or transaction undertaken in accordance with such new Indebtedness, including without limitation, security creation or provision of any guarantee between the Group Companies) by a Subsidiary incurred that is not contemplated by the Company Business Plan or Company Budget of up to 200 million dollars (USD $200,000,000) individually or up to 500 million dollars (USD $500,000,000) in the aggregate, provided that such new Indebtedness will be used to either (i) refinance project-level indebtedness or (ii) retire or provide intercompany loans;

(c)

any action, decision or transaction, including without limitation, security creation undertaken pursuant to and required in connection with a Permitted Acquisition, a Permitted Disposal or a Pipeline Transaction;

(d)

any action taken, decision or transaction undertaken pursuant to the Company Business Plan (including the Company’s plan in relation to the 6.5 GW Wafer-Ingot facility) or New Business and which satisfies the return requirements set out in the F&O Policies; provided that (i) this clause (d) shall not apply to any acquisition relating to New Business and (ii) such action, decision or transaction shall not involve capital expenditures across all New Business in excess of 50 million dollars (USD $50,000,000);

(e)	any actions pursuant to any intra-Group transactions in the ordinary course of business and consistent with past practice; and

(f)	any proposal being made solely to the Company Board (including its committees), or at a meeting of the Company Board (including its committees).

9.5

The approval of any action, decision or transaction by CPPIB under this clause 9 shall be deemed to be an approval of all steps and actions as may be required to be undertaken to accomplish the purposes of such action, decision or transaction, as the case may be, including negotiating, finalizing, amending, accepting, executing and signing on behalf of the Company or the relevant Subsidiary, as the case may be, all deeds, documents and agreements, provided that (a) the Company promptly provides CPPIB with details of all material updates with respect to such transaction, including the execution and completion thereof, and (b) the Company shall be required to seek a further approval from CPPIB if there is a material and adverse change to the terms on which the Group proposes to implement that transaction.

10.	Non-solicitation

Non-solicitation obligations of the Company

10.1

The Company shall, shall cause its Subsidiaries to, and shall use all reasonable endeavours to cause its and their respective Representatives to, promptly cease any and all existing discussions or negotiations with any Third Party ongoing as of the date of this Agreement with respect to any Competing Proposal and shall as promptly as practicable (and in any event within five (5) Business Days) after the date of this Agreement:

(a)

terminate access of any Third Party to any data room containing confidential information of the Group, other than access granted by a Subsidiary to a Third Party which was not granted, and which is not being used, in connection with any Competing Proposal; and

(b)

request the return or destruction of all confidential information provided to Third Parties prior to the date of this Agreement that have entered into a confidentiality agreement with the Company relating to any Competing Proposal.

10.2

During the Relevant Period, except as otherwise permitted by the provisions of this clause 10, the Company shall not, shall cause its Subsidiaries not to, and shall use all reasonable endeavours to cause the Company’s and its Subsidiaries’ respective Representatives not to, directly or indirectly:

(a)	solicit, initiate, participate in, knowingly facilitate, knowingly assist or knowingly encourage any enquiries regarding, or the making or submission of, any Competing Proposal;

(b)	enter into, continue or participate in any discussions or negotiations with any Third Party in respect of any Competing Proposal;

(c)

enter into or adopt any letter of intent, heads of terms, memorandum of understanding or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to any Competing Proposal;

(d)	make a Company Adverse Recommendation Change;

(e)

furnish or cause to be furnished any confidential or non-public information or data of or with respect to the Company or any of its Subsidiaries, or afford or caused to be afforded access to the business, operations, properties, assets, books, records, or other non-public information or data, or to any personnel, of the Company or any of its Subsidiaries, to any Third Party in connection with any Competing Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Competing Proposal;

(f)	amend or grant any waiver or release under any standstill, confidentiality or similar agreement entered into with respect to any Competing Proposal; or

(g)	resolve or agree to do any of the foregoing.

10.3	The restrictions in this clause 10 shall not prevent or restrict:

(a)	any disclosure required by Applicable Law or by order of any court or Governmental Authority; or

(b)

any disclosure required to enable any director of the Company or any Subsidiary to comply with his or her fiduciary duties, provided that such director has obtained written legal advice from external counsel confirming that such disclosure is required to comply with such fiduciary duties, provided that if any such action or disclosure or omission pursuant to clause 10.3(a) or 10.3(b) constitutes a Company Adverse Recommendation Change, CPPIB shall have the termination right as set out in clause 14.

Competing Proposals

10.4

During the Relevant Period, to the extent permitted by Applicable Law, the Company shall: (i) promptly (and in any event within forty-eight (48) hours) notify the Consortium if any Competing Proposal has been received by the Company or any of its Subsidiaries (or, to the knowledge of the Company, any of its or their Representatives), and such notice shall include: (x) the identity of the Third Party making such Competing Proposal, (y) the material terms and conditions of any such Competing Proposal; (ii) keep the Consortium reasonably informed of any material developments, discussions or negotiations regarding such Competing Proposal (including any change of terms); and (iii) respond as promptly as reasonably practicable to any reasonable requests for information made by CPPIB in connection with such Competing Proposal. During the Relevant Period, the Company or any of its Representatives may, in response to a Competing Proposal that did not result from a breach in any material respect of clauses 10.1 or 10.2:

(a)	inform such Third Party or its Representative of the restrictions imposed by the provisions of this clause 10;

(b)

prior to, but not after, the receipt of the Company Shareholder Approvals, seek clarification from any Third Party that has made a Competing Proposal solely to clarify and understand the terms and conditions of such proposal to provide adequate information for the Special Committee to make an informed determination as to whether the Competing Proposal constitutes a Superior Proposal;

(c)

if, and only if the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to amend or grant any waiver or release under any standstill, confidentiality or similar agreement would be inconsistent with its fiduciary or other directors duties under Applicable Law, the Company may then amend or grant a waiver or release under such standstill, confidentiality or similar agreement, solely to the extent necessary to permit a Third Party to make, on a confidential basis to the Company Board, a Competing Proposal, conditioned upon such Third Party agreeing to disclosure of information in relation to such Competing Proposal to CPPIB as contemplated by this clause 10.4; and

(d)

if and only if the Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) the failure to take any such action would be inconsistent with its fiduciary or other directors duties under Applicable Law, then the Company and its Representatives may (A) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Competing Proposal; provided, that the Company shall substantially concurrently provide to CPPIB any non-public information concerning the Company that is provided to any such Person which was not previously provided to CPPIB or its Representatives and (B) engage in or otherwise participate in discussions or negotiations with respect to such Competing Proposal with the Person or group of Persons making such Competing Proposal.

10.5

If, at any time prior to the satisfaction of the Court Sanction Condition, (i) the Company receives a bona fide Competing Proposal made after the date of this Agreement that has not resulted from a breach in any material respect of clauses 10.1 or 10.2, (ii) the Company has complied with its obligations under clause 10.6 and (iii) the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal and that a failure to take action in response to such Superior Proposal would likely be inconsistent with its fiduciary or other directors duties under Applicable Law then, subject to clause 10.6, the Special Committee may:

(a)	make a Company Adverse Recommendation Change; and/or

(b)	terminate this Agreement in accordance with clause 14.1(e)(iii).

10.6	The Company may only exercise its rights under clause 10.5 if it first satisfies the following requirements:

(a)

the Company notifies the Consortium in writing at least 10 Business Days before taking such action, and such notice includes a written summary of the material terms and conditions thereof and the identity of the Person(s) making any such Superior Proposal;

(b)

the Company and its Representatives negotiate in good faith with the Consortium and their Representatives during such 10 Business Day notice period, to the extent that the Consortium seek to negotiate, to enable the Consortium to propose revisions to the terms of this Agreement and the Scheme that would cause a Competing Proposal to no longer constitute a Superior Proposal; and

(c)

during the 10 Business Day period set out in clause 10.6(b), the Special Committee considers in good faith any revisions to the terms of this Agreement and the Scheme proposed in a binding written proposal by the Consortium, and, following the satisfaction of such requirements, the Special Committee determines in good faith that the Superior Proposal would nevertheless continue to constitute a Superior Proposal notwithstanding any revisions proposed by the Consortium and that the failure to make the Company Adverse Recommendation Change or terminate this Agreement would likely be inconsistent with the fiduciary or other director duties of the Special Committee under Applicable Law. Following the initial 10 Business Day period, every subsequent material revision or material modification to any such Superior Proposal (any proposed change in the form or amount of consideration offered shall be deemed a material revision or material modification) shall restart the period set out in clause 10.6(b), except that such period shall be 5 Business Days (instead of 10 Business Days).

Intervening Events

10.7

If, at any time prior to the satisfaction of the Court Sanction Condition, an Intervening Event occurs then, subject to clause 10.8, the Special Committee may make a Company Adverse Recommendation Change of the type described in limbs (b) or (c) of the definition thereof, provided that the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would likely be inconsistent with its fiduciary or other directors duties under Applicable Law.

10.8	The Company may only exercise its rights under clause 10.7, if it first satisfies the following requirements:

(a)

the Company notifies the Consortium in writing at least 10 Business Days before taking such action, and such notice includes a reasonably detailed description of the Intervening Event (including the facts and circumstances providing the basis for the determination by the Special Committee to effect such Company Adverse Recommendation Change);

(b)

the Company and its Representatives negotiate in good faith with the Consortium and their respective Representatives during such 10 Business Day notice period, to the extent that the Consortium seeks to negotiate, to enable the Consortium to propose revisions to the terms of this Agreement and the Scheme that would cause the Company to no longer make a Company Adverse Recommendation Change;

(c)

the Company and its Representatives provide to the Consortium and their respective Representatives all applicable information with respect to such Intervening Event reasonably requested by the Consortium to allow it to propose revisions to the terms of this Agreement; and

(d)

following the 10 Business Day period set out in clause 10.8(b), the Special Committee considers in good faith any revisions to the terms of this Agreement in a binding written proposal by the Consortium, and, following the satisfaction of such requirements, the Special Committee determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to take such action in response to such Intervening Event would likely to continue to be inconsistent with its fiduciary or other directors duties under Applicable Law notwithstanding the revisions proposed by the Consortium.

10.9

If, at any time commencing from the day that is five Business Days prior to the date of the Court Meeting but prior to the satisfaction of the Court Sanction Condition, an Intervening Event occurs and the Special Committee makes a Company Adverse Recommendation Change of the type described in limbs (b) or (c) of the definition thereof in accordance with clause 10.8, the Special Committee shall take such actions as are required to convene a further Court Meeting as soon as reasonably practicable to enable Scheme Shareholders a further opportunity to vote on the Scheme in light of the Intervening Event (the “Further Court Meeting”).

General

10.10

In no event shall the Company’s compliance with its obligations pursuant to, or the exercise of its rights under, clauses 10.4, 10.6 and 10.8 (including, for the avoidance of doubt, any communications by the Company, the Special Committee or their Representatives to the Consortium and/or their Representatives that the Special Committee considers (i) a Competing Proposal to be a Superior Proposal or (ii) an Intervening Event to have occurred) constitute a Company Adverse Recommendation Change.

10.11	Nothing contained in this clause 10 shall prevent the Special Committee from:

(a)	taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act;

(b)

making any “stop, look and listen” communication to Company Shareholders pursuant to Rule 14d-9(f) promulgated under the 1934 Act (which, for the avoidance of doubt, shall not, in and of itself, constitute a Company Adverse Recommendation Change); or

(c)	making any public disclosure required to comply with its obligations under Applicable Law (including, without limitation, the 1934 Act), or the rules of the Nasdaq,

provided that any such action or disclosure or omission pursuant to clause 10.11(a) that would constitute a Company Adverse Recommendation Change shall give CPPIB a termination right as set out in clause 14.

10.12

The Parties agree that if any Representative or Subsidiary of the Company takes any action on behalf of or at the direction of the Company which, if taken by the Company, would constitute a breach of this clause 10, then the Company shall be deemed to be in breach of this clause 10.

11.	Cash Funding Requirement

11.1

CPPIB represents, warrants and undertakes to each other Party that sufficient resources will be immediately available to the Purchaser as at the date that the Purchaser is required to procure the payment of the Cash Funding Requirement to the Paying Agent in accordance with clause 3.1, for use to satisfy in full, and that it will satisfy in full, the cash funding requirements under and in connection with the Transaction, including:

(a)

the aggregate Consideration for all Cash-Out Shares (including any amounts payable to participants in the Company Equity Plans in respect of any Award that is exercised between the Court Sanction Order and the Scheme Record Time pursuant to Part 1 of Schedule 3); and

(b)	any stamp duty or stamp duty reserve tax payable in connection with the transfer of the Cash-Out Shares pursuant to the Transaction,

(together, in aggregate, the “Cash Funding Requirement”).

11.2

In the event that the Cash Funding Requirement is increased, references in this Agreement to the Cash Funding Requirement and to the amount required to be made available by CPPIB to satisfy the Cash Funding Requirement in full shall be to the amount so increased.

11.3

CPPIB expressly acknowledges and agrees that its obligations under this Agreement, including their obligations to consummate the Transaction, are not subject to, or conditioned on, the receipt or availability of any funds or financing.

12.	Director and Officer Liability

12.1

From and after the Effective Date, CPPIB shall procure that the Company and each of its Subsidiaries, to the fullest extent permitted by Applicable Law shall indemnify, defend and hold harmless each D&O Party against any liability arising in connection with or in relation to such D&O Party’s position as a director, manager or officer of the Company or any of its Subsidiaries at least to the extent such D&O Party is indemnified immediately prior to the Effective Date pursuant to the Company Articles, the constitutional documents of any Subsidiary or any deed of indemnity or other agreement between such D&O Party and the Company or any of its Subsidiaries.

12.2

CPPIB acknowledges that the Company and the Subsidiaries may obtain as of or prior to the Effective Date “tail” directors’ and officers’ liability insurance policies with a claims period of ten years from the Effective Date with at least the same coverage and amounts, and containing terms and conditions that are no less advantageous to the D&O Parties when compared to the insurance maintained by the Company and its Subsidiaries as of the date of this Agreement, in each case, with respect to claims arising out of or relating to events which occurred on or prior to the Effective Date, provided that (A) the annual premium for such insurance shall not exceed 300% of the annual premium payable by the Company or its Subsidiaries for such insurance as of the date of this Agreement; and (B) if the annual premium that would be payable by the Company or its Subsidiaries for such insurance would exceed 300% of the annual premium payable by the Company or its Subsidiaries for such insurance as of the date of this Agreement, the Company and the Subsidiaries shall instead obtain insurance with the best available or at least comparable coverage with respect to matters occurring on or prior to the Effective Date with an annual premium equal to up to 300% of the annual premium payable by the Company or its Subsidiaries for such insurance as of the date of this Agreement.

12.3

The obligations of CPPIB and the Company and its Subsidiaries under this clause 12 shall not be terminated, amended or modified in any manner so as to materially adversely affect any D&O Party (including such person’s successors, heirs and legal representatives) to whom clause 12 applies without the written consent of such affected D&O Party (it being expressly agreed that the D&O Parties shall be third party beneficiaries of this clause 12 and it shall be enforceable by such D&O Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of CPPIB and the Company and its Subsidiaries).

12.4	If, following the Effective Date, the Company or any of its Subsidiaries, or any of their respective successors or assigns:

(a)	consolidates with or merges into any other corporation or entity and is not the continuing or surviving corporation or entity of such consolidation or merger; or

(b)	transfers all or substantially all of its properties and assets to any person,

then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company or any of its Subsidiaries or any of their respective successors or assigns, as the case may be, shall assume all of the obligations set out in this clause 12.

12.5

The rights of the D&O Parties under this clause 12 shall be in addition to any rights such D&O Parties may have under the Company Articles or constitutional documents of any Subsidiary, or under any Applicable Law, and CPPIB shall, and shall cause the Company and each of its Subsidiaries to, honour and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries, as applicable, as in effect on the date of this Agreement.

13.	Further Covenants of the Parties

Access to Information

13.1

Subject to clause 13.2, on reasonable notice during normal business hours during the Relevant Period, the Company shall, and shall cause its Subsidiaries and its Representatives to, afford to CPPIB and its Representatives reasonable access to the Company’s and its Subsidiaries’ properties, offices, personnel, Contracts, books, and records and all other information concerning its businesses, properties and personnel (other than any of the foregoing to the extent specifically related to the negotiation and execution of this Agreement, or, except as expressly provided in clause 10, to any Competing Proposal), in each case, as CPPIB and its Representatives reasonably requests solely to the extent such request is made in furtherance of the consummation of the Transaction and in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, during the Relevant Period, the Company shall deliver, or cause to be delivered, to CPPIB:

India

(a)	signed annual audited financial statements along with audit reports of the Company, as soon as reasonably practicable following the filing of such statements;

(b)	quarterly financial statements of the Company along with limited review report, if applicable, as soon as reasonably practicable following the filing of such statements;

(c)	minutes of the Company and ReNew Private Limited audit committee, shareholder’s and board meetings, as soon as reasonably practicable following such meetings;

(d)

copies of assessment orders, appeal papers (including grounds of appeal), appeal orders, and notices, in each case pertaining to the tax affairs of the Company and/or ReNew Private Limited only, received from any Taxing Authorities, as soon as reasonably practicable following receipt by the Company;

(e)	Tax returns, as soon as reasonably practicable following the filing of such returns by ReNew Private Limited;

(f)	tax audit reports (Form 26), as soon as reasonably practicable following the filing of such reports by ReNew Private Limited;

(g)	report under section 206 of the IT Act (Form 66), if applicable, as soon as reasonably practicable following the filing of such reports by ReNew Private Limited;

(h)	transfer pricing report (Form 56, Form 48, master filing and TP study report), as soon as reasonably practicable following the filing of such reports by ReNew Private Limited;

(i)	valuation reports to be obtained for securities issued by ReNew Private Limited, as soon as reasonably practicable following the completion of such reports;

United Kingdom

(j)	any corporate tax returns filed for the Company, as soon as reasonably practicable following the filing of such returns; and

(k)

details of any non-routine communications with, and of any investigations, non-routine inquiries and non-routine visits by, from His Majesty’s Revenue & Customs or any other Taxing Authority, in relation to the Company, as soon as reasonably practicable following receipt of such communications or becoming aware of such investigations, inquiries or visits, as applicable.

13.2	The obligations of the Company under clause 13.1 shall be subject to the following:

(a)	the Company and its Subsidiaries and its Representatives shall not be required to provide such access or disclosure of information if it:

(i)	would, as reasonably determined based on the advice of outside legal counsel, jeopardise any attorney-client, attorney work product or other legal privilege with respect to such information;

(ii)

would contravene any Applicable Law or confidentiality agreement with a third party entered into prior to the date of this Agreement or after the date of this Agreement in the ordinary course of business;

(iii)	would result in the disclosure of any valuations of the Company in connection with the Transaction or any other strategic alternatives; or

(iv)	would be for the purpose of disclosure of such information in any Proceeding between the Parties,

provided that in the event that the Company objects to any request submitted pursuant to and in accordance with clause 13.1 and withholds information on the basis of 13.2(a)(i) and/or 13.2(a)(ii), the Company shall inform CPPIB as to the general nature of what is being withheld (to the extent permissible under Applicable Law or any relevant confidentiality agreement and to the extent possible without jeopardising any attorney-client, attorney work product or other legal privilege with respect to such information) and shall use reasonable endeavours to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of reasonable endeavours to implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection; and

(b)	neither CPPIB nor its Representatives shall use any information obtained pursuant to clauses 13.1 or 13.2 for any purpose unrelated to the consummation of the Transaction.

Transaction Litigation

13.3

The Company shall as promptly as reasonably practicable (and in any event, within five (5) Business Days) notify the Consortium in writing of any shareholder demands or other similar Proceedings (including derivative claims) commenced against the Company, its Subsidiaries and/or its or its Subsidiaries’ respective directors or officers, relating to this Agreement or the Transaction (collectively, “Transaction Litigation”) and shall keep the Consortium informed on a reasonably current basis regarding any Transaction Litigation (including by as promptly as reasonably practicable furnishing to the Consortium and their Representatives such information relating to such Transaction Litigation as may reasonably be requested by CPPIB and that would not reasonably be expected to result in the waiver of attorney-client or other legal privilege, unless the Company is not permitted to provide such information pursuant to Applicable Law).

13.4

The Company shall give CPPIB the opportunity to consult with it regarding the defence and settlement of any Transaction Litigation, shall consider in good faith CPPIB’s advice with respect to such Transaction Litigation and shall give CPPIB the opportunity to participate (at such CPPIB’s expense) in, but not control, the defence or settlement of such Transaction Litigation. Neither the Company nor any of its Subsidiaries shall propose or agree to settle or offer any mooting disclosure in any Transaction Litigation without CPPIB’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

Company and Consortium Actions Prior to and on the Effective Date

13.5

On or prior to the Effective Date but before the Effective Time, the Company shall procure that the Company Board passes resolutions, either at a meeting of the directors of the Company or as written resolutions in accordance with the Company Articles, conditional upon the delivery of the Court Sanction Order to the Registrar of Companies (and effective as of the Effective Time), approving:

(a)	the resignation of such directors of the Company as CPPIB shall notify to the Company (which shall not include Mr. Sumant Sinha); and

(b)

the appointment of such persons as CPPIB shall notify to the Company as the directors of the Company, in each case nominated by CPPIB and each other shareholder in the Company having director appointment rights pursuant to the terms of the Shareholders’ Agreement.

13.6

On the Effective Date, the Company shall deliver to the Consortium a letter of resignation (in customary form) from, or evidence of the removal of each director who is to resign in accordance with clause 13.5(a).

Stock Exchange Delisting and Termination of 1934 Act Registration

13.7

Each of the Company and each member of the Consortium agrees to cooperate with the other Party and use all reasonable endeavours to take, or cause to be taken, all actions necessary or advisable to delist the Class A Ordinary Shares and Company Warrants (if not already delisted) from Nasdaq and terminate the registration of the Class A Ordinary Shares and Company Warrants (if not already terminated) under the 1934 Act, provided that such delisting and termination shall not be effective until the Effective Time or as soon as reasonably practicable thereafter.

13.8	As soon as reasonably practicable after the Effective Date, the Company shall provide notice to the Depositary to terminate the Deposit Agreement.

Switching

13.9

CPPIB may, acting reasonably, elect to implement the acquisition of the entire issued and to be issued share capital of the Company (excluding any Excluded Shares) as contemplated by this Agreement (the “Acquisition”) by means of a takeover offer within the meaning of section 974 of the Companies Act (an “Offer”), with the prior written consent of the Special Committee.

13.10

If CPPIB reasonably wishes to implement the Acquisition by way of an Offer, the Special Committee agrees to enter into good faith discussions with CPPIB regarding the preferred structure of the Acquisition, taking into account, amongst other things, the prospect of the Acquisition succeeding.

13.11

The Company undertakes to each member of the Consortium, and each member of the Consortium undertakes to the Company, to use all reasonable endeavours to implement any Offer, if any, and take all actions necessary or desirable to give effect to the Offer.

13.12	In the event that CPPIB elects to implement the Acquisition by way of an Offer:

(a)	the provisions of this Agreement shall be deemed to be modified or amended insofar as is necessary as a result of the switch from a Scheme to an Offer;

(b)	the Offer will be conducted in compliance with US tender offer rules, including the requirement that such Offer be open for a period of at least 20 Business Days;

(c)	the acceptance condition to the Offer shall be set at 90% (or such lesser percentage as the Company and the Consortium may agree) of the Class A Ordinary Shares to which the Offer relates;

(d)

neither CPPIB nor its Affiliates shall take any action which would cause the Offer not to proceed, to lapse or to be withdrawn in each case for non-fulfilment of the acceptance condition to the Offer for as long as the Offer is open for acceptance;

(e)

the Consortium shall ensure that, unless the Parties agree otherwise in writing, the only conditions of the Offer shall be those set out in Schedule 1 and Schedule 2 (with (i) the conditions set forth in paragraphs 1(a) and (d) of Schedule 1 replaced with the acceptance condition specified in clause 13.12(a) above; and (ii) any other additions, deletions, modifications or amendments to such conditions as the Parties agree are reasonably necessary or desirable as a result of a switch from the Scheme to the Offer); and

(f)

the Consortium shall keep the Company reasonably informed, on a regular basis and in any event as promptly as reasonably practicable following a request by the Company or its Representatives, of the number of Scheme Shareholders that have validly returned their acceptance or withdrawal forms or incorrectly completed their acceptance or withdrawal forms and the identity of such shareholders.

Tax

13.13

The Company and CPPIB shall (and shall, in the case of the Company, procure that each of its Subsidiaries and its and their Representatives shall and, in the case of CPPIB, procure that any Affiliates and its and their respective Representatives shall) use reasonable endeavours to provide such assistance and information as such other Party may reasonably request in connection with any matters relating to Tax in respect of, or arising from, the Transaction, including in respect of any Tax rulings, clearances or consents that any such Party may consider necessary or desirable in connection with the Transaction (including, in the case of the Purchaser, in connection with any UK stamp duty or stamp duty reserve tax).

13.14	Nothing in clause 13.13 shall require any Party to disclose to another party any information:

(a)	which is commercially sensitive to or concerns or pertains to the tax affairs of CPPIB or its Affiliates;

(b)	which is or may be subject to legal professional privilege; or

(c)	which cannot be shared with the recipient parties in compliance with Applicable Law.

Takeover Statutes

13.15

CPPIB confirms that it has received written confirmation from the UK Panel on Takeovers and Mergers (the “Panel”) that the UK City Code on Takeovers and Mergers (the “Takeover Code”) does not apply to the Company or the Transaction. The Company shall not take (or omit to take), and shall cause its directors, officers and employees, and shall direct its other Representatives, not to take (or omit to take), any action that would reasonably be expected to result in:

(a)	the Takeover Code applying to the Company, or the Transaction; or

(b)	the Transaction becoming subject to the jurisdiction of the Panel.

14.	Termination

Termination

14.1	This Agreement may be terminated at any time prior to the Effective Time (notwithstanding receipt of the Company Shareholder Approvals):

(a)	by mutual written agreement of the Company and CPPIB;

(b)	by either the Company or CPPIB if:

(i)	the Effective Date has not occurred by the Long Stop Date;

(ii)

an injunction, restraining order or other Order or any other legal or regulatory restraint or prohibition has been issued or made by any Governmental Authority of competent jurisdiction which permanently prevents the consummation of the Transaction, and such permanent prohibition shall have become final and non-appealable;

(iii)	the Court Meeting or the Company General Meeting (including, in each case, any postponements or adjournments thereof) have been held and any Company Shareholder Approval has not been obtained; or

(iv)	the Court declines or refuses to sanction the Scheme,

provided that the right to terminate this Agreement pursuant to clause 14.1(b)(i) shall not be available to: (i) the Company, in the event that the Company’s breach of any representation, warranty, covenant or obligation set out in this Agreement has caused the relevant event or circumstance giving rise to the right of termination under clause 14.1(b)(i); or (ii) CPPIB, in the event that CPPIB’s breach of any representation, warranty, covenant or obligation set out in this Agreement has caused the relevant event or circumstance giving rise to the right of termination under clause 14.1(b)(i);

(c)	by CPPIB:

(i)

if, prior to the satisfaction of the Court Sanction Condition, (A) a Company Adverse Recommendation Change has occurred, or (B) the Special Committee has failed to publicly reaffirm the Special Committee Recommendation within five Business Days after CPPIB’s written request following the public announcement of a Competing Proposal;

(ii)

if a breach of any representation or warranty (which, for this purpose, shall not be deemed to be qualified by any facts, matters or circumstances Disclosed in the Company Supplemental Disclosure Letter) or failure to perform any covenant or obligation on the part of the Company set out in this Agreement has occurred that would cause either Condition set out in paragraph 2(a)(i) or 2(a)(ii) of Schedule 1 not to be satisfied, and such breach or failure to perform:

(A)	is incapable of being cured by the Long Stop Date; or

(B)

has not been cured by the Company within the earlier of (x) 60 Business Days following written notice to the Company from the Consortium of such breach or failure to perform and (y) the Long Stop Date,

provided that this Agreement may not be terminated pursuant to this clause 14.1(c)(ii) by CPPIB if CPPIB is then in breach of any of its representations, warranties, covenants or obligation set out in this Agreement and such breach by CPPIB would cause any Conditions set out in paragraph 3 of Schedule 1 not to be satisfied;

(d)

by CPPIB if the Scheme Circular is not distributed to the Company Shareholders in accordance with clause 5.2, provided (A) such breach or failure to perform has not been cured by the Company within fifteen (15) Business Days following written notice to the Company from CPPIB of such breach or failure to perform, and (B) the right to terminate this Agreement pursuant to this clause 14.1(d) shall not be available to CPPIB if CPPIB’s breach of any provision of this Agreement shall have been the primary cause of such failure to distribute the Scheme Circular in accordance therewith; or

(e)	by the Company:

(i)

if a breach of any representation or warranty or failure to perform any covenant or obligation on the part of any member of the Consortium set out in this Agreement has occurred that would cause any Condition set out in paragraph 3(a) of Schedule 1 not to be satisfied, and such breach or failure to perform:

(A)	is incapable of being cured by the Long Stop Date; or

(B)

has not been cured by such member of the Consortium or the Consortium (as applicable) within the earlier of (x) 60 Business Days following written notice to the Consortium from the Company of such breach or failure to perform and (y) the Long Stop Date, provided that this Agreement may not be terminated pursuant to this clause 14.1(e)(i) if the Company is then in breach of any of its representations, warranties, covenants or obligation set out in this Agreement and such breach by the Company would cause any Condition set out in paragraph 2(a) or 2(b) of Schedule 1 not to be satisfied; or

(ii)

if a Further Court Meeting (including any postponements or adjournments thereof) has been held and the Scheme has not been approved by the Requisite Majority of Scheme Shareholders at the Further Court Meeting, provided that the Company has complied with its obligations, covenants and agreements in clauses 10.7 and 10.8; or

(iii)

in order to accept a Superior Proposal and concurrently enter into a binding written definitive acquisition agreement or another form of binding documentation providing for the consummation of, or otherwise publicly announce full and binding terms of, a transaction constituting the Superior Proposal, provided that:

(A)	the Company has complied with its obligations, covenants and agreements under clause 10.1, clause 10.2 and clause 10.6 with respect to such Superior Proposal; and

(B)	the Company pays the Expense Reimbursement to CPPIB in accordance with clause 15.1.

Notice and Effect of Termination

14.2

A Party desiring to terminate this Agreement pursuant to clause 14.1 (other than pursuant to clause 14.1(a)) shall give written notice of such termination to the other Parties, and such notice shall specify the relevant provision of clause 14.1 pursuant to which such termination is made.

14.3

Subject to the provisions of this Agreement which are expressly provided to survive termination in clause 14.4, if this Agreement is validly terminated pursuant to clause 14.1, this Agreement shall become void and of no effect without liability of any Party (or any of its Affiliates or its or their respective shareholders, as applicable, or Representatives) to the other Parties, except in respect of any liability of any Party in respect of any fraud or wilful breach of this Agreement or to any accrued rights of any Party.

14.4

The provisions of clauses 1, 14, 15, 19.1, 20, 21, 25, 29 and 30 shall survive any termination of this Agreement. In addition, the termination of this Agreement shall not affect the respective obligations of the Company and the Consortium under the Confidentiality Agreement.

15.	Expense Reimbursement

15.1	If this Agreement is terminated:

(a)	by the Company pursuant to clause 14.1(e)(iii); or

(b)

by CPPIB or the Company pursuant to clause 14.1(b)(i) and/or clause 14.1(b)(iii) (provided that a Company Adverse Recommendation Change has been made in accordance with clause 10), or by CPPIB pursuant to clause 14.1(c)(i), and in each case:

(i)	a Competing Proposal shall have been made to the Company or made directly to the Company’s Shareholders or shall otherwise have become publicly known;

(ii)	such Competing Proposal shall not have been withdrawn without qualification, in each case:

(A)	prior to the date of such termination with respect to any termination pursuant to clause 14.1(b)(i), clause 14.1(c)(i); or

(B)

prior to the date of the Court Meeting or the Company General Meeting (including, in each case, any postponements or adjournments thereof) (whichever is later), with respect to termination pursuant to clause 14.1(b)(iii); and

(C)

at any time within 9 months after such termination (provided, that for the purposes of this sub-clause (C), each reference to “20%” in the definition of Competing Proposal shall be deemed to be a reference to “50.1%”):

(1)	the Company or any of its Subsidiaries shall have entered into a binding and definitive written agreement for a Competing Proposal; or

(2)	a transaction contemplated by any Competing Proposal shall have been consummated,

then the Company shall reimburse, or cause to be reimbursed, CPPIB for CPPIB’s reasonable and documented out of pocket expenses incurred in connection with the preparation, negotiation and implementation of this Agreement and the Transaction including, without limitation, all reasonable and documented costs and expenses incurred in connection with any claim, action, suit, investigation or proceeding arising out of, relating to, or in connection with this Agreement or the Transaction, and any other agreement or document or transactions that reasonably relate to and directly facilitate the implementation of the Transaction during the period from 1 January 2025 to the effective date of any termination of this Agreement (other than any expenses of any investment bank or other similar financial advisor), not to exceed 10 million dollars (USD $10,000,000) (inclusive of any VAT element of such costs and expenses and any VAT on any such reimbursement which is not recoverable by the Company) (the “Expense Reimbursement”).

15.2	Any payment of the Expense Reimbursement shall be made:

(a)

in the case of clause 15.1(a), concurrently with any termination pursuant to clause 14.1(e)(iii) (provided that any purported termination pursuant to clause 14.1(e)(iii) without the concurrent payment of the Expense Reimbursement shall be null and void); or

(b)	in the case of clause 15.1(b), concurrently with the occurrence of any of the applicable events in paragraphs (1) or (2) in the proviso to clause 15.1(b)(ii)(C),

in each case, by wire transfer of immediately available funds in US dollars (US$) to an account designated in writing by CPPIB.

15.3	The Company acknowledges and agrees that:

(a)

CPPIB has incurred, and will further incur, significant costs in connection with the Transaction, which will include significant loss of business opportunity costs if the Transaction is not implemented;

(b)

any Expense Reimbursement is reasonable and appropriate, is the product of an arm’s length negotiation and is justified to serve and protect the legitimate business interests of the members of the Consortium and, further, that each represent a fair and reasonable provision which is proportionate to the protection of those interests; and

(c)	it has received independent legal advice.

15.4

The Parties intend that any payment of any Expense Reimbursement, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT. Prior to any payment of any Expense Reimbursement, the Company shall obtain a written opinion from a reputable and appropriately qualified tax advisor (such advisor as mutually agreed between the Company and CPPIB acting reasonably), as to whether or not, at a “more likely than not” level of opinion, the Expense Reimbursement should be treated (in whole or in part) as consideration for a taxable supply for VAT purposes in respect of which the Company is liable to account for VAT under a reverse charge mechanism and whether or not any such VAT should be recoverable by the Company (the “VAT Advice”) and promptly (and in any event no later than fifteen (15) Business Days prior to the due date for payment of the Expense Reimbursement in accordance with clause 15.2(b)) provide a copy of such VAT Advice to each member of the Consortium.

15.5

If the VAT Advice is that, at a “more likely than not” level of opinion, the Expense Reimbursement should not be treated (in whole or in part) as consideration for a taxable supply for VAT purposes then:

(a)	the Company shall make the Expense Reimbursement in full; and

(b)

the Parties shall, and shall procure that the representative member of any VAT group of which it is a member shall, use reasonable endeavours to secure that the Expense Reimbursement will not be subject to any VAT.

15.6

If the VAT Advice is not that, at a “more likely than not” level of opinion, the Expense Reimbursement should not be treated (in whole or in part) as consideration for a taxable supply for VAT purposes in respect of which the Company is liable to account for VAT under a reverse charge mechanism, then:

(a)

the Company shall account for, under the reverse charge mechanism, such VAT within any applicable time limits and use all reasonable endeavours to recover by repayment or credit or otherwise obtain Relief in respect of such VAT; and

(b)

to the extent that the VAT Advice is that, at a “more likely than not” level of opinion, any VAT chargeable on the supply will not be recoverable by the Company by repayment, credit, other Relief or otherwise, then the Company shall bear the cost of that VAT and the amount payable by the Company to CPPIB shall not be adjusted to take account of such VAT.

15.7

If clause 15.5 applies and, subsequent to any payment by the Company in accordance with clauses 15.2 and 15.5, the Expense Reimbursement is finally determined by any Taxing Authority to be consideration (in whole or part) for a taxable supply for VAT purposes in respect of which the Company is liable to account for VAT under a reverse charge mechanism (a “VAT Determination”) then:

(i)	the Company shall promptly provide CPPIB with a copy of such VAT Determination;

(ii)

the Company shall account for, under the reverse charge mechanism, such VAT with any applicable time limits and it will use all reasonable endeavours to recover by repayment or credit or otherwise obtain Relief in respect of such VAT; and

(iii)	the amount payable by the Company to CPPIB shall not be adjusted to take account of such VAT, and the Company shall bear any cost of such VAT.

15.8

Any reference to “finally determined” in clause 15.7 shall mean determined by a Taxing Authority or, if such determination is appealed, a court of tribunal in a decision or judgment in respect of which no right of appeal exists (or in relation to which any periods for appeal have expired) or, whether or not such determination is appealed, as provided in a binding agreement made with the Taxing Authority.

15.9

Notwithstanding anything to the contrary set forth in this Agreement (and, for the avoidance of doubt, without prejudice to clauses 15.1 and 15.2), if and to the extent that this Agreement is terminated pursuant in the circumstances described in clause 15.1 above then (other than any claim for breach of clauses 15.1 and/or 15.2, or for fraud or wilful breach by the Company) each member of the Consortium agrees that:

(a)

the payment of the Expense Reimbursement by the Company in accordance with this clause 15 shall constitute the sole and exclusive remedy available to the Consortium (and each of the members of the Consortium) against the Company, its Affiliates and any of their respective Representatives in connection with:

(i)	any breach of this Agreement by the Company;

(ii)	the Scheme lapsing, being withdrawn, or otherwise not having taken effect by the Long Stop Date; or

(iii)	any loss or damage suffered or incurred by any member of the Consortium arising out of or in connection with this Agreement or the Scheme; and

(b)

no member of the Consortium shall have any entitlement to make, and each member of the Consortium hereby irrevocably releases and discharges the Company, its Affiliates and any of their respective Representatives from, any and all claims that such member of the Consortium may have against any of them for any loss or damage suffered or incurred by such member of the Consortium or any of its Affiliates or Representatives in connection with this Agreement and the Transaction or other transactions contemplated by this Agreement.

16.	No Survival of Representations and Warranties

None of the representations and warranties contained in this Agreement, the Company Disclosure Letter or in any certificate or schedule or other document delivered by any person pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement, except that this clause 16 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

17.	Announcements and Confidentiality

17.1

Following the release of the Joint Announcement in accordance with clause 5.1(a), and to the extent permitted by Applicable Law in respect of any announcement, communication or circular required by Applicable Law or any governmental or regulatory body or the rules of any stock exchange, the members of the Consortium and the Company shall consult with each other before issuing any additional public announcement, press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement, the Transaction or other transactions contemplated by this Agreement.

17.2

Each member of the Consortium and/or any of their Affiliates (on one hand) and the Company and/or any of its Affiliates (on the other hand), shall not issue any public announcement or press release, make any other public statement or schedule any press conference, conference call or meeting with respect to this Agreement, the Transaction or other transactions contemplated by this Agreement, without the prior written approval of the other Party, provided that the restrictions in this clause 17 shall not apply to any public announcement, release or public statement:

(a)

as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, provided that, insofar as is permitted by Applicable Law, (i) prior written notice of any announcement required to be made is given to the other Parties and (ii) the Party required to make the announcement shall use all reasonable endeavours to consult with the other Parties, and allow the other Parties reasonable time (taking into account the circumstances) to comment on such announcement in advance of such issuance; or

(b)	in connection with a Competing Proposal or a Company Adverse Recommendation Change and matters related thereto; or

(c)

to the extent the information contained therein substantially reiterates (or is consistent with) previous public announcements, releases, public disclosures or public statements made by the Company and/or the Consortium in compliance with this clause 17.

17.3

Notwithstanding anything to the contrary in the Confidentiality Agreement or this Agreement, the Confidentiality Agreement shall continue in full force and effect until the Effective Time and all information provided to the Consortium or any of their Representatives pursuant to or in connection with this Agreement shall be subject to the terms of the Confidentiality Agreement.

18.	Further Assurances

Subject to the terms and conditions of this Agreement and the Scheme, at any time before or after the Effective Time, the Company and each member of the Consortium shall each execute any further instruments, deeds, documents, conveyances, assignments or assurances and do all other acts and things required to give full effect to this Agreement and the Parties’ rights, powers and remedies under this Agreement.

19.	Fees, Costs and Taxes

19.1

Except as otherwise provided in this Agreement, and except in relation to a breach by any Party of the terms of this Agreement, each Party shall bear its own costs and expenses arising out of or in connection with the preparation, negotiation and implementation of this Agreement and the Transaction and any other agreement or document or transactions that reasonably relate to and directly facilitate the implementation of the Transaction.

19.2

The Purchaser shall bear and promptly pay all stamp duty and stamp duty reserve tax (including in each case any associated interest or penalties) arising directly or indirectly in the United Kingdom in connection with the transfer of the Cash-Out Shares pursuant to the Transaction. The Purchaser shall, at its own cost, be responsible for arranging the payment of all such stamp duty and stamp duty reserve tax (and any associated interest, fees, fines or penalties), including fulfilling any administrative or reporting obligation imposed by the United Kingdom in connection with such payment.

19.3

Where under the terms of this Agreement one party is liable to reimburse another party in respect of any costs, charges or expenses, the paying party shall also reimburse the payee party for any VAT incurred by the payee party (or any of its Affiliates) in respect of such cost, charge or expense that is not otherwise recoverable by the payee party or the representative member of any VAT group of which it forms part.

19.4

Save in relation to any payment of the Expense Reimbursement pursuant to clause 15 (Expense Reimbursement), if any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then (i) the recipient of the supply shall provide to the payer a valid VAT invoice, and (ii) except where the reverse charge procedure applies, and subject to the provision of a valid VAT invoice in accordance with (i), in addition to that payment the payer shall pay to the recipient an amount equal to any VAT payable in respect of such supply.

20.	Entire Agreement

20.1

This Agreement and the Confidentiality Agreement set out the entire agreement between the Parties relating to the subject matter hereof and thereof and, save to the extent expressly set out in this Agreement or the Confidentiality Agreement, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, between the Parties in relation to the subject matter hereof and thereof.

20.2

Each Party acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on and has not otherwise been induced by, and shall have no claim or remedy in respect of, any express or implied representation, warranty, undertaking, or other statement made which is not expressly set out in this Agreement or the Confidentiality Agreement.

20.3	If there is any conflict between the terms of this Agreement and any other agreement between the Parties (other than the Confidentiality Agreement), this Agreement shall prevail unless:

(a)	such other agreement expressly states that it overrides this Agreement in the relevant respect; and

(b)

each member of the Consortium and the Company are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

20.4	Nothing in this Agreement shall limit or exclude any liability for or remedy in respect of fraud.

21.	Remedies

21.1

Except where expressly provided otherwise, the rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided hereby, or by law or equity, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

21.2

Save as expressly set out in this Agreement (including in clause 21.3), the only right or remedy of any Party in relation to any representation, warranty, undertaking, or other statement set out in this Agreement shall be for breach of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) and, in respect of any breach of this Agreement, the only remedy shall be a claim for contractual damages in respect of such breach. Save as expressly set out in this Agreement, no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time and each Party waives any rights of rescission or termination it may have in relation to any such representation, warranty, undertaking or other statement.

21.3

Each of the Company and the Consortium acknowledges and agrees that irreparable harm would occur in the event that any of the provision of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages would not be an adequate remedy for any such harm and that accordingly:

(a)

the Company shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by any member of the Consortium and no proof of special damages shall be necessary for the enforcement by the Company of the rights under this Agreement; and

(b)

each member of the Consortium shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of this Agreement by the Company and no proof of special damages shall be necessary for the enforcement by the members of the Consortium of the rights under this Agreement.

22.	Waiver and Variation

22.1

A failure or delay by a Party to exercise any right or remedy provided under this Agreement or by Applicable Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall any single or partial exercise thereof preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Applicable Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

22.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and is signed and shall not be deemed a waiver of any subsequent breach or default.

22.3	A Party that waives a right or remedy provided under this Agreement or by Applicable Law in relation to another Party does not affect its rights in relation to any other Party.

22.4

No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of each Party to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

23.	Invalidity

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

24.	Assignment

24.1

Except as provided in this clause 24 or as the Parties specifically agree in writing, no person shall assign, transfer, charge, declare a trust or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it, in whole or in part (whether by operation of Applicable Law or otherwise). Any purported assignment not permitted under this clause 24 shall be null and void.

24.2	Subject to clause 24.3, CPPIB may, upon written notice to the Company, assign the benefit of this Agreement, in whole or in part, to, and it may be enforced by:

(a)

any Affiliate (provided if any assignee under this clause 24 ceases to be an Affiliate of CPPIB, any rights under this Agreement which have been assigned to it shall be promptly assigned to another Affiliate of CPPIB); or

(b)	any bank or financial institution lending money or making other banking facilities available to the Consortium in connection with the Transaction, by way of security, or any refinancing thereof,

provided that no such assignment shall (i) relieve CPPIB of its obligations under this Agreement; (ii) adversely impact in any respect the Company or its rights under this Agreement or materially delay or impede in any way the Transaction; (iii) be permitted under this clause 24.2 if the assignment is to a sanctioned Person or a Person resident or based in a country which shares a land border with India, or would contravene any Applicable Law.

24.3	Any assignment made pursuant to clause 24.2 shall be on the basis that:

(a)	the Company may discharge its obligations under this Agreement to the assignor until it receives notice of the assignment;

(b)	the liability of the Company to any assignee shall not be greater than its liability would have been to CPPIB; and

(c)

the assignment shall not result in the application (or an increase in the amount) of withholding Tax in connection with the Transaction or any other Taxes, costs or expenses for which the Company, the Scheme Shareholders or the holders of Class A Ordinary Shares would be liable.

24.4	This Agreement shall be binding on and continue for the benefit of the respective successors and permitted assignees of each Party.

25.	Several Liability

All obligations, covenants, warranties, representations and undertakings of the Consortium or the members of the Consortium shall be several and not joint or joint and several. No member of the Consortium shall be liable for any acts, omissions or breaches of this Agreement by any other member of the Consortium.

26.	Notices

26.1

Any notice or other communication given under this Agreement or in connection with the Transaction shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in clause 26.2 and served:

(a)

by hand to the relevant address, in which case it shall be deemed to have been given upon delivery to that address provided that any notice delivered outside Working Hours shall be deemed given at the start of Working Hours on the next Business Day;

(b)

by courier (or if from any place outside the country where the relevant address is located, by air courier) to the relevant address, in which case it shall be deemed to have been given two Business Days after its delivery to a representative of the courier;

(c)

by e-mail to the relevant email address, in which case it shall, subject to no automated notification of delivery failure being received by the sender, be deemed to have been given when sent provided that any email sent outside Working Hours shall be deemed given at the start of Working Hours on the next Business Day; or

(d)

by any other method approved in writing by the persons to whom the notice or other communication is required to be sent for the attention of, in which case it shall be deemed to have been given upon such person(s) giving written confirmation for receipt.

26.2	Notices under this Agreement shall be sent for the attention of the person and to the address or e-mail address, subject to clause 26.3, as set out below:

For CPPIB:

Name:	Canada Pension Plan Investment Board

For the attention of:	Bill Rogers

Address:	Prior to August 17, 2026: One Queen Street East, Suite 2500 Toronto, Ontario, M5C 2W5 Canada On or after August 17, 2026: 141 Bay Street, Suite 3100 Toronto, Ontario, M5J 0G3 Canada

E-mail address:	[***]

with a copy (which shall not constitute notice) to each of:

Name:	Freshfields US LLP

For the attention of:	Ethan Klingsberg; Zheng (Jonathan) Zhou

Address:	3 World Trade Center 175 Greenwich Street, 51st Floor New York, NY 10007
E-mail address:	[***]

and

Name:	Freshfields LLP

For the attention of:	Richard Thexton; Nick Jones

Address:	100 Bishopsgate London EC2P 2SR

E-mail address:	[***]

For the Founder:

Name:	Sumant Sinha

For the attention of:	Sumant Sinha

Address:	1017 B, Aralias, DLF Golf Course Road, Gurgaon -122009

E-mail address:	[***]

with a copy (which shall not constitute notice) to:

Name:	Simone Reis

For the attention of:	Simone Reis

Address:	407, Ceejay House Worli Mumbai 400018 India
E-mail address:	[***]

For the Company:

Name:	ReNew Energy Global plc

For the attention of:	Kailash Vaswani

Address:	C/O Vistra (Uk) Ltd, Suite 3, 7th Floor, 50, Broadway, London, England, SW1H 0DB

E-mail address:	[***]

with a copy (which shall not constitute notice) to:

Name:	Linklaters LLP

For the attention of:	Sushil Jacob

Address:	One Silk Street London EC2Y 8HQ

E-mail address:	[***]

26.3

Any Party to this Agreement may notify each other Party of any change to its address or other details specified in clause 26.2, provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

27.	Rights of Third Parties

27.1

The D&O Parties shall have the right to enforce clause 12, and such other provisions of this Agreement as may be necessary to give effect to their rights under clause 12, by reason of the Contracts (Rights of Third Parties) Act 1999.

27.2	Except as provided in clause 27.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

27.3

Each Party represents to each other Party that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

28.	Counterparts

This Agreement may be executed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign). Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument. The delivery of a counterpart by email shall be an effective mode of delivery.

29.	Governing Law and Jurisdiction

29.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

29.2

The Parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

29.3	Each of the Parties agrees that a judgment against it in the courts of England and Wales may be enforced against it in any other jurisdiction in accordance with the laws of that jurisdiction.

29.4

For the purposes of this clause 29, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance, breach or termination of this Agreement and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

30.	Process Agent

30.1

CPPIB hereby irrevocably appoints Canada Pension Plan Investment Board (UK establishment number: BR013523) whose address is 40 Portman Square, London, W1H 6LT, as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by CPPIB.

30.2

Founder hereby irrevocably appoints Law Debenture Corporate Services Limited (company registration number: 3388362) whose address is 8th Floor, 100 Bishopsgate, London, EC2N 4AG as his agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Founder.

30.3

If any person appointed as agent for service of process ceases to act as such the relevant Party shall immediately appoint another person to accept service of process on its behalf in England and notify the other Parties of such appointment.

31.	Non-Recourse

Each Party agrees, on behalf of itself and its Affiliates, that all actions, suits, claims, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any of the Transaction Documentation or any of the transactions contemplated hereunder or thereunder; (b) the negotiation, execution or performance of this Agreement or any of the Transaction Documentation (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Transaction Documentation); (c) any breach or violation of this Agreement or any of the Transaction Documentation and (d) any failure of any of the transactions contemplated hereunder or thereunder to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Transaction Documentation, Persons expressly identified as parties to such Transaction Documentation and in accordance with, and subject to the terms and conditions of, this Agreement or such Transaction Documentation, as applicable. Notwithstanding anything in this Agreement or any of the Transaction Documentation to the contrary, each party agrees, on behalf of itself and its Affiliates, that no recourse under this Agreement or any of the Transaction Documentation or in connection with any of the transactions contemplated hereunder or under any other Transaction Documentation will be sought or had against any other Person, and no other Person will have any liabilities or obligations (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise), for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company or CPPIB, as applicable, may assert (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement, or (ii) against the Company or CPPIB solely in accordance with, and pursuant to the terms and conditions of, this Agreement.

Schedule 1

Conditions

1.	Conditions to the Obligations of each Party

The obligations of the Company and the Consortium to give effect to the Transaction are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following Conditions:

(a)	the Effective Date not occurring prior to the 23 August 2026;

(b)	the Company Shareholder Approvals being obtained;

(c)	the Scheme being sanctioned by the Court with or without modification (but subject to any non-de minimis modifications being acceptable to the Company and CPPIB, acting reasonably and in good faith);

(d)	a copy of the Court Sanction Order being delivered to the Registrar of Companies;

(e)	all Identified Clearances required in connection with the Transaction having been obtained from the relevant Governmental Authorities; and

(f)

no injunction, restraining order or other order or any other legal or regulatory restraint or prohibition having been issued or made by any Governmental Authority of competent jurisdiction or any other person which prevents the consummation of the Transaction.

2.	Conditions to the Obligations of the Consortium

The obligations of the Consortium to give effect to the Transaction are subject to the satisfaction or waiver by CPPIB of the following further Conditions:

(a)	the warranties of the Company, which for this purpose shall not be deemed to be qualified by any facts, matters or circumstances Disclosed in the Company Supplemental Disclosure Letter, set forth in:

(i)

paragraphs 2.1, 2.2 (other than limb (iii)), 2.4 and 2.5 (in each case solely with respect to the Company and ReNew Private Limited) (Incorporation and Authority) and 21 (solely with respect to the Company and ReNew Private Limited) (Insolvency) of Schedule 4 shall be true and correct in all respects, except for de minimis inaccuracies, as of the date of this Agreement and as of the date immediately preceding the Court Sanction Hearing as if made on each such date (except that warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct in all respects as of such date, except for de minimis inaccuracies, only as of such earlier date);

(ii)

paragraphs 3.1, 3.3 and 3.4 (Capitalisation) of Schedule 4 shall be true and correct in all respects, except for de minimis inaccuracies, as of the date of this Agreement and as of the date immediately preceding the Court Sanction Hearing as if made on each such date (except that warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct in all respects as of such date, except for de minimis inaccuracies, only as of such earlier date);

(iii)

paragraphs 2.1 (with respect to the Group Companies other than the ones referred to in paragraph 2(a)(i)), 2.2(iii), 2.3 (Incorporation and Authority), 4.1 to 4.7 (each solely with respect to ReNew Private Limited) (The Group), 21 (with respect to the Group Companies other than the ones referred to in paragraph 2(a)(i)) (Insolvency), and 11 (Anti-Bribery and Improper Payments) of Schedule 4 shall be true and correct in all material respects as of the date of this Agreement and as of the date immediately preceding the Court Sanction Hearing as if made on each such date (except that warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct in all material respects as of such date); and

(iv)

Schedule 4 (other than the warranties referred to in paragraphs 2(a)(i), 2(a)(ii) and 2(a)(iii) of Schedule 1 above) shall be true and correct as of the date of this Agreement and as of the date immediately preceding the Court Sanction Hearing as if made on each such date (except that warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date) in each case, except where the failure of such warranties to be true and correct (without giving effect to any limitation as to “materiality” set out in such warranties) has not had, and would not reasonably be expected to have a Company Material Adverse Effect;

(b)	the Company not being in material breach of its obligations under this Agreement that are required to be performed by it at or prior to the date immediately preceding the Court Sanction Hearing;

(c)

the Consortium having received a certificate from an executive officer or director of the Company as of date immediately preceding the Court Sanction Hearing confirming the satisfaction of the Conditions set out in paragraphs 2(a) and 2)(b) above and 2(d) below;

(d)

since the date of this Agreement, no Effect having occurred that has had, or would be reasonably expected to have, individually or in the aggregate with all other Effects, a Company Material Adverse Effect that is continuing as of the date immediately preceding the Court Sanction Hearing; and

(e)

the Company having obtained the written approval of Natixis, Singapore Branch in respect of the Transaction pursuant to the facility letter between the Company and Natixis, Singapore Branch and the general terms and conditions thereunder dated 8 May 2024, with such approval being unconditional and/or on terms reasonably satisfactory to CPPIB, or having obtained written confirmation from Natixis, Singapore Branch that their approval is not required in respect of the Transaction.

3.	Conditions to the Obligations of the Company

The obligations of the Company to give effect to the Transaction are subject to the satisfaction or waiver by the Company of the following further Conditions:

(a)	the warranties of CPPIB set forth in:

(i)

paragraphs 1.1 to 1.2 of Part 1 (CPPIB) of Schedule 5 shall be true and correct on the date of this Agreement and as of the date immediately preceding the Court Sanction Hearing as if made on each such date (except that warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date); and

(ii)

paragraphs 1.3 to 1.6 in Part 1 (CPPIB) of Schedule 5 shall be true and correct on the date of this Agreement and as of the date immediately preceding the Court Sanction Hearing (except that warranties that expressly speak specifically as of the date of this Agreement or another date shall be so true and correct as of such date), except where the failure of such warranties to be true and correct has not had, and would not reasonably be expected to have, individually or in the aggregate, prevent the ability of CPPIB to consummate the Transaction (including, for the avoidance of doubt, in relation to the warranties set forth in paragraph 1.4 of Part 1(CPPIB) of Schedule 5, where, following identification of any additional notice, filing, consent, waiver or authorisation, the Consortium have taken reasonable steps to file the relevant notice or filing, or to obtain the relevant consent, waiver or authorisation (as applicable));

(b)	CPPIB not being in material breach of its obligations under this Agreement that are required to be performed by it at or prior to the date immediately preceding the Court Sanction Hearing; and

(c)

the Company having received a certificate from an executive officer or director of CPPIB as of the date immediately preceding the Court Sanction Hearing confirming the satisfaction of the Conditions set out in paragraphs 3(a) to (b) above.

Schedule 2

Identified Clearances

Receipt from the following Governmental Authorities of their consent, approval, clearance, confirmation, or waiver (including by way of no decision being issued by the expiry of the applicable review or waiting period following a complete notification having been filed with such Governmental Authority) in respect of the Transaction (or confirmation that no such consent, approval, clearance, confirmation or waiver is required), in each case by the Long Stop Date:

(i)	The Competition Commission of India under the Competition Act, 2002 (the “Indian Competition Approval”);

(ii)	The relevant Belgian federal and federated authorities based on the advice of the Interfederal Screening Commission under the Cooperation Agreement of November 30, 2022 (“Belgian FDI Approval”); and

(iii)	The French Ministry of Economy and Finance under Articles L. 151-3 and R. 151-1 et seq. of the French code monétaire et financier (“French FDI Approval”).

Schedule 3

Company Equity Plans and Employee Matters

Part 1 Company Equity Plans

1.	General

1.1	Subject to applicable legal and regulatory requirements, each Party shall co-operate with the other Party in order to facilitate the arrangements set out in this Schedule 3.

1.2	In this Schedule 3, the following words and expressions shall have the following meanings:

“Awards” means Options, PSUs and RSUs;

“Conversion Ratio” means 0.8289, adjusted for stock splits, share bonus, new issuances or a similar corporate action following the date of this Agreement, or such lower ratio or such other ratio as may be agreed between the Company and CPPIB for the purpose of the Rollover Shareholders exchanging their Rollover Shares for shares in ReNew Private Limited;

“ID Awards” means Awards granted under and subject to the terms of the Company Non-Employee 2021 Incentive Award Plan;

“Initial Exercise Cap” means 60% of the aggregate net cash value of Class A Ordinary Shares (after accounting for exercise prices and employee taxes) underlying all Non-Resident Awards and ITM Awards outstanding as at the date set out in document 3.13 in the Project P2 Data Room (save that any Company Share Awards held by former employees (which shall, to the extent reasonably practicable, include any Company Share Awards held by a person who becomes a former employee following the date of this Agreement) or the Founder shall be excluded from the calculation of such percentage);

“ITM Award” means an Award other than an Underwater Option, ID Awards or a Non-Resident Award;

“Option” means an option to purchase Class A Ordinary Shares granted under and subject to the terms of a Company Equity Plan;

“Participant” means a holder of an Award, which, for the avoidance of doubt, shall exclude Founder or his Affiliates for purposes of the Section 4 herein;

“PSUs” means an award of performance-based units granted under and subject to the terms of a Company Equity Plan, each being an option to purchase a Class A Ordinary Share;

“Remaining Exercise Cap” means the Initial Exercise Cap minus 100% of the aggregate net cash value of Class A Ordinary Shares underlying all Exercisable ITM Awards which have been exercised or settled between the date of this Agreement and the Court Sanction Order (save that any Company Share Awards held by former employees (which shall, to the extent reasonably practicable, include any Company Share Awards held by a person who becomes a former employee following the date of this Agreement) or the Founder shall be excluded from the calculation of such percentage), calculated by using the same methodologies for calculating the net cash value of the Initial Exercise Cap;

“Remuneration Committee” means the remuneration committee of the Company, as formed from time to time;

“Remuneration Policy” means the remuneration policy of the Company, approved by the Company’s shareholders on 18 September 2025;

“RSUs” means an award of “restricted share units” granted under and subject to the terms of a Company Equity Plan, each being an option to purchase a Class A Ordinary Share; and

“Underwater Option” means an Option, other than a Non-Resident Award, (including time based and performance based) the exercise price per share of which is greater than the Consideration.

1.3	Capitalised terms used in this Schedule 3 but not defined herein shall have the meanings given to them in clause 1.1 of the Agreement.

2.	Outstanding Awards

2.1	Outstanding Awards and calculations referred to in this Schedule 3 are set out in document 3.13 in the Project P2 Data Room.

2.2

The Parties acknowledge that additional Class A Ordinary Shares may be delivered under a Company Equity Plan by way of dividend equivalents issued in respect of RSUs and PSUs, to the extent such dividends are issued in accordance with the terms of the Company Equity Plan and any applicable award agreement as in effect on the date hereof.

3.	Administration of Company Equity Plans

3.1

The Parties acknowledge and agree that, during the Relevant Period, the Company Board (and, where appropriate, the Remuneration Committee) may operate the Company Equity Plans in a manner consistent with the Company’s ordinary course and past practice, to the extent consistent with the terms set forth below and the relevant Company Equity Plan. Such operation may include:

(a)	granting New Awards in respect of any ordinary course operation of the Company Equity Plans (provided such operation is in accordance with this paragraph 3);

(b)

determining the timing and extent to which any Awards will vest in the ordinary course (including how any applicable performance conditions will be tested on such vesting) in accordance with the terms of the relevant Company Equity Plan, the Company’s past practice and any applicable award agreement;

(c)

satisfying the vesting and exercise of Awards under a Company Equity Plan (for example, by issuing new Class A Ordinary Shares or settling Awards in cash in accordance with the terms of the relevant Company Equity Plan and any applicable award agreement); and

(d)	determining, subject to paragraph 3.3, the treatment of Awards held by leavers.

3.2

Subject always to the Remuneration Policy, the Parties acknowledge that the Company may amend a Company Equity Plan (in accordance with its terms) if and to the extent, in the opinion of the Company Board or the Remuneration Committee, the amendments are necessary or desirable to implement the Scheme, comply with the terms of this Agreement, comply with any Applicable Law requirement, facilitate the administration of the Company Equity Plan or to obtain or maintain favourable tax treatment for any participants in the Company Equity Plan or the Company or any of its Subsidiaries.

3.3

The Company hereby confirms and undertakes that no Senior Employee who ceases to be employed by the Company or any of its Subsidiaries during the Relevant Period may be determined by the Remuneration Committee to be treated as a good leaver in accordance with the Company Equity Plan or any applicable award agreement without the consent of CPPIB (such consent not to be unreasonably withheld, delayed or conditioned), except where the reason for such cessation is death, disability or retirement or where good leaver treatment in the particular circumstances is expressly guaranteed in such Senior Employee’s employment contract, or the terms of the applicable Company Equity Plan or award agreement, as at the date of this Agreement.

3.4

The Parties acknowledge that, subject to compliance with paragraph 3, the Company may grant additional Awards during the Relevant Period to new and existing eligible participants under a Company Equity Plan (“New Awards”), provided that:

(a)

the timing of any such grant and the terms of any New Awards (including without limitation the quantum) are consistent with the Company’s practice over the previous twelve months, excluding for the avoidance of doubt the treatment of Awards described in paragraph 4 of this Schedule 3;

(b)	the New Awards comply with the Remuneration Policy and the terms of the relevant Company Equity Plan;

(c)	the New Awards are notified to the Consortium as soon as reasonably practicable after the grant date; and

(d)	the maximum number of Class A Ordinary Shares under the New Awards may not exceed one million in the aggregate and 50,000 per individual recipient.

3.5

The Parties acknowledge that participants, being employees and non-executive directors of the Company or its Subsidiaries, are eligible for annual grant of RSUs and PSUs as part of their compensation. It is the intention of the Parties to continue such benefits for such participants on terms no less favorable than the existing terms at the Company or its Subsidiary level.

4.	Proposal for outstanding Awards

4.1

Subject to applicable confidentiality, legal and regulatory requirements, the Company shall make appropriate proposals to the Participants in the Company Equity Plans, based on the treatment set out in this paragraph 4 (the “Proposals”). The Parties intend that the Proposals will be detailed within letters from the Company to Participants in each Company Equity Plan prepared by the Company and agreed with CPPIB (such agreement not to be unreasonably withheld, conditioned or delayed) and distributed by the Company at the same time as, or as soon as reasonably practicable following, the publication of the Scheme Circular.

4.2	The Parties agree that the Proposals shall provide that conditional upon the Court Sanction Order:

(a)

in respect of any ID Awards, any Awards held by any former employee (which shall, to the extent reasonably practicable, include any Company Share Awards held by a person who becomes a former employee following the date of this Agreement) and any Awards held by any Participant that is not a resident of India (“Non-Resident Awards”), they will, to the extent not already vested, immediately vest and become exercisable in full upon the Court Sanction Order, and each such Participant will be entitled to exercise such ID Awards or Non-Resident Awards (as applicable) prior to the Scheme Record Time. Any ID Award or Non-Resident Award that remains unexercised or unsettled as at the Scheme Record Time will lapse and terminate with effect from the Effective Date and the relevant Participant will receive consideration equal to (i) the number of Class A Ordinary Shares underlying such award multiplied by the Consideration, minus (ii) the aggregate exercise price, if any, of such award, payable through payroll (and subject to any deductions or withholdings required by law) as soon as practicable following the Effective Date;

(b)

in respect of any ITM Awards that have equal to or less than a 6-month vesting period remaining as of the Effective Date (the “Accelerated ITM Awards”), they will immediately vest and, subject to sub-paragraph (c), become exercisable upon the Court Sanction Order;

(c)

in respect of any Accelerated ITM Awards and any ITM Awards that are vested prior to the Court Sanction Order (the “Vested ITM Awards” together with the Accelerated ITM Awards, the “Exercisable ITM Awards”), each Participant will be entitled to exercise such Exercisable ITM Awards prior to the Scheme Record Time, conditional upon the Court Sanction Order in the case of the Accelerated ITM Awards; provided, subject to obtaining Participant consent in accordance with sub-paragraph (g) below, that the aggregate number of Class A Ordinary Shares underlying the Exercisable ITM Awards that are exercised between the Court Sanction Order and the Scheme Record Time, together with the aggregate number of Class A Ordinary Shares underlying the Non-Resident Awards, shall not exceed the Remaining Exercise Cap. If the aggregate number of Class A Ordinary Shares underlying the Exercisable ITM Awards exercised between the Court Sanction Order and the Scheme Record Time, together with the aggregate number of Class A Ordinary Shares underlying Non-Resident Awards, in each case excluding any such Awards held by former employees (which shall, to the extent reasonably practicable, include any Company Share Awards held by a person who becomes a former employee following the date of this Agreement), exceeds the Remaining Exercise Cap, subject to obtaining Participant consent in accordance with sub-paragraph (g) below, the number of Exercisable ITM Awards elected to be exercised by any Participant who remains in employment with a Group Company shall be reduced on a pro rata basis (calculated by reference to each Participant’s total holding of Exercisable ITM Awards as a proportion of the aggregate number of Exercisable ITM Awards held by all such Participants) such that the aggregate number of Class A Ordinary Shares underlying the Exercisable ITM Awards exercised between the Court Sanction Order and the Scheme Record Time, together with aggregate number of Class A Ordinary Shares underlying the Non-Resident Awards, in each case excluding any such Awards held by former employees (which shall, to the extent reasonably practicable, include any Company Share Awards held by a person who becomes a former employee following the date of this Agreement), does not exceed the Remaining Exercise Cap;

(d)

to the extent any Exercisable ITM Awards remain unexercised or unsettled as at the Scheme Record Time, after giving full effect to sub-paragraph (c), they will lapse and terminate with effect from the Effective Date and all the relevant Participants will be granted, within five Business Days, replacement awards that will vest on the 12-month anniversary of the Effective Date and, subject to sub-paragraphs (h), (k) and (l), remain exercisable until August 22, 2031 (or, if the IPO (as defined in the Shareholders’ Agreement) has not taken place by such date, the later of the 12-month anniversary of the IPO when it does occur and December 31, 2035), using the Conversion Ratio, under a new incentive plan that will be established and operated by ReNew Private Limited following the Effective Date (the “New Incentive Plan”);

(e)

in respect of any ITM Awards (or any part of an ITM Award) that have greater than a 6-month but less than a 12-month vesting period remaining as of the Effective Date (the “Near Vested ITM Awards”), subject to obtaining Participant consent in accordance with sub-paragraph (g) below, such Near Vested ITM Awards will lapse and terminate with effect from the Effective Date and all the relevant Participants will be granted, within five Business Days, replacement awards that will vest on the 12-month anniversary of the Effective Date and, subject to sub-paragraphs (h), (k) and (l), remain exercisable until August 22, 2031 (or, if the IPO (as defined in the Shareholders’ Agreement) has not taken place by such date, the later of the 12-month anniversary of the IPO when it does occur and December 31, 2035), using the Conversion Ratio, under the New Incentive Plan;

(f)

any ITM Award that is neither an Exercisable ITM Award nor a Near Vested ITM Award will lapse and terminate with effect from the Effective Date and the relevant Participant will be granted, within five Business Days, an equivalent replacement award with substantially the same vesting terms as such Award which, to the extent it becomes vested will remain exercisable until August 22, 2031 (or, if the IPO (as defined in the Shareholders’ Agreement) has not taken place by such date, the later of the 12-month anniversary of the IPO when it does occur and December 31, 2035), subject to sub-paragraphs (h), (k) and (l) and to any applicable law, using the Conversion Ratio, under the New Incentive Plan;

(g)

the Company undertakes (i) to obtain the Participant consent necessary to effect sub-paragraphs (c), (d) and (e) and (ii) to procure that the Initial Exercise Cap and the Remaining Exercise Cap are not exceeded;

(h)

if any Participant who has been granted a replacement award under the New Incentive Plan pursuant to sub-paragraphs (d), (e), or (f) ceases to be employed by the Company or any of its Subsidiaries for any reason other than cessation for cause (which, for this purpose, shall mean fraud or gross misconduct) within 12 months of the Effective Date, at the Participant’s election:

(i)	the Participant shall retain such replacement award which will, after it vests, remain exercisable until December 31, 2035; or

(ii)

(A) the portion of such replacement award that would have vested on or before the date of cessation of employment on its original vesting terms (which, for the avoidance of doubt, shall not include any acceleration in connection with the Transaction) (the “Vested Replacement Portion”) shall be settled for cash and the relevant Participant shall receive a cash payment equal to (i) the number of shares underlying the Vested Replacement Portion, multiplied by (ii) the Consideration, minus (iii) the aggregate exercise price attributable to such shares, payable through payroll (and subject to any deductions or withholdings required by law) as soon as practicable following the date of cessation of employment; and (B) the remaining portion of such replacement award shall continue to vest, in accordance with its original vesting terms and, if vested, shall remain exercisable until December 31, 2035;

(i)

in sub-paragraphs (c), (d), (e) or (f) above, the exercise price per share of each such replacement award shall be set using the USD / INR exchange rate on the Effective Date, save that in respect of the Options granted on August 23, 2021 in exchange for options granted to certain employees prior to such date prior to the transactions contemplated by that certain Business Combination Agreement, dated as of February 24, 2021, by and among RMG Acquisition Corporation II, Philip Kassin, the Company, ReNew Power Global Merger Sub, Renew Power Private Limited and certain other parties thereto, with exercise prices denominated in INR under prior group stock option plans, the exercise price of such option shall be the exercise price in INR as set at the date of the original grant of the options under such prior group stock option plans;

(j)

in respect of any Underwater Options (whether vested or unvested) outstanding as of the Effective Date, each such Underwater Option will, with effect from the Effective Date, lapse and terminate in full, and the relevant Participant will be granted, within five Business Days of the Effective Date, a replacement award using the Conversion Ratio and an exercise price per share that is set using the USD / INR exchange rate on the Effective Date under the New Incentive Plan that will vest as follows, in each case subject to the relevant Participant’s continued employment with the Company or any of its Subsidiaries on the applicable vesting date:

(i)	75% of the replacement award will vest on the 12-month anniversary of the Effective Date;

(ii)	the remaining 25% of the replacement award will vest in two equal instalments of 12.5% each, on the 18-month and 24-month anniversaries of the Effective Date; and

(iii)	any such vested award will remain exercisable until December 31, 2035 (unless such Participant’s employment is terminated for cause, which, for this purpose, shall mean fraud or gross misconduct);

(k)

any Participant who has been granted a replacement award under the New Incentive Plan pursuant to sub-paragraphs (d), (e) or (f) above and who ceases to be employed by the Company or any of its Subsidiaries more than 12 months after the Effective Date (other than cessation for cause, which, for this purpose, shall mean fraud or gross misconduct) shall retain the right to exercise any vested replacement awards until December 31, 2035; and

(l)

for the avoidance of doubt, in respect of any replacement award granted under the New Incentive Plan pursuant to sub-paragraphs (d), (e), (f) or (j), (x) where a Participant ceases to be employed by the Company or any of its Subsidiaries for cause (which, for this purpose, shall mean fraud or gross misconduct), such replacement award will be forfeited and terminate immediately upon the effective date of the Participant’s cessation of employment for cause; and (y) unless otherwise explicitly modified by this Agreement, such replacement awards shall have the same leaver terms as the corresponding original Awards.

4.3

Subject to the limitations in clause (c) above, awards validly exercised under this paragraph between the Court Sanction Order and the Scheme Record Time will be cash settled, and any cash amounts due to the relevant Participants will be paid by payroll subject to necessary withholdings and deductions as required under Applicable Law.

5.	Articles Amendments

The Parties agree that the Company Shareholder Resolution shall include a resolution to amend the Company Articles as follows:

(i)

by the adoption and inclusion of a new article under which any Class A Ordinary Shares issued after the Scheme Record Time as a result of the vesting and/or exercise of Awards under a Company Equity Plan that are not held by CPPIB will be transferred to CPPIB (or as it may direct) for the same consideration as is payable to Cash-Out Shareholders under the Scheme, subject to Applicable Law;

(ii)	variation of the rights of the Class C Shares, the effect of which will be that the Class C shares will have the same, or substantially equivalent, rights to the Class A shares; and

(iii)

by the adoption and inclusion of a new article under which any right to appoint, elect, remove or replace (or to vote for the appointment, election, removal or replacement of) the directors of the Company vests in one or more named entities (the “Appointer(s) ”) appointed by each of CPPIB and each other shareholder in the Company having director appointment in accordance with the terms of the Shareholders’ Agreement (the “Appointer Structure”).

6.	General

The Parties acknowledge that any bonus, vesting, settlement or exercise of Awards, options or other payments described in this Schedule 3 will be subject to the usual deductions for applicable taxes and national insurance or social security contributions, payroll taxes and levies, where such taxes or contributions are required to be withheld by Applicable Law.

Part 2 Employee Matters

1.	Ordinary Course of Business Arrangements

1.1

The Parties acknowledge and agree that, prior to the Effective Date, subject to compliance with clause 9.2(j), the Company may carry out annual (or other periodic) pay reviews, one-off bonus awards, including awards made on hiring, pay negotiations, recruitment and promotion rounds in the ordinary course of business and consistent with past practice in all material respects.

2.	Annual bonus

2.1	The Consortium acknowledges that:

(a)	the Company operates an annual bonus plan that is conditional on financial and/or individual performance for Employees;

(b)

bonus determinations in respect of any financial year ending before the Effective Date will be undertaken by the Company and determined in line with its usual processes to verify and approve bonuses and in accordance with the Remuneration Policy (where applicable) and consistent with the Company’s normal practice, such bonuses shall be paid by the Company or its relevant Subsidiary in cash on the normal bonus payment date;

(c)	in respect of financial year in which the Effective Date occurs:

(i)

bonus determinations for the period from the start of the financial year up to and including the Effective Date will be undertaken by the Company on or around the Effective Date based on existing performance conditions and, provided the relevant individual was a Company Employee on the Effective Date, paid by the Company or its relevant Subsidiary in cash (with no deferral); and

(ii)

bonus determinations for the period from the day after the Effective Date to the end of the relevant financial year will be undertaken shortly after the end of the relevant financial year based on existing performance conditions (or, where existing performance conditions are no longer appropriate after the Effective Date, such performance conditions that are established after the Effective Date consistent with the Company’s normal practice), paid by the Company or its relevant Subsidiary in cash.

Schedule 4

Warranties of the Company

1.	Definitions

1.1	As used in this Schedule 4, the following terms have the following meanings:

“Anti-Bribery Laws” means, in each case to the extent that they have been applicable to a Group Company at any time prior to the date of this Agreement: (i) the UK Bribery Act 2010; (ii) the U.S. Foreign Corrupt Practices Act of 1977 (as amended); (iii) any applicable law, rule, or regulation promulgated to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, signed on 17 December 1997; (iv) the (Indian) Prevention of Corruption Act, 1988, the Bharatiya Nyaya Sanhita, 2023, the (Indian) Prevention of Money Laundering Act, 2002 and any other Applicable Law which prohibits the conferring of any gift, payment or other benefit on any Person or any officer, employee, agent or adviser of such Person or which has prevention of corruption money laundering, and bribery as its objective; and (v) any other applicable law, rule or regulation of similar purpose and scope in any jurisdiction, including books and records offences relating directly or indirectly to a bribe;

“Applicable Accounting Standards” means UK-adopted international accounting standards within the meaning of section 474(1) of the Companies Act 2006, as supplemented by the requirements of all relevant laws and regulations as applicable at the Company Accounts Date;

“Applicable Date” means 24 August 2021;

“Associated Person” has the meaning given in paragraph 11.1 of this Schedule 4;

“Business” means the business of the Group Companies as conducted by it on the date of this Agreement and from time to time thereafter;

“Business Information” means drawings, formulae, test results, reports, project reports and testing, operation and manufacturing procedures, shop practices, instruction and training manuals, tables of operating conditions, market forecasts, specifications, data, quotations, tables, lists and particulars of customers and suppliers, marketing methods and procedures, technical literature and brochures and any other technical, industrial and commercial information and techniques in any tangible form (including, but not limited to paper, electronically stored data, magnetic media, microfiche, film and microfilm);

“CEA” shall mean the Central Electricity Authority;

“Change of Control Transaction” means any of the following:

(a)

in respect of the Company or ReNew Private Limited, a change in the direct ownership or control, or in respect of any other Group Company, a change in indirect ownership or control of that Group Company; or

(b)	completion of the Transaction and/or implementation of the Scheme; or

(c)	any delisting of any of the Company’s Equity Securities from trading on Nasdaq; or

(d)	any re-registration of the Company as a private company (or any other similar take-private transaction);

“Company Accounts Date” means:

(a)	in respect of the 2026 Company Accounts, March 31, 2026 (the “2026 Company Accounts Date”);

(b)	in respect of the 2025 Company Accounts, March 31, 2025 (the “2025 Company Accounts Date”); and

(c)	in respect of the 2024 Company Accounts, March 31, 2024.

“Company SEC Documents” means all reports schedules, forms, statements, prospectuses, registration statements, certifications and other documents (including any exhibits and schedules thereto and other information incorporated therein) required to be filed with or furnished to the SEC by the Company (as supplemented, modified or amended since the time of filing) since the Applicable Date;

“Consultant” means any person engaged by any Group Company under a contract for services, who is in business on their own account;

“Documents” has the meaning given in paragraph 2.2 of this Schedule 4;

“Employee” means an employee of any Group Company;

“Environment” means all or any of the following media (alone or in combination): air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); water (including water under or within land or in drains or sewers); soil and land and any ecological systems and living organisms supported by these media;

“Environmental Authority” means any legal person or body of persons (including any government department or government agency or court or tribunal) having jurisdiction to determine any matter arising under Environmental Law and/or relating to the Environment;

“Environmental Law” means all applicable laws, statutes, regulations, statutory guidance notes and final and binding court and other tribunal decisions of any relevant jurisdiction whose purpose is to protect, or prevent pollution of, the Environment or to regulate emissions, discharges or releases of Hazardous Substances into the Environment, or to regulate the use, treatment, storage, burial, disposal, transport or handling of Hazardous Substances, and all by-laws, codes, regulations with any of therein, decrees or orders issued or promulgated or approved under or in connection with any of them, including the Environment Protection Act, 1986, Water (Prevention and Control of Pollution) Act, 1974, the Air (Prevention and Control of Pollution) Act, 1981, Hazardous and Other Wastes (Management and Transboundary Movement) Rules, 2016;

“Environmental Permit” means any licence, approval, authorisation, permission, notification, waiver, order or exemption which is issued, granted or required under Environmental Law which is required for the operation of the business of the Group as currently being operated and has been operated in the five (5) years before the date of this Agreement;

“Existing Encumbrance” means the Encumbrance created or to be created by the Group Companies in connection with the Existing Indebtedness or Joint Venture Agreements;

“Existing Indebtedness” means the Indebtedness of the Group Companies existing as on the date of this Agreement, and shall include, for the avoidance of doubt, loans to be disbursed under agreements which have already been executed as on the date of this Agreement and any Indebtedness incurred by any special purpose vehicle or other Group Company entity (howsoever structured) through which the proceeds of such Indebtedness have been on-lent or otherwise passed on to a Group Company incorporated in India;

“GIB Orders” shall mean the judgment of the Supreme Court dated April 19, 2021 passed in M.K. Ranjitsinh & Ors. v. Union of India and Ors., W.P. (C) No. 838 of 2019, the orders of the Supreme Court dated April 21, 2022, March 21, 2024 and December 19, 2025;

“Government Official” means employees of any branch of central, state, local or foreign government, including persons holding a legislative, administrative or judicial position, tax officials and government inspectors; employees or officers of state-owned or state-controlled commercial enterprises including public sector banks; police officers or members of the armed forces of any country; candidates for public office; political parties and officials of political parties; or employees or officers of international organizations such as the World Bank. This definition also includes family members and business associates of any of the foregoing Government Officials;

“Hardware” means any and all (a) computer, telecommunications and network equipment; (b) operation user manuals; (c) maintenance manuals; and (d) associated documentation (but not including Software);

“Hazardous Substances” means any wastes, pollutants, contaminants and any other natural or artificial substance (whether in the form of a solid, liquid, gas or vapour) which is capable of causing harm or damage to the Environment or a nuisance to any person;

“Indian Foreign Exchange Regulations” means the Foreign Exchange Management Act, 1999 and the rules and regulations made thereunder, including but not limited to the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, the Foreign Exchange Management (Overseas Investments) Rules, 2022 and the extant Consolidated Foreign Direct Investment Policy and various press notes issued and in effect by the Department for Promotion of Industry and Internal Trade from time to time and shall include any regulations preceding the aforesaid regulations;

“Intellectual Property” means patents, utility models, trade marks, service marks, trade and business names, registered designs, design rights, copyright and neighbouring rights, database rights, domain names, semi-conductor topography rights and rights in Business Information, inventions, Software, trade secrets, confidential information of all kinds and other similar proprietary rights which may subsist in any part of the world and whether registered or not, including, where such rights are obtained or enhanced by registration, any registration of such rights and rights to apply for such registrations;

“IT Contracts” means any material agreements, arrangements or licences relating to IT Systems or IT Services, including all hire purchase contracts or leases of Hardware owned or used by a Group Company, licences of Software owned or used by a Group Company and other IT procurement;

“IT Services” means any services relating to the IT Systems or to any other aspect of a Group Company’s data processing or data transfer requirements, including facilities management, bureau services, hardware maintenance, software development or support, consultancy, source code deposit, recovery and network services;

“IT Systems” means Hardware, Software, communications networks, telephone switchboards, micro-processors and firmware and other information technology equipment which in each case are owned or used by a Group Company;

“Leased Properties” means the leased land and premises currently leased, used or occupied by the Group Companies;

“Licences” has the meaning given in paragraph 12.1 of this Schedule 4;

“Management Accounts” means the quarterly unaudited consolidated accounts filed with the SEC relating to the Company for the period after 31 March 2025;

“Owned Properties” means the land and premises currently owned, used or occupied by the Group Companies;

“Properties” means the Owned Properties and Leased Properties;

“Registered Intellectual Property” means Patents, registered Marks, domain name registrations (and applications for any of the same), owned, used or held for use by a Group Company that are registered or the subject of an application for registration;

“Software” means any and all computer programs in both source and object code form, including operating system and applications, software, implementations of algorithms, computerised databases, development tools, design tools, user interfaces and program interfaces and all documentation relating to the foregoing; and

“Worker” means an employee, director, officer or worker directly employed by any Group Company.

Except for paragraph 4.3, no reference to “Group Company” or “Subsidiary” in this Schedule shall include 3E SA/NV or any of its subsidiaries or subsidiary undertakings.

2.	Incorporation and Authority

2.1

Each Group Company has been duly incorporated or formed and is validly existing under the laws of its place of incorporation or formation and has full power to carry on its business as it is carried on at the date of this Agreement.

2.2

The Company has full power and authority to enter into and perform this Agreement and all other documents executed by the Company in relation to the Transaction and/or the Scheme (together, the “Documents”), each of which is valid and legally binding and constitutes (when executed) valid and legally binding obligations on the Company in accordance with the Documents’ respective terms. The execution, delivery and performance by the Company of the Documents, the consummation of the Transaction by the Company and the performance by the Company of its obligations under the Scheme will not constitute a breach of any Applicable Laws or regulations in any relevant jurisdiction or result in a breach of or constitute a default or otherwise be prohibited under: (i) any provision of its articles of association, by laws or equivalent constitutional documents of any Group Company; (ii) any authorizations, approvals, Order, judgment, decree or decision of any court or governmental authority in any jurisdiction, or will result in any authorization or approval being revoked, suspended, cancelled or varied or not renewed; or (iii) any agreement or instrument to which any Group Company is a party or by which it is bound, other than, in the case of clauses (ii) and (iii), such breaches that, individually or in the aggregate, would not have a Company Material Adverse Effect.

2.3

The execution, delivery and performance by the Company of its obligations under the Documents, the consummation of the Transaction by the Company and the performance by the Company of its obligations under the Scheme will not require any Group Company to obtain any consent, waiver or approval of, or give any notice to or make any registration or filing with, any Governmental Authority which has not been obtained or made at the date of this Agreement on a basis both unconditional and which cannot be revoked, provided that this paragraph 2.3 shall not extend to (i) those consents, waivers or approvals referred to in the Conditions in Schedule 1; (ii) the Identified Clearances referred to in Schedule 2; (iii) any applicable requirements of the 1933 Act, the 1934 Act and any other applicable US state or federal securities laws or pursuant to the rules of Nasdaq; or (iv) any other actions or filings the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

2.4	At a meeting of the Special Committee duly called and held prior to the date of this Agreement, the Special Committee unanimously resolved to make the Special Committee Recommendation.

2.5	The copies of the constitutional documents of each Material Group Company provided in the 1.3.6.51 Data Room are complete and accurate copies of such constitutional documents.

2.6	The constitutional documents of each Group Company are in full force and effect on the date of this Agreement.

3.	Capitalisation

3.1

All outstanding Class A Ordinary Shares are duly authorised and validly issued, fully paid or credited as fully paid, not issued in violation of any pre-emptive rights, rights of first refusal, subscription rights or similar rights of any Person and were, when issued, free from all Encumbrances.

3.2

As at the date of this Agreement, the Company has not agreed or committed to give or create any Encumbrance over or affecting the Class A Ordinary Shares and no claim has been made by any person to be entitled to any such Encumbrance.

3.3	As at close of business on the second Business Day preceding the date of this Agreement, there were:

(a)	284,895,676 Class A Ordinary Shares in issue (of which 38,698,288 are held in treasury);

(b)	66,658,935 outstanding awards under the Company Equity Plans covering an aggregate of 66,658,935 Class A Ordinary Shares;

(c)	1 Class B Ordinary Shares in issue;

(d)	118,363,766 Class C Ordinary Shares in issue;

(e)	1 Class D Ordinary Shares in issue;

(f)	50,000 Preference Shares; and

(g)	18,526,753 Company Warrants.

3.4	Other than as set out in paragraph 3.3 of this Schedule 4, as at the date of this Agreement, there are no issued or outstanding Class A Ordinary Shares or other Equity Securities of the Company.

4.	The Group

4.1	The particulars of each Group Company set out in document 2.4.11 in the Project P2 Data Room are accurate, up to date in all respects and materially complete.

4.2

Document 2.4.11 in the Project P2 Data Room sets forth, as at the date of this Agreement: (i) each Subsidiary and the ownership interest of the Company in each Subsidiary; and (ii) any other Person in which the Company or any of its Subsidiaries own capital stock or other equity interest.

4.3

Materially complete and accurate details of all Equity Securities in the capital of each Subsidiary are set out in the Company Disclosure Letter and / or the Data Room. Such Equity Securities which are identified as owned by a Group Company are: (i) legally and beneficially owned by Group Companies; (ii) fully paid-up and validly issued in compliance with Applicable Laws; and (iii) free from all Encumbrances other than the Existing Encumbrances. Save for the Existing Indebtedness or the Joint Venture Agreements, there is no agreement or commitment to give or create any Encumbrance over or affecting the Equity Securities of any Subsidiary.

4.4

There are no agreements or commitments outstanding which call for or give to any Person the right to call for the issue or purchase of any Equity Securities, debentures or other securities of the Company or Renew Private Limited. Except for the Joint Venture Agreements, there are no agreements or commitments outstanding which call for or give to any Person other than a Group Company the right to call for the issue or purchase of any Equity Securities, debentures or other securities of any Subsidiary. Except for the Joint Venture Agreements, there are no ongoing agreements or contracts which entitle a Person other than a Group Company to any Equity Securities in any Group Company.

4.5

Except for obligations under the Joint Venture Agreements, there are no outstanding obligations of the Company or ReNew Private Limited to repurchase, redeem or otherwise acquire any Class A Ordinary Shares or other Equity Securities of the Company or ReNew Private Limited, other than the Company Warrants. Except for obligations under the Joint Venture Agreements, there are no material outstanding obligations of any Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary, except where such repurchase, redemption or acquisition relates to Equity Securities in a wholly owned Group Company by another wholly owned Group Company.

4.6

None of the financing documents executed by the Group Companies, wherein any debt is currently outstanding, contain terms permitting conversion of the relevant financing facility or outstanding liability into Equity Securities or share capital of the relevant Group Company, except in cases of an event of default.

4.7

There are no arrangements with respect to the voting of any Equity Securities to which the Company or ReNew Private Limited is a party or by which the Company or ReNew Private Limited is bound, which grants dividend, management, operational or voting rights in the Company or ReNew Private Limited to any Person, other than to the shareholders. Except for arrangements under the Joint Venture Agreements, there are no material arrangements with respect to the voting of any Equity Securities to which a Subsidiary is a party or by which a Subsidiary is bound, which grants dividend, management, operational or voting rights in a Subsidiary to any Person, other than to the shareholders.

4.8

No Group Company constitutes an investing company or investment or holding company for the purposes of the Indian Foreign Exchange Regulations, and, so far as the Company is aware, no Group Companies has received any written notice indicating that any Group Company may be considered an investing company or investment or holding company for the purpose of the Indian Foreign Exchange Regulations.

4.9

The Group Companies do not meet the requirements of a “Core Investment Company” under the Core Investment Companies (Reserve Bank) Directions, 2016 issued by the Reserve Bank of India (“CIC Directions”) and no Group Company has received any written notice indicating that any Group Company may be considered a “Core Investment Company” under the CIC Directions.

4.10

The Group Companies have not been classified as or satisfied the conditions/test of a non-banking financial company prescribed by the Reserve Bank of India under the Applicable Laws and the Group Companies have not received any written notice indicating that the Group Company may be classified as or satisfy the conditions of a non-banking financial company.

5.	Information

5.1	The information contained in this Agreement and the Company Disclosure Letter is complete and accurate in all material respects as at the date of this Agreement.

5.2

The information made available to the Consortium in the Data Rooms was and remains complete in all material respects as at the date of this Agreement and accurate in all material respects as at the date on which such information was made available.

6.	Contracts

6.1

In this paragraph 6 references to “contract” include any agreement, arrangement, obligation, understanding or commitment, in writing, but excluding any contract entered into between members of the Group on an arm’s-length basis and references to “material” shall mean a value of 50 million dollars (USD $50,000,000) or more or (if lower or not applicable) otherwise material to the business, prospects, profits or assets of the Group, taken as a whole.

6.2

Except: (i) to the extent specifically Disclosed; (ii) to the extent that a provision has been made in the Company Accounts; or (iii) for liabilities under the Joint Venture Agreements, no Group Company has any material liabilities (actual or contingent) under any material contract to which it is a party in respect of: (i) any sale and purchase agreement relating to Equity Securities, a business or any material asset of any Group Company; or (ii) any agreement in respect of any re-organisation of any Group Company or any reduction of capital of any Group Company.

6.3

Except for the Joint Venture Agreements, the Existing Encumbrances and any guarantee, mortgage, charge, pledge lien or other security agreement or arrangement that would not, individually or in the aggregate, be material to the Group, taken as a whole, no guarantee, mortgage, charge, pledge, lien or other security agreement or arrangement has been given or entered into by any person other than a Group Company in respect of any obligations of a Group Company (including in respect of borrowings).

6.4

No guarantee, mortgage, charge, pledge, lien or other security agreement or arrangement has been given or entered into by a Group Company in respect of any obligations of another person (other than another Group Company) (including in respect of borrowings) except any guarantee, mortgage, charge, pledge lien or other security agreement or arrangement that would not, individually or in the aggregate, be material to the Group, taken as a whole.

6.5

No Group Company is a party to or has any liability (actual or contingent) that is material to the Group, taken as a whole, under any guarantee, indemnity or letter of credit, or any leasing (except for Leased Properties), rental, hire purchase or credit sale agreement, other than any guarantee or indemnity provided by the Group Companies in connection with the Existing Indebtedness as Disclosed in the Company Disclosure Letter and or any guarantee or indemnity that would not, individually or in the aggregate, be material to the Group, taken as a whole.

6.6

No Group Company has given any indemnity, guarantee or warranty, or made any representation, in respect of goods or services supplied or to be supplied except any indemnity, guarantee or warranty or making of any representation that would not, individually or in the aggregate, be material to the Group, taken as a whole.

6.7

Except as would not, individually or in the aggregate, be material to the Group, taken as a whole, each of the Material Contracts to which a Group Company is a party is in full force and effect. The Company has not, and to the best of the knowledge of the Company, no Subsidiary has, received any notice in writing claiming any breach of any such Material Contract nor has any allegation in writing of any breach or invalidity been made or received by any Group Company, and no event of default has occurred under any Material Contract. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no notice of an event of default or breach under, or termination of, any Material Contract has been served or received by the Company or, to the best of the knowledge of the Company, any Subsidiary, and there are no grounds for the termination, rescission, avoidance or repudiation of any such Material Contract and there has been no allegation in writing of any such grounds, in each case which would be material to the Group, taken as a whole.

6.8	No Group Company is a party to a Material Contract which is, or was, not entirely of an arm’s length nature.

6.9

Other than Rothschild & Co, no person is entitled to receive from any Group Company any finder’s fee, brokerage or commission in connection with any of the transactions contemplated by this Agreement. A true and accurate copy of the engagement letter between the Company and Rothschild & Co has been provided to the Consortium.

6.10

The Group Companies have not assigned (other than in favour of another Group Company) to or waived any of their rights under any Material Contract, other than any rights that would not, individually or in the aggregate, be material to the Group, taken as a whole. There are no material payment obligations which are due but unpaid under any of the Material Contracts to which a Group Company is a party other than any obligations that would not, individually or in the aggregate, be material to the Group, taken as a whole. The Company has not been suspended or barred from bidding on contracts with any Governmental Authority, and no such suspension or bar has been initiated in writing or threatened in writing to be initiated.

6.11

As at the date of this Agreement, there are no pending payment delays in excess of 15 million dollars (USD $15,000,000) under any single power purchase agreement (or other project documentation) to which a Group Company is party.

6.12	In the three (3) years immediately preceding the date of this Agreement:

(a)

there have been no liquidated damages in excess of ten million dollars (USD $10,000,000) imposed on any party under any power purchase agreement (or other project documentation) to which a Group Company is party for any project operated by any Group Company;

(b)

there have been no material adverse changes in the tariff set out in any power purchase agreement (or other project documentation) to which a Group Company is party for any project operated by any Group Company; and

(c)

other than the power purchase agreement dated August 6, 2021 entered into between ReNew Surya Roshni Private Limited and Solar Energy Corporation of India Limited, no project operated by any Group Company pursuant to any power purchase agreement to which a Group Company is party has been materially downsized by more than five per cent. (5%) from the capacity proposed in any power purchase agreement and no material power purchase agreement has been terminated.

except, in each case under clauses (a)-(c) above, would not, individually or in the aggregate, have a Company Material Adverse Effect.

6.13

In the twelve (12) months immediately preceding the date of this Agreement, there have been no liquidated damages in excess of five million dollars (USD $5,000,000) imposed on any party under any power purchase agreement (or other project documentation) to which a Group Company is party for any project operated by any Group Company.

6.14

Document 2.4.6.2 in the Project P2 Data Room contains complete and accurate, except for de minimis inaccuracies, particulars of all of the PPAs entered into by the Group as at 10 October 2025. Document 2.4.6.1 in the Project P2 Data Room contains complete and accurate particulars of all of the letters of award (or equivalent) entered into by the Group as at 10 October 2025.

7.	Trading

7.1

No customer or supplier of any Material Group Company which accounts for five per cent. (5%) or more by value of such Material Group Company’s annual supply or sales, or which is otherwise material in the context of the Company and the Subsidiaries taken as a whole, as the case may be, has during the twelve (12) months immediately preceding the date of this Agreement ceased, reduced or to the knowledge of the Company, indicated an intention to cease or reduce, or changed the terms of or indicated an intention to change the terms of, its trading with or supplies to such Material Group Company.

7.2	No Group Company carries on business under any name other than its own corporate name.

8.	Compliance with Laws

8.1

Since the Applicable Date, each Group Company has carried out its business and dealt with its assets in accordance with, and has complied with, all Applicable Laws in all material respects in all relevant jurisdictions except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

8.2

Since the Applicable Date, no transactions which any Group Company has entered into are or could be liable to be set aside on the basis that they amounted to a transfer at an undervalue by or to a Group Company or on the basis of a Group Company’s failure to meet any test (whether relating to its net asset position or otherwise) for determining their validity applicable in any relevant jurisdiction or otherwise except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

8.3

The statutory books and registers of each Group Company have been properly kept, are up-to-date and contain complete and accurate details of all matters required by Applicable Laws to be entered in them, in each case in all material respects. No notice or indication that any of them is incorrect or should be rectified has been received by any Group Company except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

8.4

Each Group Company has operated its projects in all respects in compliance with the requirements of the Approved List of Models and Manufacturers (ALMM) Order 2021 since such requirements came into effect and to the extent such projects are subject to the relevant requirements, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. So far as the Company is aware, there is no pending or expected regulatory action that would make any such project operated by any Group Company subject to its (ALMM Order’s) requirements.

8.5

Since the Applicable Date, no Group Company has received any notice of a violation or breach under the Applicable Laws from any Governmental Authority, except where such notice has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect.

9.	SEC Filings

9.1

Since the Applicable Date, the Company has timely filed with or furnished to the SEC all Company SEC Documents. Accurate and complete copies of all Company SEC Documents are publicly available on the EDGAR database of the SEC. Where the foregoing has not been made available on EDGAR, the Company has made available to the Consortium accurate and complete copies of all material correspondence since the Applicable Date between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other hand, including all comment letters from the staff of the SEC relating to the Company SEC Documents received by the Company, whether or not resolved, and all written responses of the Company thereto.

9.2

So far as the Company is aware, no Subsidiary is, or since the Applicable Date has been, required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

9.3

As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished since the Applicable Date complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will comply, in all material respects with the applicable requirements of Nasdaq, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

9.4

The Company is, and has at all times since the Applicable Date, in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, as amended and the applicable listing and corporate governance rules, regulations and requirements of Nasdaq except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

9.5

As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished since the Applicable Date did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents, and so far as the Company is aware, none of the Company SEC Documents is the subject of an ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.

9.6

The Company maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that provide reasonable assurance that all material information required to be disclosed in the Company’s reports filed under the 1934 Act is recorded, processed, summarised and reported within the time periods specified in the rules and forms of the SEC and that all such material information is accumulated and communicated to the Company’s management as appropriate. Such disclosure controls and procedures are effective in alerting the Company’s management to material information required to be included in the Company’s periodic and current reports required under the 1934 Act, and except as already disclosed in the relevant filings, there have been no material weaknesses or significant deficiencies in such controls except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

9.7

Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1934 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

9.8

The Company has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 of the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with IFRS. The Company has disclosed, based on its most recent evaluation of internal control prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies in the design or operation of internal control which could adversely affect in any material aspect the Company’s ability to record, process, summarise and report financial data and any material weaknesses in internal control and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal control.

9.9

The Company is not a party to, nor does it have any obligation or other commitment to become party to, “off-balance sheet arrangements” (as described in Form 20-F) where the result, purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company SEC Document.

9.10

As of the date of this Agreement, there are no outstanding loans or other extensions of credit in excess of five-hundred thousand dollars (USD $500,000) made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.

9.11

Since the Applicable Date, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all annual certifications required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and the statements contained in such certifications are complete and correct as of their respective dates.

9.12

There are no contracts between the Company or any of its Subsidiaries, on the one hand, and any other person (other than the Company and its Subsidiaries), on the other hand, that would be required to be disclosed under Item 7 of Form 20-F that are not appropriately disclosed in the Company SEC Documents.

10.	Foreign Investment

Any Group Company incorporated in India is engaged in activities that permit one hundred per cent. (100%) foreign direct investment in such Group Company under the automatic route with no lock in restrictions or minimum capitalisation norms under the Indian Foreign Exchange Regulations. No Group Company is engaged in or carrying out any business in which foreign direct investment is restricted under the Indian Foreign Exchange Regulations.

11.	Anti-Bribery and Improper Payments

11.1

No Group Company nor, so far as the Company is aware, any of its or their respective directors, officers, employees, agents, representatives (each, an “Associated Person”) has, since the Applicable Date, breached any Anti-Bribery Laws or any applicable anti-money laundering law, rule or regulation or any books and records offences relating to a bribe or:

(a)

offered, given, promised to give or authorized the giving of a financial or other advantage, including cash, gifts, entertainment or anything of value, to a Government Official or another person intending the advantage to induce or reward improper performance of a relevant function or activity, or knowing or believing that acceptance of the advantage itself constituted such improper performance or, in the case of a Government Official, intending to influence that person in his official capacity and to obtain or retain business, or a business advantage, or do or omit to do any act in violation of their duties, in each case including making or receiving any bribe, rebate, pay-off, influence payment, kick-back or other contribution or gifts contrary to Anti-Bribery Laws; or

(b)

failed to prevent Associated Persons from making or receiving any bribe, rebate, pay-off, influence payment, kick-back or other contribution or gifts contrary to Anti-Bribery Laws in order to obtain or retain business or a business advantage.

11.2

Each Group Company maintains and regularly keeps under review on an ongoing basis adequate written anti-corruption procedures and internal accounting controls which are sufficiently designed to provide reasonable assurance that the relevant Group Company and its respective directors, officers and employees have complied with all applicable Anti-Bribery Laws in all material respects.

11.3

No Group Company has retained any material intermediaries, representatives or other agents to act on their behalf without first conducting an appropriate due diligence review with respect to such proposed intermediary, representative or other agent for the purpose of ensuring compliance with Anti-Bribery laws and anti-money laundering laws, rules and regulations in all material respects.

12.	Licences

12.1

The Group Companies are, as of the date of this Agreement, in possession of all regulatory and commercial licences, approvals, registrations, consent, permits and other authorisations that are material to the business of the Group and required to be obtained by the Group Companies (the “Licences”) to carry on and conduct the Business as it has been and is currently conducted, except for Licenses whereby the failure to obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

12.2

Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Licence is in full force and effect and unconditional or subject only to conditions that have been satisfied or will be satisfied within the timelines stipulated under the relevant Licences. No expenditure or work is or will be required to comply with, maintain or obtain the renewal of any Licence and there are no grounds for the suspension, cancellation, variation, revocation, termination or non-renewal of any Licence, except, in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

12.3

So far as the Company is aware, no Change of Control Transaction will result in the suspension, cancellation, variation, revocation, termination or non-renewal of any Licence or give rise to a right to suspend, cancel, vary, revoke, terminate or not renew any Licence, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

13.	Ownership of Assets, Facilities and Services

13.1

All material assets used by any Group Company for or in connection with its business, or which are required for the continuation of the business of the Group both as it is currently conducted and as it has been conducted in the six (6) months prior to the date of this Agreement (including the solar and wind power plants owned by each Group Company) are solely legally and beneficially owned or leased by a Group Company with good and full title and all rights attaching to them, except, in each case as would not, individually or in the aggregate, be material to the Group, taken as a whole.

13.2

All material assets referred to in paragraph 13.1 are disclosed in the Company Accounts, except for any asset acquired, sold, realised or applied in the ordinary course of business since the 2025 Company Accounts Date. Each material asset referred to in paragraph 13.1 capable of possession is in the possession of a Group Company.

13.3

The facilities and services to which each Group Company has a contractual right include all facilities and services which are required for the continuation of the business of the Group both as it is currently conducted and as it has been conducted in the six (6) months prior to the date of this Agreement in all material respects.

For the avoidance of doubt, the “assets” referred to in this paragraph 13 shall not include any land, real estate or real properties.

14.	Plant and Machinery

14.1

All plant and machinery (including fixed plant and machinery), vehicles and office equipment used by any Group Company and material to the business of the Group are, subject to normal wear and tear, in good repair and condition, are properly maintained and in reasonable working order having regard to their age and use and are capable of being used safely and efficiently in connection with the business of the relevant Group Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No material plant or machinery is obsolete or in need of renewal or replacement.

15.	Finance Arrangements

15.1	No Group Company is party to, benefits from, or has any obligations under any cash pooling arrangement whether physical, notional, formal or informal.

15.2	To the best of the knowledge of the Company, no Group Company is party to, or has any obligations under, any off-balance sheet financing arrangement.

15.3

All necessary, desirable and appropriate recordings, registrations and filings have been made in all appropriate public offices, and all clearances, approvals have been obtained and all actions have been taken for creation, perfection, maintenance and effectiveness of the Existing Encumbrances as, and to the extent, required, as per the terms of the corresponding Existing Indebtedness and under the laws of the applicable jurisdictions, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

16.	Debts Owed by Group Companies

16.1

Complete and accurate details of all material Indebtedness (except for intra-group material Indebtedness) as of 30 June 2026 of each Group Company and complete and accurate copies (including of any amendments or supplements) of all facility agreements and, to the extent that a sanction letter prevails over the facility agreement to which it relates in the event of an inconsistency, sanctions letters, for Indebtedness in relation to amounts borrowed by a Group Company (including the amounts and terms of the borrowings) in excess of two hundred million dollars (USD $200,000,000) are set out at document 2.4.12 in the Project P2 Data Room.

16.2

The amount borrowed by each Group Company under any financial facility does not exceed the amount stated in the relevant financial facility and the total amount of the borrowings of each Group Company does not exceed any limitations on the borrowing powers set out in its articles of association, by-laws or equivalent constitutional documents.

16.3

Except for intra-group debts, there are no financial debts in excess of twenty million dollars (USD $20,000,000) owing by any Group Company which are outstanding and due and remain unpaid for more than 60 days from its due date for payment.

16.4

So far as the Company is aware, no demand or notice to repay has been received under any material borrowing or financial facility, and no event has occurred or been alleged which is, or which may become or result in, an event of default, an early repayment or a material breach of the terms of or under any material borrowing or financial facility of any Group Company.

17.	Debts Owed to Group Companies

17.1

Complete and accurate details of all outstanding loans or credit advances made by any Group Company to any third party (other than a Group Company) which are material to the business of the Group have been disclosed in the Company Accounts and/or the Management Accounts.

17.2

No Group Company has lent or agreed to lend any money (except to a Group Company) which has not been repaid to it when due and there are no debts owing to any Group Company (except from a Group Company) other than debts that have arisen in respect of trading and in the ordinary course of business or debt which would not, individually or in the aggregate, have a Company Material Adverse Effect.

18.	Powers of Attorney

Other than in the ordinary course of business, no Group Company has given any power of attorney or other authority (express, implied or ostensible) which is still in force to any person to enter into any contract or commitment on its behalf other than the power of attorneys entered by the Group Companies in relation to Existing Encumbrances.

19.	Litigation and Investigations

19.1

Except as disclosed in the Company Accounts, no Group Company has, as on the date of this Agreement, engaged in any litigation, arbitration, mediation or other legal proceedings (whether as plaintiff, defendant or otherwise), except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No material litigation, arbitration, mediation or other legal proceedings are pending or threatened in writing by or against a Group Company, and, so far as the Company is aware, there are no circumstances likely to give rise to any such proceedings, except in each case as would not, individually or in the aggregate, be material to the Group, taken as a whole.

19.2

So far as the Company is aware, no Group Company is the subject of any material investigation, enquiry or enforcement proceedings by any governmental or other body, and , no material investigations, enquiries, or enforcement proceedings are pending or threatened, except in each case as would not, individually or in the aggregate, be material to the Group, taken as a whole.

19.3

So far as the Company is aware, no director or employee of any Group Company is engaged in or subject to any of the matters referred to in paragraphs 19.1 and 19.2 for which any Group Company may be liable.

19.4

No Group Company is affected by any existing or pending material judgments or rulings, orders or decrees of any court or governmental authority or any expert determination or arbitral award, except as would not, individually or in the aggregate, be material to the Group, taken as a whole.

20.	Insurance

20.1

All insurance policies maintained by or covering each Group Company are, in full force and effect, none are void or voidable, no claims are outstanding, no event has occurred which might give rise to any material claim and all premiums due and payable have been paid, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

20.2	During the two (2) years immediately preceding the date of this Agreement, no individual insurance claim in excess of fifteen million dollars (USD $15,000,000) has been made by any Group Company.

20.3	No Group Company is a self-insurance or captive insurance company.

21.	Insolvency

21.1	No Group Company is insolvent under the insolvency laws of any jurisdiction applicable to it or is unable to pay, or has stopped paying, its debts as they fall due.

21.2

No order has been made or resolution passed for the winding up of any Group Company and no provisional liquidator has been appointed in respect of any of them. No petition has been presented or meeting convened for the purposes of insolvency resolution or winding up any Group Company, including any proceedings the Insolvency and Bankruptcy Code, 2016, no moratorium has been obtained and so far as the Company is aware, no step has been taken to initiate any process by or under which the ability of the creditors of a Group Company to take any action to enforce their debts is suspended, restricted or prevented, or some or all of the creditors of a Group Company accept, by agreement or pursuant to a court order or any ruling by a competent body, an amount less than the sums owing to them in satisfaction of those sums. So far as the Company is aware, no Group Company has become subject to any analogous event, proceedings or arrangements under the laws of any applicable jurisdiction or other process which could lead to a Group Company being dissolved and its assets being distributed.

21.3

No insolvency resolution professional, administrator, administrative receiver or any other receiver, monitor or manager has been appointed by any person in respect of any Group Company or all or any of its assets and so far as the Company is aware, no steps have been taken (or any notice of intention issued) to initiate any such appointment. So far as the Company is aware, no analogous appointments have been made or initiated under the laws of any applicable jurisdiction for the management of the affairs, business or assets of a Group Company.

22.	Company Accounts

22.1	The Company Accounts have been prepared in accordance with the Applicable Accounting Standards.

22.2

Each of the Company Accounts give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as a whole at the relevant Company Accounts Date and in the financial periods to which they relate.

22.3

No material change has been made to the accounting policies, or to any other accounting treatment (including, for the avoidance of doubt, any estimation techniques or approaches to the exercise of accounting discretion or judgment), of any Group Company during the three (3) years prior to the 2025 Company Accounts Date, unless made in accordance with Applicable Law or disclosed in the Company Accounts.

22.4	The Company Accounts include provision or disclosure in accordance with the relevant generally accepted accounting principles for all known material liabilities (whether actual or contingent).

22.5

Except to the extent disclosed in the Company Accounts or as would not, individually or in the aggregate, be material to the Group, taken as a whole, the Company Accounts are not affected by any unusual or non-recurring item or by any other factor that makes the Company Accounts unusual or misleading in any material respect.

22.6

The accounting and other records of each Group Company are up-to-date and have been fully, properly and accurately maintained, in each case in all material respects, and are in the possession of the relevant Group Company.

22.7

There are no liabilities, whether actual or contingent, of the Group Companies other than: (i) liabilities disclosed or provided for in the 2026 Company Accounts; (ii) liabilities incurred in the ordinary and usual course of business since the 2026 Company Accounts Date; (iii) liabilities disclosed in this Agreement; (iv) liabilities disclosed in the Management Accounts; or (v) liabilities that would not, individually or in the aggregate, have a Company Material Adverse Effect.

23.	Events Since the Accounts Date

23.1	Since the date of the last Management Accounts and until the date of the Agreement:

(a)	the business of each Group Company has been conducted in the ordinary course in all material respects;

(b)	there has been no Company Material Adverse Effect;

(c)

no asset of a value in excess of ten million dollars (USD $10,000,000) has been acquired or disposed of by any Group Company other than in the ordinary course of business, nor has there been any agreement to acquire or dispose of any such asset, in each case other than in relation to any acquisition or disposal already notified to the Company Board;

(d)

no liability (actual or contingent) has been incurred by or arisen in relation to any Group Company which is either material and unquantifiable or of an amount in excess of fifty million dollars (USD $50,000,000);

(e)	no dividend or other distribution in excess of ten million dollars (USD $10,000,000) has been, or has agreed to be, declared, made or paid by any Group Company; and

(f)	other than in connection with the Company Equity Plans, neither the Company nor ReNew Private Limited has issued or agreed to issue any share capital.

24.	Management Accounts

Except as expressly disclosed in the Management Accounts, the Management Accounts have been prepared on a basis consistent with the quarterly accounts of the Company prepared in the two (2) years immediately preceding the date of this Agreement, with all due care and attention and in accordance with the same accounting policies and accounting treatment as the Company Accounts. The Management Accounts give a fair view in all material aspects of the assets, liabilities and profit or loss and cash flow each Group Company and of the Group as a whole are not inaccurate or misleading in any material respect.

25.	Tax

25.1

All material liabilities of each Material Group Company for Tax as at the Company Accounts Date are properly provided for in the Company Accounts in accordance with applicable accounting standards and all Tax for which each Material Group Company is liable or is liable to account has been duly paid (insofar as it ought to have been paid) and each Material Group Company has made all such material withholdings, deductions and retentions of or on account of Tax that it was obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so withheld, deducted and retained, in each case other than Taxes that are being contested by any of the Material Group Companies in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with applicable accounting standards.

25.2

Each Material Group Company has kept and maintained, and has within in its possession and control all material records, invoices, information and documentation which: (i) it is required by law to have kept or maintained in relation to Tax; or (ii) which would be required to enable the Tax position of the Material Group Company to be calculated accurately as at the date of this Agreement; or (iii) would be needed to substantiate any claim made or position that it has taken in relation to Tax, in each case save as could not have a material adverse impact on the Tax position of that Material Group Company.

25.3

No Group Company has within 6 (six) years before the date of this Agreement been involved in any dispute which is material in the context of the Group taken as a whole in relation to Tax with any Taxing Authority. To the knowledge of the Company in relation to each Material Group Company there is no planned investigation, enquiry, audit or visit, in each case of a non-routine nature, by any Taxing Authority.

25.4

No Group Company has received any notice from any Taxing Authority which required or will or may require any Group Company to withhold an amount of or on account of Tax that is material in the context of the Group taken as a whole from any payment made since the 2026 Company Accounts Date or which will be made after the date of this Agreement.

25.5

To the best of the knowledge of the Company, since the date of the last Management Accounts, no event has occurred which has given rise to a material liability to Tax for any Group Company other than a liability to Tax arising from the ordinary course of its business as carried on by any Group Company.

25.6

All returns to be submitted, all information required to be supplied and all material notices and payments required to be made by each Group Company for the purposes of Tax have been submitted, supplied or made on a proper basis, and all such returns, information, notices and payments are correct in all material respects.

25.7

To the best of the knowledge of the Company, no material charge to Tax nor clawback or disallowance of Relief previously given will arise on any Group Company by virtue (whether alone or in conjunction with any other fault or circumstance) of the entering into and/or completion of this Agreement.

25.8

No Material Group Company has within 6 (six) years before the date of the Agreement paid or become liable to pay, nor to the best of the knowledge of the Company are there any circumstances by virtue of which any Material Group Company is likely to become liable to pay, any material penalty, fine, surcharge or amount of interest in connection with any Tax.

25.9

The amount of Tax chargeable on each Group Company during any accounting period ending on or within the 6 (six) years before the 2026 Company Accounts Date has not depended on any material concessions, agreements or other formal or informal arrangements with any Taxing Authority.

25.10

No Group Company has within the 6 (six) years before the date of this Agreement been the subject of a non-routine investigation or non-routine audit or non-routine visit by or involving any Taxing Authority.

25.11

To the best of the knowledge of the Company, no Group Company is liable to pay any amount or make reimbursement or indemnity to any person in respect of any material Tax liability of another person pursuant to the terms of any agreement or arrangement entered into by any Group Company, in each case outside of the ordinary course of its business.

25.12

To the best of the knowledge of the Company, no Material Group Company has been involved in any scheme, arrangement, transaction or series of transactions in which the sole, main, or dominant purpose or one of the main or dominant purposes was (i) the evasion or avoidance of Tax, or (ii) obtaining a Tax advantage and which could reasonably be set aside, recharacterized, or treated as void for that reason.

25.13

Each Group Company is, to the extent that it is required to be registered, a registered person for the purposes of any VAT in any relevant jurisdiction and has never been treated as a member of a group for any such VAT (other than one that includes only other Group Companies).

25.14

Each Group Company has, within the 6 (six) years before the date of this Agreement, complied, in all material aspects, with all statutory provisions, rules, regulations, orders and directions concerning the relevant value added or turnover tax in any relevant jurisdiction.

25.15

Each Group Company is resident for Tax purposes solely in the jurisdiction in which it is incorporated, and no Group Company is or has ever been treated as resident, or as having a taxable permanent establishment or any other taxable presence, in any other jurisdiction for any Tax purpose (including for the purpose of any double Taxation arrangement).

25.16

All stamp duties required to be paid in order to allow a Material Group Company to register or prove title to any material asset owned by it, or enforce or produce in evidence any document evidencing title to such a material asset, have been paid and such documents are duly stamped.

25.17

No Group Company is a party to any transaction or arrangement the terms of which are any different from terms that would exist were the transaction to be entered into by two unconnected parties dealing at “arm’s length” between independent enterprises.

25.18	No person, acting in the capacity of an Associated Person (as defined in section 44(4) of the Criminal Finances Act 2017 (“CFA 2017”)) of any Group Company, has committed:

(a)	a UK tax evasion facilitation offence under section 45(5) of the CFA 2017; or

(b)	a foreign tax evasion facilitation offence under section 46(6) of the CFA 2017.

25.19

Each Group Company has in place (and has for the last 6 years had in place) such prevention procedures (as defined in sections 45(3) and 46(4) of the CFA 2017) as are proportionate to its business risk and are in line with any guidance published from time to time pursuant to section 47 of the CFA 2017 in all material respects.

25.20	No Group Company is, or has been, subject to any law or rule implementing the Pillar 2 Rules.

25.21

To the best of the knowledge of the Company, there are no circumstances or arrangements that have been made or entered into (or are reasonably expected to be made or entered into) which would reasonably be expected to result in the allocation, apportionment or imposition of Pillar 2 Tax on any Group Company for or in respect of any accounting period ending prior to, or current at, completion of the Transaction.

25.22

Each Group Company incorporated in India: (i) is a person resident in India under the Indian Foreign Exchange Regulations and a resident of India under the IT Act; and (ii) holds its investments as “capital assets” as defined under the provisions of the IT Act.

25.23	Each Group Company incorporated in India has utilised GST credit in compliance with applicable laws in all material respects.

25.24

In respect of all restricted securities and restricted interests in securities (in each case, as defined in ITEPA) (“Restricted Securities”) in relation to which a Group Company is the employer and in respect of which the relevant employees are resident for Tax purposes in the United Kingdom, either:

(a)

a valid election under section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) has been made in respect of such Restricted Securities and a copy of all such elections are in the relevant Group Company’s possession or control;

(b)	at least full unrestricted market value was paid by the relevant employees for such Restricted Securities; or

(c)

if and to the extent that full unrestricted market value was not paid by the relevant employees for such Restricted Securities, all Tax for which the relevant Group Company is liable or is liable to account has been duly paid (insofar as it ought to have been paid), in each case other than Taxes that are being contested by the relevant Group Company in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with applicable accounting standards.

26.	Intellectual Property, Confidential Information, Information Technology and Data Protection

26.1	Save for the Registered Intellectual Property, the Group does not have any material Intellectual Property Rights.

26.2

All registration, renewal and other maintenance fees in respect of the Registered Intellectual Property have been paid in full, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

26.3

No material Registered Intellectual Property is being opposed, nor to the best of the knowledge of the Company is any third party seeking its invalidation or revocation, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No Group Company has, in the two years prior to the date of this Agreement, received notice of any opposition to the grant of, or notice of any legal proceedings or claims relating to, any material Registered Intellectual Property, except as would not, individually of in the aggregate, have a Company Material Adverse Effect.

26.4

All Registered Intellectual Property is registered in the name of a Group Company and is valid and enforceable and so far as the Company is aware, there has been no act or omission by a Group Company that would jeopardise its validity, subsistence or enforceability, except as would not, individually of in the aggregate, have a Company Material Adverse Effect.

26.5

The Group owns, or has licences for the use of, all material Intellectual Property Rights required for the operation of the business of the Group as conducted by it on the date of this Agreement and from time to time thereafter, except as would not, individually of in the aggregate, have a Company Material Adverse Effect.

Confidential Information

26.6

Each Group Company has used commercially reasonable efforts to protect its material trade secrets and material confidential information in its possession and, to the best of the knowledge of the Company, has not disclosed any trade secrets or confidential information to any third party except under written terms which provide full protection for such Group Company’s commercial interests.

IT Systems / IT Contracts

26.7

All IT Systems and related data are owned or licensed by a Group Company, are not wholly or partly dependent on any facilities or services not under the ownership and/or control of that Group Company or pursuant to a license arrangement.

26.8

All the IT Contracts are valid and binding. Since the Applicable Date, none of the IT Contracts has been the subject of any breach or default or event which (with notice or lapse of time or both) would constitute a default, or is liable to be terminated, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

26.9

Each Group Company has complied with the terms of all licences in respect of open source software or any other third party software used for the purposes of the Business, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No product manufactured, developed or otherwise created by a Group Company incorporates any open source software or any other software, the licence in respect of which requires that Group Company to disclose the source code of such product to third parties, make such product available at no charge or relinquish any Intellectual Property Rights in respect of such product, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Computer operation and maintenance

26.10

All IT Systems are in good working order in all respects, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Since the Applicable Date, no part of the IT Systems has failed to function, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

26.11	All IT Services are being and have been provided in accordance with all applicable specifications, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

26.12	Each Group Company has full and unrestricted access to and use of the IT Systems which are required for the business of such Group Company.

26.13

So far as the Company is aware, no part of the IT Systems is or has been infected by any virus or other extraneously-induced malfunction, and no person has had unauthorised access to the IT Systems or any data stored thereon, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Group Company has documented security measures in place to protect the IT Systems that are adequate and appropriate.

26.14	The Company has procedures to back up data and disaster recovery plans that are reasonably adequate.

27.	Data Protection

27.1

For the purposes of paragraphs 27.2 to 27.6, “DP Laws” means (i) Regulation (EU) 2016/679; EU Directives 2002/58/EC and 2009/136/EC (each as implemented into the national Laws of EU Member States); (ii) Regulation (EU) 2016/679, as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of the Data Protection Act 2018 as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019; or (iii) other equivalent laws and regulations in other jurisdictions, each as amended, consolidated or replaced from time to time.

27.2	Each Group Company has complied with all applicable DP Law in all respects, including, without limitation:

(a)

each Group Company has, to the extent required by any applicable DP Law and in all material respects, filed and maintained a current entry in each relevant register maintained by all applicable authorities established pursuant to DP Laws (each, a “DPA”), and/or maintained suitable internal processing records;

(b)	each Group Company has processed personal data only in accordance with:

(i)	applicable DP Laws; and

(ii)	the terms of a privacy policy; and

(c)

in each instance in which a Group Company has engaged any third party to process personal data on its behalf, it has appointed such third party under a binding agreement which includes all necessary and appropriate data processing language in accordance with applicable DP Laws;

except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

27.3

No Group Company has received any written communication from any DPA alleging and/or enforcing non-compliance with any DP Law, or requesting a non-routine audit or compliance check relating to DP Law, or requiring such Group Company to undertake a non-routine audit or compliance check or to change or delete any data or prohibiting the transfer of data to a third party or out of the European Economic Area, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

27.4

No individual has claimed or taken, or has a right to claim or take, compensation or legal action, in each case against any Group Company, in respect of any breach of any rights or obligations under any DP Law or pursuant to any contract entered into which requires compliance with DP Law, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

27.5

Except in each case as would not, individually or in the aggregate, be material to the Group, taken as a whole, each Group Company has taken appropriate technical and organisational measures to ensure that all personal data that are processed by it or on its behalf:

(a)	are adequate, relevant and not excessive;

(b)	are not kept longer than necessary in relation to the purpose for which they are processed; and

(c)	are accurate and, where necessary, kept up to date.

27.6	The Group Companies incorporated in India are compliant with the provisions of the Aadhaar Act, 2016 with respect to collection and handling of Aadhaar data in all material respects.

28.	Real Estate

28.1

A Group Company has good title to and is the sole legal and beneficial freehold / leasehold owner in exclusive possession of the land on which the Group’s projects are located (the “Properties”) are free of Encumbrances (other than the Existing Encumbrances) and the title over the Properties have been acquired in compliance with Applicable Law. Each Group Company has under its custody all material title deeds (including but not limited to original title documents which the respective Group Company had acquired title over the Properties). Where required in accordance with Applicable Law, the name of each Group Company is reflected as the sole and exclusive owner/ lessee of the Properties held by them in the concerned local land registry or revenue records or all other local records of the concerned Governmental Authorities, and there are no adverse entries, noting or endorsements therein, which may obstruct the business operations, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

28.2

All covenants, conditions and agreements contained in any lease of any Property, on the part of the landlord and the tenant, have been complied with in all respects, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, and, to the best of the knowledge of the Company, no notice of breach (where such breach could result in liability of such Group Company being in excess of five million dollars (USD $5,000,000) of any of the tenant’s obligations under any such lease has been received from the landlord by any Group Company.

28.3

To the best of the knowledge of the Company, there is no order for compulsory acquisition, resumption, of any of the Properties by any Governmental Authorities and the Properties are not subject matter of any acquisition or requisition proceedings under any Applicable Laws and are not included in any notified schemes of improvement of any municipal/ village authority or any other public body, which, in each case, may obstruct the business operations, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no action, suit, Proceeding, claim, arbitration, injunction, writ, preliminary restraining order or investigation pending before any Governmental Authorities, which may have a material adverse effect on the usage, right, title or freehold/ leasehold interest (as the case may be), marketability of or other interest of any of the Group Company on the Properties, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

28.4

The right of way and access roads at each project owned by the Group are materially adequate for the accessing and operating of such projects and there are no disputes with any third party in relation to the right of way (including claims for any outstanding compensation), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

29.	Environmental

29.1	Each Group Company is conducting, and has since the Applicable Date conducted, the Business in compliance with Environmental Law in all material respects.

29.2

All material Environmental Permits required to be obtained by the Group have been obtained, are in force and have been complied with since the Applicable Date, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

29.3

No Group Company has, since the Applicable Date (or earlier to the extent unresolved), received any written notice of any civil, criminal, regulatory or administrative action, claim, investigation or other proceeding or suit relating to Environmental Law or Environmental Permits, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

29.4

No Group Company has received written notice that either (i) an Environmental Authority is intending to revoke, suspend, vary or limit any material Environmental Permit or (ii) any amendment to any material Environmental Permit is required to enable the continued operation of the Business, in each case of (i) and (ii), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

29.5

There are no proceedings or actions by any Environmental Authority or by any other person, entity or governmental authority pending against any Group Company under any Environmental Law, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

29.6

No Group Company is responsible (wholly or in part) for any material clean-up or other corrective action which has been assessed or ordered by any Environmental Authority in relation to any property currently or previously owned, used or occupied by a Group Company or is subject to any investigation or inquiry by an Environmental Authority in relation to the same.

29.7	No Group Company has disposed of any Hazardous Substance other than in material compliance with applicable Environmental Law.

29.8

The GIB Orders directing a conversion of existing overhead transmission lines into underground transmission lines in certain environmentally protected areas known as “priority areas” and then amending the requirement to ensuring installation of CEA complaint (particularly, the Technical Specifications for Bird Flight Diverters (BFD) issued by the Supreme Court Committee in Consultation with the CEA, dated June 16, 2022) bird diverters in certain environmentally protected areas known as “potential areas”, have not and are not reasonably expected to materially and adversely impact the business and operation of any Group Company.

30.	Employment

30.1

Complete and accurate particulars of the terms of employment or engagement of each Senior Employee have been shared with the Consortium, including their job titles, dates of commencement of employment or engagement, notice periods, all remuneration and other benefits actually provided or which each Group Company is bound to provide (save in respect of any pension or other retirement benefit schemes, arrangements and understandings), which apply to each of the Senior Employees.

30.2

Materially complete and accurate copies of all the standard terms and conditions, staff handbooks and material policies which apply to employees, directors and officers of any Group Company and complete and accurate copies of all contracts of employment or terms of engagement of all Senior Employees have been shared with the Consortium.

30.3	The persons treated by each Group Company for taxation and social security purposes as employees correctly include all persons who should be so treated.

30.4	The persons treated by each Group Company for taxation and social security purposes as employees correctly include all persons who should be so treated.

30.5

The information on the total number of Workers employed or engaged by each Group Company and in each relevant jurisdiction which has been shared with the Consortium is accurate in all respects, except as would not, individually or in the aggregate, have a Company Material Adverse Effect and includes complete and accurate particulars of all Company Equity Plans and Subsidiary Equity Plans.

30.6

Except as shared with the Consortium in respect of the outstanding awards granted under the Company Equity Plans and the employment contract of the Chief Executive Officer of the Company, there are no terms and conditions in any contract with any Worker, and no commitment has been made (whether or not legally binding) to any Worker, pursuant to which such Worker will be entitled to receive any payment or benefit or such Worker’s rights will change, or an entitlement of such Worker to terminate his employment or engagement will be triggered, as a direct consequence of the completion of the transaction and/or implementation of the Scheme contemplated by this Agreement.

30.7

All Employees in the relevant jurisdictions of each Group Company are legally entitled to work in and have complied with the local asylum and immigration requirements in, the relevant jurisdiction, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

30.8

The Company Employee Plans have been operated in accordance with their governing rules or terms and all applicable laws and all documents which are required to be filed with any regulatory authority in relation to them have been so filed, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

30.9

The terms of employment or engagement of all Workers, except the Senior Employees, are such that their employment or engagement may be terminated by not more than 3 months’ notice or pay in lieu thereof given at any time without liability for any payment including by way of compensation or damages (except for any compensation under any applicable statutory regime in the relevant jurisdiction).

30.10

Since the date of the Management Accounts, no Group Company has made, announced or proposed any material changes to the salary or benefits of or any bonus to any Workers and so far as the Company is aware, no Group Company is under any express or implied obligation to make any such changes with or without retrospective operation, except as would not, individually or in the aggregate, be material to the Group, taken as a whole.

30.11

There are no amounts in excess of US$500,000 (or its equivalent in applicable local currency) owing from, or agreed to be loaned or advanced by any Group Company to, any Worker individually (other than amounts representing salary accrued due for the current pay period, accrued holiday pay for the current holiday year or for reimbursement of expenses).

30.12	There are no disciplinary and grievance matters in relation to the Senior Employees within the last twelve (12) months.

30.13	No Senior Employee has given or received notice to terminate his employment or engagement as on the date of this Agreement.

30.14

There are no Senior Employees who are on secondment, career break or absent on grounds of ill health or disability or other leave of absence (other than normal holidays, maternity leave, parental leave, adoption leave, paternity leave or absence of no more than one (1) month due to illness).

30.15

There are no outstanding offers of employment or engagement by any Group Company to any person who would become a Senior Employee, and no person has accepted such an offer but not yet taken up the position accepted.

30.16

There is no provision in any occupational pension scheme in which Workers participate which provides enhanced benefits on redundancy, except as would not, individually or in the aggregate, be material to the Group, taken as a whole.

30.17

Full details of all severance payments and awards for compensation or orders for reinstatement or re engagement made against each Group Company in respect of current or past Senior Employees in the last 12 months have been shared with the Consortium. Materially complete and accurate details have been shared with the Consortium of any redundancy payment (whether pursuant to a redundancy scheme or formula or policy or implied through custom or practice or otherwise whether contractual or discretionary) which any Group Company has made in excess of the statutory redundancy entitlement to any former Senior Employee in the last two (2) years.

30.18

All salaries, wages and fees and other benefits of all Workers have, to the extent due, been paid or discharged together with all related payments to third party benefit providers or relevant authorities, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

30.19

There are no trade union, works council, whether national or cross border, special negotiating body, staff association or other body recognised by any Group Company for the purposes of representing any Workers. There have not been any requests or proposals to establish any such body received by any Group Company or made within the last two (2) years. There are no collective agreements nor any applicable information or consultation arrangement concerning any Worker and any Group Company.

30.20

Since the Applicable Date, no Group Company has been engaged or involved in any trade dispute with any Worker, trade union, works council, special negotiating body, staff association or any other body representing Workers and, to the best of the knowledge of the Company, no event has occurred which could or might give rise to any such dispute and no industrial action involving Workers is now occurring or threatened, except in each case as would not, individually or in the aggregate, be material to the Group, taken as a whole. There are no litigations pending or, to the best of the knowledge of the Company, threatened, in writing, against any Group Company by any Worker, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. The Group Companies are not a party to any collective bargaining agreements and/or other labour union contracts. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there is no activity or proceeding of any labour union to organize its employees and there are no ongoing or, to the best of the knowledge of the Company, threatened strikes, slowdowns or work stoppages by Employees or any contractors engaged by any Group Company.

30.21

So far as the Company is aware and except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no past or present Senior Employee has any claim or right of action, either actual or which can reasonably be anticipated, against any Group Company.

30.22

So far as the Company is aware, no Group Company has discriminated against, or in relation to any current or prospective Worker on the grounds of sex, sexual orientation, marital status, gender reassignment, race, nationality, religion or belief, disability or age or for equal pay or treatment.

30.23

Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Group Company has complied with all relevant provisions of treaties, directives, statutes, regulations, codes of conduct, collective agreements, terms and conditions of employment, orders, declarations and awards relevant to Workers or the relations between a Group Company and any body representing Workers.

30.24

No Group Company has within the eighteen (18) months preceding the date hereof entered into any agreement which involved the automatic transfer of staff by operation of law, other than in relation to transfers within members of the Group.

30.25

No Group Company has outsourced the management and operations of its business or any part thereof to a third party service provider such that there may be an automatic transfer of staff by operation of law upon the change of any such service provider or the insourcing of the same or similar services.

30.26	No Senior Employee is or has in the last 3 years been associated as a key management person or director with any entity which has been declared as a wilful defaulter by the Reserve Bank of India.

30.27

Since the Applicable Date, each Group Company has obtained all Licenses required by Applicable Law, and is in compliance with the terms and conditions of all such authorizations as well as the Applicable Law, in each case relating to employment and employment practices, statutory payments or contributions, cess payments (including building and construction workers cess), work conditions, hours of work, leave, maternity benefits, payment of wages or other dues, provident fund, gratuity, bonus, employees state insurance, contract labourers, minimum wage, overtime payments, and workers’ compensation, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. Without prejudice to the generality of the foregoing, the Group Companies have in all made all statutory contributions in respect of the Workers in accordance with Applicable Laws, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. All contractors engaged by any Group Company have paid wages, salaries, bonus, gratuity and made all statutory contributions (including, without limitation, bonus, gratuity and overtime) in respect of all its employees and workers in compliance with Applicable Laws and there are no material outstanding payments, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

30.28

No Group Company nor, as far as the Company is aware, their contractors have received any notice or claims from any governmental authorities alleging any breach of any Applicable Laws relating to labour and employment matters including the Building and Other Construction Workers (Regulation of Employment and Conditions of Service) Act, 1996 and Building and Other Construction Workers Cess Act, 1996, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. No action has been initiated or is pending or, to the best of the knowledge of the Company, threatened in writing against the Company for any violations under any Applicable Law in relation to labour and employment matters, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

31.	Pensions

For the purposes of this paragraph 31, the following expressions shall have the following meanings:

“2004 Act” means the Pensions Act 2004;

“Defined Contribution Plan” means a plan that provides for an individual account for each participant and for Pension Benefits based solely on the amount contributed to the participant’s account and any income, expenses, gains and losses and any forfeitures of accounts of other participants which may be allocated to such participant’s account;

“Disclosed Plans” means National Employment Savings Trust (NEST) Corporation;

“Pension Benefits” means any pension, lump sum or other benefit payable on, in anticipation of, or following retirement, death, reaching a particular age, illness or disability, or in similar circumstances; and

“Worker” means a current or former employee, officer or director of any Group Company.

31.1

Other than the Disclosed Plans and contributions under Applicable Law, there are no agreements, arrangements, obligations or commitments (whether funded or unfunded) under which any Group Company is required to make payment of a contribution towards, or other provision for, Pension Benefits for the benefit of a Worker or a Worker’s dependants and no undertaking or assurance (whether written or oral) has been given by any Group Company to any person as to the continuance or introduction of any plan or arrangement, or increase, augmentation or improvement of any Pension Benefits (including those provided under the Disclosed Plans), except as would not, individually or in the aggregate, be material to the Group, taken as a whole.

31.2

Materially accurate particulars of the Disclosed Plans are contained in Project Christmas Data Room folder 19.9 including details of the rates and amounts of contributions payable by any Group Company to the Disclosed Plans.

31.3	Each Disclosed Plan is a Defined Contribution Plan and no Group Company is or has ever been:

(a)

an employer (for the purpose of section 318(1) of the 2004 Act) of an occupational pension scheme within the meaning of section 1 of the Pensions Schemes Act 1993 which is not a Defined Contribution Plan; or

(b)	associated or connected with such an employer, as such terms are defined in section 51 of the 2004 Act.

31.4

To the best of the knowledge of the Company, each Disclosed Plan that is capable of being formally approved or qualified by, or registered with, the appropriate taxation, social security, supervisory, fiscal or other applicable governmental authority in the relevant jurisdiction, in order to obtain tax approval, favoured or qualified status in such jurisdictions, has been so approved, qualified or registered and no act or omission has occurred which may cause such approval, qualified or registered status to be withdrawn.

31.5

To the best of the knowledge of the Company, the Disclosed Plans have been operated at all times in accordance with their governing documents and in material compliance with all applicable laws and regulatory requirements, including any applicable laws or regulatory requirements relating to the funding of Pension Benefits.

31.6

There are no material outstanding contributions, costs (including levies) or expenses payable by any Group Company in respect of the Disclosed Plans and except to the extent provisioned in the books or the accounts, no Group Company has any other monetary obligations (including actuarial, consultancy, legal or other fees) to or in respect of the Disclosed Plans.

31.7

To the best of the knowledge of the Company, no material claim has been made or threatened against any Group Company or the trustees or administrators of any of the Disclosed Plans, or against any person whom any Group Company is or may be liable to indemnify or compensate, in connection with any of the Disclosed Plans (other than routine claims for benefits), nor are there any circumstances which may give rise to any such claim.

32.	Antitakeover Statutes and UK Takeover Code

32.1

So far as the Company is aware, there are no “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions”, “business combination statute or regulation” or other similar state or other anti-takeover laws and regulations applicable to the Transaction.

32.2

So far as the Company is aware, there are no facts or circumstances that exist or are reasonably likely to exist that would cause, or would reasonably be expected to cause, the Company to become subject to the Takeover Code.

33.	Opinion of Financial Advisor

33.1

Rothschild & Co has delivered its opinion to the Special Committee to the effect that, as of the date of such opinion, the Consideration to be delivered to the Cash-Out Shareholders pursuant to this Agreement is fair, from a financial point of view, to such holders.

Schedule 5

Warranties of the Consortium

Part 1 CPPIB

CPPIB represents that:

1.1	CPPIB is duly incorporated or formed and validly existing under the laws of its place of incorporation or formation.

1.2

CPPIB has full power and authority to enter into and perform this Agreement and all other documents executed by CPPIB in relation to the Transaction and/or the Scheme (together, the “CPPIB Entity Documents”), each of which is valid and legally binding and constitutes (when executed) valid and legally binding obligations on CPPIB in accordance with the respective terms of the CPPIB Entity Documents.

1.3	The execution, delivery and performance by CPPIB of this Agreement will not result in a breach of:

(a)	any provision of the articles of association, by laws or equivalent constitutional documents of CPPIB;

(b)	any Order of any court or other Governmental Authorities by which CPPIB is bound; or

(c)	any Applicable Laws or regulations in any relevant jurisdiction,

except, in the case of paragraphs (b) and (c), for such breaches that, individually or in the aggregate, would not prevent or materially delay the ability of CPPIB to consummate the Transaction.

1.4

CPPIB is not required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any Governmental Authority in connection with the execution, delivery and performance of this Agreement, except for (i) such notices or filings or consents of the Court in connection with the Scheme, (ii) the Identified Clearances, (iii) filings required under the 1934 Act and (iv) such other notices, filings, consents, waivers or authorizations, the failure to obtain which would not, individually or in the aggregate, prevent or materially delay the ability of CPPIB to consummate the Transaction.

1.5

There are no civil, criminal or administrative actions, suits, claims, litigation, charges, demands, notices of violation, enforcement actions, hearings, arbitrations, audits, examinations, inquiries, investigations or other similar proceedings current, pending or, to the knowledge of CPPIB, threatened against CPPIB, except for those that have not had and would not, individually or in the aggregate, prevent or materially delay the ability of CPPIB to consummate the Transaction.

1.6

No moratorium has been obtained nor has any order been made, petition presented or resolution passed for the winding up of CPPIB. No administrator nor any receiver, monitor, manager or equivalent office has been appointed by any Person in respect of CPPIB or all or any of its assets and no steps have been taken to initiate any such appointment and no voluntary arrangement has been proposed. CPPIB has not become subject to any analogous proceedings, appointments or arrangements under the Applicable Laws of any applicable jurisdiction.

Part 2 Founder

The Founder represents that:

1.1	The Founder has the necessary authority to enter into and perform this Agreement.

1.2

The execution, delivery and performance by the Founder will not result in a breach of any order, judgment or decree of any court or governmental authority by which the Founder is bound that, individually or in the aggregate, would prevent or materially delay the ability of the Founder to perform his obligations under this Agreement.

1.3

The Founder is not required to give any notice to or make any filing with or obtain any permit, consent, waiver or other authorisation from any Governmental Authority in connection with the execution, delivery and performance of this Agreement, except for: (i) such notices or filings or consents of the Court in connection with the Scheme; (ii) those consents, waivers or approvals referred to in the Conditions in Schedule 1; (iii) filings required under the 1934 Act; and (iv) such other notices, filings, consents, waivers or authorizations, the failure to obtain which would not, individually or in the aggregate, prevent or materially delay the ability of the Founder to perform his obligations under this Agreement.

1.4

No bankruptcy petition has been presented for the Founder’s bankruptcy, nor has any arrangement or composition been proposed with any of the Founder’s creditors, nor has the Founder taken the benefit of any statutory provision for the time being in force for the relief of insolvency debtors.

Schedule 6

Form of Scheme1

[***]

[1]	To be provided in the Scheme Circular.

Schedule 7

Form of Company Shareholder Resolution2

[***]

[2]	To be provided in the Scheme Circular.

Schedule 8

Form of Special Committee Recommendation3

[***]

[3]	To be provided in the Scheme Circular.

Schedule 9

Joint Announcement4

[***]

[4]	The Joint Announcement has been furnished to the SEC as Exhibit 99.2 to the Form 6-K, dated August 11, 2026.

Schedule 10

Form of Rollover Election Notice5

[***]

[5]	To be separately distributed pursuant to the Scheme Circular.

[Signature pages follow]

The Parties have entered into this Agreement on the date first set out above.

Signed for and on behalf of

CANADA PENSION PLAN INVESTMENT BOARD

By an authorised signatory	/s/ Bill Rogers
Signature
Bill Rogers
Name of signatory (print)
Authorized Signatory
Title of signatory (print)

/s/ Michael Douglas
Signature
Michael Douglas
Name of signatory (print)
Authorized Signatory
Title of signatory (print)

Signed by

SUMANT SINHA

/s/ Sumant Sinha
Signature

Signed for and on behalf of

RENEW ENERGY GLOBAL PLC

By an authorised signatory	/s/ Vikash Jain
Signature
Vikash Jain
Name of signatory (print)
Authorized Signatory
Title of signatory (print)

[Signature page to Transaction Agreement]